As filed with the Securities and Exchange Commission on July 1, 2020

Registration No. 333-239205

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BlueCity Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5876-9855

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-212-947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Chris K.H. Lin, Esq. Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(2)(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Class A Ordinary shares, par value US$0.0001 per share(1)	3,047,500	US$34.00	US$103,615,000	US$13,449.23

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-239599). Each two (2) American depositary shares represent one (1) Class A ordinary share.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus Dated July 1, 2020.

5,300,000 American Depositary Shares

BlueCity Holdings Limited

Representing 2,650,000 Class A Ordinary Shares

This is an initial public offering of 5,300,000 American depositary shares, or ADSs, of BlueCity Holdings Limited. Each two ADSs represent one Class A ordinary share, par value US$0.0001 per share.

Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We anticipate that the initial public offering price will be between US$15.00 and US$17.00 per ADS. We have applied to list the ADSs on the Nasdaq Global Market under the symbol “BLCT.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Baoli Ma, our founder, chairman and chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares and will be able to exercise 70.7% of our total voting power assuming the underwriters do not exercise their over-allotment option, or 70.0% of our total voting power if the underwriters exercise their over-allotment option in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Baoli Ma, our founder, Chairman of the Board of Directors and Chief Executive Officer, has indicated interests in purchasing, through BlueCity Media Limited, an aggregate of up to US$5.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. None of such indication of interests is a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to him or his affiliates.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 16.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE US$                    PER ADS

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have an over-allotment option to purchase up to an additional 795,000 ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about            , 2020.

AMTD	Loop Capital Markets	Tiger Brokers	Prime Number Capital	R. F. Lafferty & Co., Inc.

Prospectus dated             , 2020.

BLUECITY

Providing a full suite of services
to empower the LGBTQ community in their daily lives

Largest Online LGBTQ Community

In China, India, Korea, Thailand and Vietnam in terms of average MAUs[1]

49+ million
Registered users[2]

210+ countries & regions
Registered users spanning[2]

6.0 million
Average MAUs[3]

>49% MAUs
Outside of China[4]

60+ minutes
Average daily time spent[1]

16+
Average daily sessions[1]

1. According to Frost & Sullivan Report, in 2019
2. As of March 31, 2020
3. In the three months ended March 31, 2020
4. In March 2020

BLUECITY

HOME for the LGBTQ Community to be themselves

SANCTUARY for members to express themselves in an uplifting community

Access to **HEALTH AND WELLNESS** services with privacy protection

Passageway that enables the **PURSUIT OF PARENTHOOD**

0.0 km
0.0 km

BLUED

Social Network

Engaging location and content-based services

LIVE

Live Streaming

24 hour access to a wide variety of interactive content

荷尔健康

He Health

Timely provision of health-related services

淡蓝公益

Public Interest

Internet + HIV awareness and prevention, and promotion of diversity bluedbaby 蓝色宝贝

Bluedbaby

Personalized assisted reproduction consultation services enabling pursuit of parenthood

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States.

Until             , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China and globally. We refer to this report as the Frost & Sullivan Report.

The BlueCity Story: From One to 49 million

One Person

Our story started in the year 2000, when our founder, Mr. Baoli Ma, a closeted policeman by the alias “Geng Le,” founded one of China’s first and most influential LGBTQ online forums, Danlan.org. Danlan.org is the predecessor of BlueCity, and Mr. Ma is our number one employee.

Homosexuality was removed from an official list of mental illness in China the next year.

Six Years

After secretly moderating Danlan.org every night for six years by himself, Mr. Ma was joined by a few devoted volunteers in 2006, and they put their hearts and souls into promoting social awareness and connectivity among the LGBTQ community.

For the many years that followed, Danlan.org carried on its public interest gene and made relentless efforts in promoting HIV awareness and prevention.

34 Employees

After resigning from his policeman position in 2011, Mr. Ma was determined to fully devote himself to social awareness activities for the LGBTQ population. BlueCity was officially founded in the same year, with the launch of our mobile app Blued the year after.

BlueCity started out with 34 employees and grew exponentially into a market leader in the increasingly active LGBTQ community and the associated “pink economy.”

49 Million Registered Users

From a one-man operation that started 20 years ago, BlueCity has evolved into a global gateway for the “coming out journey” of the LGBTQ population, encouraging them to be themselves, feel good about themselves, and embrace the community. We celebrate a registered user base of over 49 million on our Blued mobile app as of March 31, 2020. “Registered user” means a user that has registered by providing the required information and has logged in to our Blued mobile app at least once since registration. For a detailed description of the definition of registered user, see “Conventions that Apply to this Prospectus.” Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020. “Average MAUs” for any period is calculated by dividing (i) the sum of MAUs for each month of such period, by (ii) the number of months in such period. “MAUs” refers to the number of users, including both paying and non-paying users, that logged in to our Blued mobile app in a given month at least once. We treat each account as a distinct user when calculating MAUs.

Don’t blink. The best is yet to come.

A Snapshot of BlueCity Today

We have a large and active user base which primarily consists of LGBTQ persons in China and the rest of Asia, and we provide a full suite of services empowering LGBTQ persons in all aspects of their daily lives. As a central hub of BlueCity’s services and platforms, the Blued mobile app allows our users to connect with each other, express themselves, and access professional health related services and family planning services at their fingertips. With a long history of serving the LGBTQ community, we have an unparalleled understanding of their needs and concerns, and have developed service offerings specifically tailored to meet their lifetime needs:

•	Self-Identity and Sense of Belonging

BlueCity is a spiritual home for LGBTQ people, encouraging them to be themselves, feel good about themselves and embrace the community. This unique position strengthens our user engagement and stickiness. This develops a self-reinforcing virtuous cycle and helps our community grow stronger over time. According to the Frost & Sullivan Report, Blued was the first point of contact with the LGBTQ community for the majority of our users. In 2019, Blued had an average daily time spent per active user of over 60 minutes and average daily sessions per active user of over 16 times, according to the Frost & Sullivan Report. Blued had an average next-month retention rate of 71.0% in 2019. “Average daily time spent per active user” for any period is calculated by dividing (i) the sum of time spent on our Blued mobile app per DAU for each day of such period, by (ii) the number of days in such period. “Average daily sessions per active user” for any period is calculated by dividing (i) the sum of number of times of opening our Blued mobile app per DAU for each day of such period, by (ii) the number of days in such period. “Next-month retention rate,” as applied to the number of unique MAUs of Blued mobile app in a calendar month, is the percentage of these unique MAUs in the next calendar month.

•	Social Connection and Interaction

Through Blued, we empower our users in their social life through a variety of location-based and content-based social networking services which facilitate dynamic and engaging interactions among members of our community. Our location-based social networking services cater to the diverse social needs of our users and enable them to conveniently connect with each other and expand relationships from online to offline. Our content-based social networking services seamlessly immerse our users into our large and robust global community and enable them to discover content that is interesting and relevant to them. We also provide a variety of membership services, including subscription-based membership services and pay-per-use functions, to further enhance their social networking experience.

•	Entertainment and Expression

Our platform is a safe and secure oasis for our users to express themselves in a positive, sanguine and uplifting community. Aside from content generated by users in their daily social activities, Blued enables users to live stream a wide variety of content and activities including talent shows, matchmaking shows, game shows, storytelling shows, comedy shows and casual chats between broadcasters and viewers. We have a talented and loyal broadcasters pool and share revenues generated from virtual gift sales with broadcasters through their agencies. We are committed to supporting our broadcasters and attracting new broadcasters to ensure a sustainable supply of high-quality streaming content on our platform.

•	Health and Wellness

Through our health platform He Health, we provide a wide variety of health-related services, primarily including HIV-related services and comprehensive men’s health services. We provide easy access to timely and professional HIV screening and prevention solutions and men’s health solutions, which include a wide variety of test-kits, medication and medical consulting services to be ordered at their fingertips. He Health is currently only available in China.

•	Pursuit of Parenthood

The pursuit of parenthood is a fundamental need and life goal of many members of our community. We offer family planning services through our Bluedbaby platform to Chinese customers, hand-holding them throughout the journey in cooperation with our assisted reproductive technology, or ART, services partners outside of China.

Blued is a world’s leading LGBTQ platform in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are the dominant leader in China. In 2019, we had average MAUs and average DAUs over six and nearly seven times that of the next largest player in China, respectively, according to the Frost & Sullivan Report. “Average DAUs” for any period is calculated by dividing (i) the sum of DAUs for each day of such period, by (ii) the number of days in such period. “DAUs” refers to the number of users, including both paying and non-paying users, that logged in to our Blued mobile app in a given day at least once. We treat each account as a distinct user when calculating DAUs. Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020. Leveraging our experience in China, we have successfully expanded into a number of overseas markets and established a strong global presence. We are the largest online LGBTQ community in India, Korea, Thailand and Vietnam in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are rapidly expanding into new markets, and have users spanning over 210 countries and regions as of March 31, 2020. Despite our global footprint, approximately 3.4%, 6.6% and 9.9% of our total revenues for 2018, 2019 and the three months ended March 31, 2020, respectively, were contributed by users outside China. We are still in the early stage of generating revenue from our users outside China and are continuing to introduce diversified service offerings to cater to their different needs. Users in countries and regions outside of China represented over 49% of our total MAUs in March 2020. Currently, Blued is primarily used by homosexual men, while all of our services are available to the LGBTQ population in general.

Leveraging our deep understanding of and broad connections with the LGBTQ community accumulated throughout the years since Danlan.org, we continuously conduct a wide variety of public interest initiatives related to the LGBTQ community primarily through Danlan Public Interest, BlueCity’s public interest arm. Empowered by our platform’s technologies and data traffic and our deep understanding of the LGBTQ community, we believe we were the first in China to introduce the concept of “Internet + HIV prevention” to integrate online and offline HIV prevention efforts in HIV testing, prevention education, academic research and volunteering. We are also committed to continuously promoting diversity and LGBTQ awareness around the world by organizing and participating in a wide variety of social events. For more information on our public interest initiatives, see “—Corporate Social Responsibility—Danlan Public Interest.”

Our Industry

The LGBTQ population, which for the purpose of this prospectus refers to the population who identifies themselves as part of the LGBTQ community, was approximately 450 million in 2018 and is expected to grow to 591 million by 2023, representing 7.4% of the total population, compared to 5.9% of the total population in 2018, according to the Frost & Sullivan Report. According to the same report, the LGBTQ population in general has higher average disposable income than that of the general population. The LGBTQ population also tends to spend more across various categories, such as healthcare, recreation, clothing and footwear, and dining out, compared to the general population. These factors have all contributed to the rapid growth of the LGBTQ market, which is the sum of all consumer expenditures by the LGBTQ population and marketing expenditures towards the LGBTQ population, as defined by the Frost & Sullivan Report. The market size of the global online LGBTQ market was US$261.5 billion in 2018, and is expected to reach US$580.4 billion by 2023, representing a CAGR of 17.3%.

LGBTQ platforms provide products and services to the LGBTQ community including social and entertainment, online health consulting and online pharmacy, and assisted reproductive technology service. According to the Frost & Sullivan Report, the global LGBTQ online social and entertainment market had a total global revenue of US$2.7 billion in 2018, consisting of revenues from membership fees, advertising revenue and live streaming, and is expected to reach US$6.2 billion in 2023, representing a CAGR of 18.3%. China’s online health consulting and online pharmacy market was US$1.2 billion in 2018, representing a CAGR of 39.3% since 2014 and is expected to reach US$3.6 billion by 2023, representing a CAGR of 25.3%. The global ART consulting services market was US$167.4 million in 2018, representing a CAGR of 20.4% since 2014 and is expected to reach US$417.6 million in 2023, representing a CAGR of 20.1%. In 2018, 32.3% of the global ART consulting services market was contributed by Chinese customers seeking overseas ART services. This is expected to reach 41.6% by 2023.

Our Competitive Strengths

We believe our success to date is primarily attributable to the following key competitive strengths:

•	world’s leading LGBTQ community;

•	strong user engagement and stickiness driven by sense of belonging;

•	proven capabilities to provide community-centric services;

•	stringent privacy and security standards;

•	culture of commitment to corporate social responsibility;

•	proprietary and tailored technology infrastructure; and

•	visionary founder leading an experienced management team.

Our Strategies

We intend to pursue the following strategies to further grow our business:

•	solidify our leading position in existing markets;

•	expand into new geographies;

•	broaden product offerings to serve other sub-groups of the LGBTQ population;

•	enhance monetization capabilities and further diversify our service offerings;

•	explore strategic investment and acquisition opportunities;

•	continue to strengthen our technological capabilities;

•	strengthen our talent base; and

•	continue to make positive social impact in China and globally.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

•	retaining our existing users and acquiring new users;

•	sustaining our rapid growth, effectively managing our growth, and implementing our business strategies;

•	implementing our monetization strategies and generating sustainable revenues and profit;

•	meeting the challenges presented by our increasingly international operations;

•	compliance with complex and evolving laws and regulations in the PRC and other countries and regions where we have business;

•	developing and providing our users with new and innovative products and services;

•	achieving and sustaining profitability;

•	protecting our users’ privacy and data;

•	legality, public policies, and sentiment regarding the LGBTQ community in the countries and regions where our services are available;

•	keeping up with technological developments and evolving user expectations; and

•	adapting and managing the impact caused by the global outbreak of COVID-19.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

In September 2011, Beijing BlueCity Culture and Media Co., Ltd., our VIE, a PRC domestic company, was established. We launched our mobile app Blued in 2012.

In December 2013, BlueCity Holdings Limited was established in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. In March 2014, BlueCity Holdings Limited established a wholly-owned subsidiary in Hong Kong, BlueCity Holdings Hong Kong Limited.

In 2014, BlueCity Holdings Hong Kong Limited established, Beijing BlueCity Information & Technology Co., Ltd., our WFOE, and we gained control over our VIE through our WFOE by entering into a series of contractual arrangements with our VIE and its shareholders. In June 2018, in order to reflect the change of shareholding of our VIE, we effected some restructuring of the equity ownership in our VIE, and a new series of contractual arrangements, whose terms are substantially the same with the previous contractual arrangements, were subsequently entered into by and among our WFOE, our VIE and our VIE’s shareholders. For more details and risks related to our variable interest entity structure, please see “—Contractual Arrangements with our Consolidated Affiliated Entity and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIE. We treat our VIE as our consolidated affiliated entity under U.S. GAAP, and have consolidated the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this prospectus:

Note:
(1)	Mr. Baoli Ma, our founder, chairman and chief executive officer, and Mr. Changyou Ma, a family member of Mr. Baoli Ma, hold 99.15% and 0.85% equity interests in our VIE, respectively.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.00 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Controlled Company

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Baoli Ma, our founder, chairman and chief executive officer, will beneficially own all of our then issued and outstanding Class B ordinary shares and will be able to exercise 70.7% of our total voting power assuming the underwriters do not exercise their over-allotment option, or 70.0% of our total voting power if the underwriters exercise their over-allotment option in full, without taking into account the ADSs that any of the existing shareholder or its affiliates may purchase in this offering. Under the Nasdaq Stock Market Rules, a “controlled company” may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering.

Corporate Information

Our principal executive office is Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing, China. Our telephone number at this address is +86 10 5876-9855. Our registered office in the Cayman Islands is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is www.blue-city.com. The information contained in our website is not a part of this prospectus.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, and for the purpose of this prospectus only:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each two (2) ADSs represent one (1) Class A ordinary share;

•	“ARPPU” refers to average revenue per paying user in a given period;

•

“average daily sessions per active user” for any period is calculated by dividing (i) the sum of number of times of opening our Blued mobile app per DAU for each day of such period, by (ii) the number of days in such period;

•

“average daily time spent per active user” for any period is calculated by dividing (i) the sum of time spent on our Blued mobile app per DAU for each day of such period, by (ii) the number of days in such period;

•	“average DAUs” for any period is calculated by dividing (i) the sum of DAUs (as defined below) for each day of such period, by (ii) the number of days in such period;

•	“average MAUs” for any period is calculated by dividing (i) the sum of MAUs (as defined below) for each month of such period, by (ii) the number of months in such period;

•

“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan, and “Greater China” includes Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.0001 per share;

•

“BlueCity,” “we,” “us,” “our company” and “our” refer to BlueCity Holdings Limited, our Cayman Islands holding company, and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;

•

“DAUs” or “Daily Active Users” refers to the number of users, including both paying and non-paying users, that logged in to our Blued mobile app in a given day at least once. We treat each account as a distinct user when calculating DAUs;

•

“MAUs” or “Monthly Active Users” refers to the number of users, including both paying and non-paying users, that logged in to our Blued mobile app in a given month at least once. We treat each account as a distinct user when calculating MAUs;

•	“our VIE” refers to Beijing BlueCity Culture and Media Co., Ltd.;

•	“our WFOE” refers to Beijing BlueCity Information & Technology Co., Ltd.;

•	“next-month retention rate,” as applied to the number of unique MAUs of Blued mobile app in a calendar month, is the percentage of these unique MAUs in the next calendar month;

•

“registered user” means a user that has registered by providing required information and logged in to our Blued mobile app at least once since registration. We calculate the number of registered users as the cumulative number of valid user accounts at the end of the relevant period, and consequently, the number of registered users may not be equal to the number of active user accounts during the relevant period. Each individual user may have more than one registered user account for our Blued mobile app, and consequently, the number of registered users we present in this prospectus may not be equal to the number of distinct individuals who are represented by the registered users;

•	“RMB” and “Renminbi” refers to the legal currency of China;

•	“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is RMB. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0808 to US$1.00, the exchange rate in effect as of March 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On June 26, 2020, the noon buying rate for Renminbi was RMB7.0768 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$15.00 and US$17.00 per ADS.

ADSs offered by us	5,300,000 ADSs (or 6,095,000 ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	5,300,000 ADSs (or 6,095,000 ADSs if the underwriters exercise their option to purchase additional ADSs representing ordinary shares in full), and does not include shares issuable upon full vesting and exercise of the options granted and outstanding as of the date of this prospectus.

Ordinary shares issued and outstanding immediately after this offering	12,210,830 Class A ordinary shares and 5,614,840 Class B ordinary shares (or 12,608,330 Class A ordinary shares and 5,614,840 Class B ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each two (2) ADSs represents one (1) Class A ordinary share, par value US$0.0001 per share. The depositary will hold the underlying Class A ordinary shares represented by your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay any cash dividends on our Class A ordinary shares in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares	Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 795,000 additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$75.1 million from this offering, or approximately US$86.9 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$16.00 per ADS, which is the mid-point of the estimated rage of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds we receive from this offering for (i) geographic expansion, (ii) investment in technology and development, artificial intelligent technology and big data capacity in particular, and (iii) general corporate purposes. See “Use of Proceeds” for more information.

Lock-up	We, our directors, executive officers and our current shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we will not authorize or permit Deutsche Bank Trust Company Americas, as depositary, to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of the representatives on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Indication of Interest

Baoli Ma, our founder, Chairman of the Board of Directors and Chief Executive Officer, has indicated interests in purchasing, through BlueCity Media Limited, an aggregate of up to US$5.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$16.00 per ADS, which is the mid-point of the estimated offering price range, Baoli Ma would purchase an aggregate of up to 312,500 ADSs. Such indications of interest are not binding agreements or commitments to purchase, and we and the underwriters are under no obligation to sell ADSs to him or his affiliates.

Listing	We have applied to list the ADSs on the Nasdaq Global Market under the symbol “BLCT.” Our ADSs and Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2020.

Depositary	Deutsche Bank Trust Company Americas.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive loss data and cash flows data for the years ended December 31, 2018 and 2019, and summary consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of comprehensive loss data and cash flows data for the three months ended March 31, 2019 and 2020, and summary consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the years ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues	501,292	758,888	107,175	145,340	207,473	29,301
Cost of revenues	(388,385)	(546,211)	(77,140)	(110,286)	(139,213)	(19,660)
Selling and marketing expenses	(98,011)	(119,437)	(16,868)	(25,747)	(38,611)	(5,453)
Technology and development expenses	(93,985)	(129,652)	(18,310)	(29,517)	(30,283)	(4,277)
General and administrative expenses	(70,072)	(24,439)	(3,451)	(5,259)	(9,790)	(1,383)

Total cost and expenses	(650,453)	(819,739)	(115,769)	(170,809)	(217,897)	(30,773)

Operating loss	(149,161)	(60,851)	(8,594)	(25,469)	(10,424)	(1,472)

Changes in fair value of financial instruments	(4,044)	(9,024)	(1,274)	(3,261)	(5)	(1)
Gain on extinguishment of a convertible debt	—	8,986	1,269	—	—	—
Interest income	8,645	8,890	1,255	2,319	2,431	343

Loss before income taxes	(144,560)	(51,999)	(7,344)	(26,411)	(7,998)	(1,130)

Income tax (expense)/benefit	—	(931)	(131)	—	385	55
Net loss	(144,560)	(52,930)	(7,475)	(26,411)	(7,613)	(1,075)

Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(1,535)	—	—	—	—	—
Accretion and modification of Redeemable Convertible Preferred Shares to redemption value	(236,615)	(631,005)	(89,115)	(169,498)	(20,288)	(2,865)

Net loss attributable to ordinary shareholders	(382,710)	(683,935)	(96,590)	(195,909)	(27,901)	(3,940)

Net loss per ordinary share
—Basic and diluted	(68.16)	(121.81)	(17.20)	(34.89)	(4.97)	(0.70)
Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	5,614,840	5,614,840	5,614,840	5,614,840	5,614,840	5,614,840

	For the years ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Non-GAAP Financial Measure:

Adjusted net loss	(90,249)	(52,892)	(7,470)	(23,150)	(7,608)	(1,074)

We consider Adjusted Net Loss, a non-GAAP financial measure, as a supplemental measure in evaluating and assessing our operating results.

Adjusted Net Loss represents net loss excluding share-based compensation, changes in fair value of financial instruments, and gain on extinguishment of a convertible debt. We believe that Adjusted Net Loss helps identify underlying financial and business trends relating to our results of operations that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. By making our financial results comparable period by period, we believe Adjusted Net Loss provides useful information to better understand our historical business operations and future prospects and allow for greater visibility with respect to key metrics used by our management in financial and operational decision-making.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. You are encouraged to review the historical non-GAAP financial measure to the most directly comparable U.S. GAAP measures. The non-GAAP financial measure presented by us may be calculated differently from and, therefore, may not be comparable to, similarly titled measures presented by other companies. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to Adjusted Net Loss for the periods indicated:

	For the years ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Adjusted Net Loss reconciliation:
Net loss	(144,560)	(52,930)	(7,475)	(26,411)	(7,613)	(1,075)
Add:
Share-based compensation	50,267	—	—	—	—	—
Changes in fair value of financial instruments	4,044	9,024	1,274	3,261	5	1
Gain on extinguishment of a convertible debt	—	(8,986)	(1,269)	—	—	—

Adjusted net loss	(90,249)	(52,892)	(7,470)	(23,150)	(7,608)	(1,074)

The following table presents our summary consolidated balance sheets data as of December 31, 2018 and 2019 and March 31, 2020:

	As of December 31,			As of March 31,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	63,047	297,274	41,983	279,084	39,414
Term deposits	371,766	83,017	11,724	84,313	11,907
Total current assets	483,049	433,994	61,292	426,139	60,182
Total assets	510,476	466,876	65,935	463,629	65,477
Total liabilities	120,597	123,898	17,498	124,909	17,641
Total mezzanine equity	1,074,916	1,730,478	244,390	1,777,631	251,049
Total shareholders’ deficit	(685,037)	(1,387,500)	(195,953)	(1,438,911)	(203,213)

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2019 and 2020:

	For the years ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(103,428)	(31,642)	(4,469)	(28,416)	(14,867)	(2,100)
Net cash (used in)/provided by investing activities	(113,172)	285,594	40,334	167,137	(4,656)	(658)
Net cash provided by/(used in) financing activities	166,251	(22,252)	(3,143)	—	(1,539)	(217)
Effect of foreign currency exchange rate changes on cash and cash equivalents	3,407	2,527	357	(395)	2,872	406
Net (decrease)/increase in cash and cash equivalents	(46,942)	234,227	33,079	138,326	(18,190)	(2,569)
Cash and cash equivalents at the beginning of the year/period	109,989	63,047	8,904	63,047	297,274	41,983
Cash and cash equivalents at the end of the year/period	63,047	297,274	41,983	201,373	279,084	39,414

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations and cash flows, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to retain our existing users or acquire new users, or if user engagement declines, our business, results of operations and prospects may be materially and adversely affected.

Our ability to maintain and grow our user base while keeping our users highly engaged is critical to the continued success and growth of our business. Since our inception in 2011, we have strived to create a trusted community and deliver more diversified products and services to attract new users and keep our existing users engaged. To maintain and improve the level of engagement of our users and expand our user base, we must continue to innovate our products and services, respond promptly to evolving user preferences and lifetime needs, implement new technologies and strategies, curate interesting content created by popular broadcasters and stimulate interactions in our community, all of which will require us to incur substantial costs and expenses. If such costs and expenses fail to effectively translate into larger user base and improved user engagement, we may not be able to achieve all these goals and our results of operations may be materially and adversely affected.

If we are not successful in our efforts to retain or grow our user base, the engagement level of our users may decrease, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we fail to convert users into paying users, or if the number of our paying users declines, our revenues may decline and our results of operations may be materially and adversely affected.

In particular, there is no assurance that our platform will be able to remain popular within the LGBTQ community. A number of factors could negatively affect user retention, growth and engagement, such as:

•	failure to provide new products and services that are attractive to users;

•	failure to adapt our products, services or business model to the needs of the LGBTQ community, new industry standards or emerging technologies;

•	changes of service patterns or protocols that are required by, or that we elect to make to stay compliant with, legislation, regulations or government policies;

•

failure to combat spam on or inappropriate or abusive use of our platform, which may lead to declined user trust in us, negative publicity about us and our brand or even cause us to incur legal liabilities;

•	failure to protect our brand reputation;

•	failure of our abilities to attract new and maintain existing broadcasters who could keep our users engaged;

•	failure to address user concerns related to privacy and communication, safety, security or other factors; and

•	failure to successfully compete with existing competitors or new market entrants.

We have a limited operating history and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We have experienced rapid growth since our inception in 2011. As we grow our user base, increase the level of user engagement, broaden our mix of products and services and expand overseas, we may incur increasing costs related to our expansion domestically and internationally. If such expansion is not properly managed, it may adversely affect our financial condition and results of operations.

As we have a limited operating history, it is difficult to assess our future prospects or forecast our future results of operations. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market, some of which are beyond our control. These risks and challenges include, among other things:

•	the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions;

•	our ability to develop and deploy diversified and unique features, products and services for our users;

•	our ability to hire, retain and motivate talented employees and attract management talents that are compatible with our business expansion both domestically and internationally;

•	decreasing user spending, decreasing user engagement, increasing competition, and declining growth of our overall market or industries;

•	our ability to increase the number of users;

•	our ability to expand into new geographic markets that are amenable to our business model;

•	our ability to develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage and enlarged user base;

•	the ability of our broadcasters to deliver engaging content on our platform;

•	our ability to develop or implement strategic initiatives to monetize our platform;

•

our ability to successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industries, or duplicate the features of our services; and

•	our ability to defend ourselves against litigation and/or claims relating to regulatory compliance, intellectual property, privacy or other matters.

Many aspects of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the industries in which we operate, in each case, especially among the LGBTQ community. The market for our products and services is relatively new and rapidly developing and is subject to significant challenges. Our business relies upon our ability to create a vibrant and interactive platform addressing the full life cycle needs of the LGBTQ population and to successfully monetize our user base, so as to increase revenues from various sources, including live streaming, membership, advertising, health-related and family planning services. In addition, our rapid growth and expansion has placed, and will continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment globally. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We are in the early stage of our business and our monetization model is new and evolving. We began monetizing our business in 2016. Currently, we generate a significant majority of our revenues from live streaming services. In 2018 and 2019, respectively, we generated RMB457.8 million and RMB671.4 million (US$94.8 million) of revenues from live streaming, representing 91.3% and 88.5% of our total revenues for the same period. We generated RMB136.2 million and RMB179.6 million (US$25.4 million) of revenues from live streaming in the three months ended March 31, 2019 and 2020, respectively, representing 93.7% and 86.6% of our total revenues for the same period. The remaining revenues are generated from membership services, advertising services and others. As we continue to develop our business and expand overseas, we are making efforts to adjust our revenue mix by continuing to convert our non-paying users into paying users, grow our health-related and family planning businesses and explore various new and innovative revenue streams. As a result, our revenue is affected by our ability to expand into new markets, increase user engagement and convert non-paying users to paying users, which in turn depends on our ability to offer high-quality products and services. If we fail to generate revenues from users in our new markets, monetize our existing or new services or develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may have limited or no experience with the new revenue streams that we may introduce in the future. If these new revenue streams fail to engage our users, customers or business partners, we may fail to retain or attract users or generate sufficient revenues to justify our investment, and our business and results of operations may suffer as a result.

We have substantial overseas operations and we plan to continue expanding our operations abroad. If we fail to meet the challenges presented by our increasing international operations, our business, financial condition and results of operations may be materially and adversely affected.

We began to expand our business operations overseas in 2017 and our Blued mobile app currently has users in over 210 countries and regions. As we continue to expand our business internationally, we will face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. If we fail to execute our global expansion strategy, we may be subject to a variety of risks inherent in doing business internationally, including:

•	political, social and economic instability of each foreign jurisdiction where we operate;

•	bias and negative social sentiment towards the LGBTQ community;

•	fluctuations in currency exchange rates;

•	compliance challenges due to different laws and regulatory environments, particularly in the case of privacy and data security;

•	potential non-compliance with tax regulations in multiple tax jurisdictions;

•

risks related to the overall legal and regulatory environment in foreign jurisdictions, including with respect to privacy, difficulties understanding and ensuring compliance with multiple, conflicting and changing laws, rules and regulations by both our employees and our business partners, over whom we exert no control, and unexpected changes in law, regulatory requirements and enforcement;

•	potential damage to our brand and reputation due to compliance with local laws, including potential censorship and/or requirements to provide user information to local authorities;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple international locations; and

•	differing levels of technology development in different countries, including third party payment platforms.

As we expand further into new and existing countries, regions and markets, these risks could intensify, and efforts we make to expand our businesses and operations internationally may not be successful. Failure to expand internationally and manage the complexity of our global operations successfully could materially and adversely affect our business, financial condition and results of operations.

In March 2020, users in countries and regions outside of China represented over 49% of our total MAUs. “MAUs” refers to the number of users, including both paying and non-paying users, that logged in to our Blued mobile app in a given month at least once. We treat each account as a distinct user when calculating MAUs. We are still in the early stage of generating revenue from our users outside of China. Despite our global footprint, approximately 3.4%, 6.6% and 9.9% of our total revenues for 2018, 2019 and the three months ended March 31, 2020, respectively, were contributed by users outside China. There can be no assurance we will be as effective or efficient in generating revenue from our users outside China as we were in generating revenue from our users in China. We have devoted, and will need to continue to devote, substantial managerial, financial and human resources to devise and implement monetization strategies and product and service offerings that are suitable for diverse overseas markets with different user needs, competitive landscapes and operational requirements. If we fail to generate revenue from our users outside of China in an effective and efficient manner, our business, financial condition, and results of operations may be materially and adversely affected.

Our business is subject to complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, provision of internet information, sales of internet advertising, providing live streaming and short video broadcasting services, online sale of pharmaceutical products, providing family planning services, user privacy, data protection, protection of minors, foreign exchange and taxation. See also “Regulations.” The introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the PRC.

These laws and regulations are continuously evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industries in which we operate and any new jurisdiction into which we enter. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and in different jurisdictions, and inconsistently with our current policies and practices. These laws and regulations may be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development of new products and services, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical business operations, or demands or orders that we modify or cease existing business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide our products and services could require us to change certain aspects of our business and operations to ensure compliance, which could decrease demand for products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected.

As our international operations continue to expand, we face significant challenges to ensure the content and communications on our platform are in compliance with various local jurisdictions’ regulatory frameworks and social environment, many of which could be substantially different from those of China and each other due to differences in, among others, legal systems, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions on the content we present outside of China. Our experience gained from our operations in China may not apply to our overseas operations. In addition, the regulatory framework for live streaming and social networking services is still developing and remains uncertain in many countries where we offer our services. New laws and regulations may also be adopted from time to time to address new issues that come to the attention of local government authorities. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and any future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regimes, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties. Cultural differences may also pose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in foreign jurisdictions.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business and all activities, or that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations. See also “—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

The success of our business depends in part on our ability to develop and provide our users with new and innovative products and services.

Our business is growing and becoming more complex, and our ability to engage, retain, increase and engage our user base and to increase our revenue will depend heavily on our ability to quickly and successfully develop and launch new and innovative products and services. The industries in which we operate are evolving rapidly and users expect to see new features and experience new products and services offered by us within a relatively short period of time. Over the years, we have been continuously upgrading our social networking platform. Users can enjoy our premium services by subscribing for our membership services, communicate with each other in various means, such as text, pictures, videos, voice and gaymojis, share their lives or view the lives of other users, enjoy talent shows, interact with broadcasters and send virtual gifts to broadcasters. We have also started offering health-related and family planning services to our users to address their growing needs. We may introduce significant changes to our existing products and services or develop and introduce new and unproven products and services. Developing and integrating new products and services could also be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. If new or enhanced products or services fail to engage our users, customers or business partners, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business.

We have incurred, and may continue to incur net losses in the future.

We recorded net losses of RMB144.6 million and RMB52.9 million (US$7.5 million) in 2018 and 2019, respectively. We recorded a net loss of RMB7.6 million (US$1.1 million) in the three months ended March 31, 2020, compared to a net loss of RMB26.4 million in the three months ended March 31, 2019. Although we have narrowed our net loss in recent periods, such positive trend may not continue. Our ability to achieve profitability is affected by various factors, many of which are beyond our control, such as the continual development of the industries in which we operate, both in China and other countries and regions, changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner. We also expect our costs to increase on an absolute basis due to our continued investment in services, products, technology and development and our continued sales and marketing initiatives. If we cannot successfully offset our increased costs with a significant increase in total revenues, our financial condition and results of operations may be materially and adversely affected. We may continue to incur net losses in the future.

The availability of our mobile app in countries and regions with anti-LGBTQ public policies, negative sentiment toward the LGBTQ community or where homosexuality is illegal may subject our users to danger, and may lead to our application being blocked or banned, which could have an adverse effect on our reputation and business.

Currently, our mobile app Blued is available in certain countries and regions with anti-LGBTQ public policies, negative cultural, social or religious sentiment toward the LGBTQ community, and where homosexuality is illegal. Legal consequences for same-sex activities and relationships in countries and regions where same-sex relationships are illegal vary depending on the local law, with the most severe being the death penalty. In countries and regions with anti-LGBTQ public policies or negative sentiment toward the LGBTQ community but same-sex relationships are not explicitly illegal, governmental authorities generally have discretion to block LGBTQ platforms on broad moral grounds. For example, in early 2018, dozens of apps for the LGBTQ community, including Blued, were blocked by the Google app store upon the request of the Indonesian government. Finally, while we do not expect that any government that permits us to carry on our business activities will reverse that policy, we cannot guarantee that we will continue to be able to provide our services in any jurisdiction where we currently have legal authority to do so. If any of our users in these countries and regions are subjected to penalties as a result of using our products and services or if any of our products and services were to be banned in any of these countries and regions, we may be unable to retain existing users and attract new users, and we may be subject to heightened regulatory scrutiny, which would in turn have a material adverse effect on our reputation and business.

Because we store, process and use data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our products and services, damage our reputation, face regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.

Concerns or claims about our practices with regard to the collection or use of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. Under the Cyber Security Law of China, any individual or organization using the network must comply with the constitution and the applicable laws in China, and the owners and administrators of networks and network service providers have various security protection obligations. See also “Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” We have adopted a privacy policy with respect to how we use and store user information, and we may use such information to provide and improve our products, services, content and advertising in strict compliance with the policy. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and business partners and have an adverse effect on our business and results of operations.

The LGBTQ population generally have higher expectations about the protection of identity and privacy. If we fail to secure and conceal our users’ identity and protect their identity-specific data, including their geographic location, our users may be vulnerable to insults, harassment, blackmails or physical injuries, and their family, property and other assets may also be put at risk. As a result, we may be held liable for these incidents, and our users may feel insecure and cease to use our products and services. Our reputation may be seriously harmed and we may be unable to retain existing customers and attract new customers, which would in turn have a material adverse effect on our business and results of operations.

Any systems failure or compromise of our security that results in the unauthorized access to or release of the data, photo or chat history of our users could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation against us, liquidated and other damages, regulatory investigations and penalties, and we could be subject to material liability. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of products and services we offer and as we increase the size of our user base.

Laws, regulations or policies concerning data protection, medical records and health data, user privacy, rights of publicity, distribution and protection of minors are continuously evolving, generally becoming more stringent and remain subject to significant changes both in the PRC and abroad. Many jurisdictions have in the past adopted, and may in the future adopt, new laws and regulations, or amendments to existing laws and regulations, affecting data protection, data privacy and/or information security, such as the General Data Protection Regulation, or the GDPR, adopted by the European Union that became fully effective on May 25, 2018. The GDPR imposes more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that European Union member states may make their own additional laws and regulations in relation to certain data processing activities. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance. We may become subject to these and similar laws and regulations by virtue of having users who reside in these jurisdictions, even if we do not have a physical presence there. In addition, the interpretation and application of these laws or regulations are often uncertain and in flux. Our practice may become inconsistent with these laws and regulations, if so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and results of operations. Complying with new data laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See also “—Risks Related to Doing Businesses in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Even if our practices are consistent with existing laws and regulations, we could be subject to enhanced regulatory scrutiny over our data privacy and security practices. Governmental and regulatory authorities could deem the sensitive personal information we handle as putting national security interests at risk. If relevant authorities were to reach similar conclusions about our company and intervene in our business activities, we could be forced to halt or reverse our expansion into certain countries and regions, we may lose existing users and our reputation may be negatively affected, which would in turn materially and adversely affect our business, financial condition and results of operations.

If we fail to keep up with technological developments and evolving user expectations, we may fail to maintain or attract users and customers or generate revenues, and our business and results of operations may be materially and adversely affected.

We operate in markets characterized by rapidly changing technologies, evolving industry standards, new product and service announcements, new generations of product enhancements, and changing user expectations.

Accordingly, our performance and the ability to further monetize our products and services will depend on our ability to adapt to these rapidly changing technologies and industry standards, and our ability to continually innovate in response to both evolving demands of the marketplace and competitive services. There may be occasions when we may not be as responsive as our competitors in adapting our products and services to changing industry standards and the needs of our users. Historically, new features may be introduced by one player in the industry, and if they are perceived as attractive to users, they are often quickly copied and improved upon by others.

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. We intend to continue to devote resources to the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our products and services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of users to use our platform. We also may not be able to protect such technology from being copied by our competitors. Our failure to keep pace with rapid technological changes may cause us to fail to retain or attract users or generate revenues, and could have a material and adverse effect on our business and results of operations.

The ongoing outbreak of COVID-19 could materially and adversely affect our business, results of operations and financial condition.

In late January 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and treating individuals in China who had COVID-19, asking China residents to remain at home and to avoid gathering in public, and other actions. In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. Many countries have implemented a range of different measures, including but not limited to travel bans, closing of borders and military interventions, to help contain the spread of the virus. The accelerated spread of the virus globally has caused extreme volatility in global financial markets, including the repeated triggering of stock market “circuit breakers” intended to stem rapid declines in the stock markets of U.S. and many other countries. The global pandemic also has caused significant uncertainty and tensions in international relations, including relations between China and the U.S. While many of the restrictions on movement within China have been relaxed as of the date of this prospectus, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases of infection which may lead to the reimposition of restrictions.

Our regional headquarters is located in Beijing, and we also have offices in other cities of China which have been severely impacted by the outbreak of COVID-19. The outbreak has caused, and may continue to cause, companies in China and other affected regions, including us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and collaborate remotely. We have taken measures to reduce the impact of this outbreak, including adjusting our work and staffing arrangements, rescheduling certain offline events and monitoring our employees’ health. However, we might still experience lower work efficiency and productivity, which may adversely affect our service quality. This outbreak has also led to travel restrictions and various other types of interruptions to our employees, suppliers and business partners, such as talent agencies. Furthermore, we have cancelled or postponed various offline promotional events and community activities due to the outbreak, which have had an adverse impact on the implementation of our marketing and business expansion initiatives. In addition, the outbreak has had an adverse impact on the activity levels of users of our social networking services, as they are discouraged from engaging in offline social networking activities initiated through our social networking platform. On the other hand, however, COVID-19 has led to increased user activity levels with respect to our livestreaming services due to the various movement restrictions imposed in response to the outbreak, which have resulted in our users generally having more time and opportunities available for online entertainment and media consumption. Nevertheless, there is no guarantee that such a beneficial impact can be sustained upon further developments related to the outbreak. Furthermore, certain types of live streaming content, such as those involving group gatherings and outdoor activities, have been adversely affected as they have become impracticable as a result of the outbreak. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020 may be adversely affected. The full extent to which this outbreak may impact our business, results of operations and financial condition will depend on future developments which are highly uncertain and cannot be predicted, including an economic slowdown in China and globally, new information which may emerge concerning the severity of this outbreak, and future actions we may take, if any, in response to the subsequent developments. In particular, as of the date of this prospectus the outbreak have not stabilized globally and there is significant uncertainty about the progression and ultimate impact of the outbreak on the local economic and social conditions. Our business operations and strategic development plans with respect to the overseas markets may be materially and adversely affected as a result.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may materially and adversely affect our business and operating results.

We regularly review metrics, including our daily and monthly active users, paying users, user next-month retention rate, and ARPPU, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our active users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using Blued. We are also facing inherent challenges when assessing the geographic distribution of our user base because using their IP addresses and the country or currency in which they download apps or make purchases from the Apple App store or Google Play Store may not reflect the actual geolocation of users. Errors or inaccuracies in our metrics could result in incorrect business decisions and inefficiencies. For example, if a significant understatement or overstatement of daily or monthly active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

Our measures of operating metrics may differ from estimates published or adopted by third parties, including but not limited to business partners, market and investment research organizations (including short-selling research firms), investors and media, or from similarly titled metrics used by our competitors or other companies in the relevant industries due to differences in methodology and assumptions. If these third parties do not perceive our operating metrics to be accurate representations of operations, or if we discover material inaccuracies in our operating metrics, our brand value and reputation may be materially harmed, our users and business partners may be less willing to allocate their resources or spending to us, and we may face lawsuits or disputes in relation to the inaccuracies. As a result, our business and operating results may be materially and adversely affected.

Our business depends on our ability to maintain and scale our technology infrastructure. Any service disruption in our service could damage our reputation, result in a potential loss of users and decrease in user engagement, and seriously harm our business.

The popularity of our platform and our ability to further monetize user traffic depend on our ability to adapt to rapidly changing technologies as well as our ability to continually innovate in response to evolving user demands and expectations and intense market competition. Our ability to provide a superior user experience on our platform depends on the continuous and reliable operation of our IT systems and infrastructures.

As our user base and the volume and types of information shared on our platform continue grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. For example, in China, almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in most countries around the world has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. There can be no assurance that the internet infrastructure and the fixed telecommunications networks in countries where we operate will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and impede our growth.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decrease, which may in turn adversely affect our ability to continue to expand our user base.

Our IT systems and content delivery network are also vulnerable to damage or interruption as a result of fire, floods, earthquakes, power losses, telecommunication failures, undetected errors in software, computer viruses, hacking or other attempts to harm our IT systems. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity-related threats, if we fail to address these issues promptly and in a way satisfactory to our users, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business.

We currently rely on UCloud and Qiniu for all of our computing, storage, bandwidth and other services both in and outside of China. Any transition of the cloud services currently provided by UCloud and Qiniu to other cloud providers would be difficult to implement and will cause us to incur significant time and expense. Any significant disruption of or interference with our use of UCloud and Qiniu would negatively impact our operation and our business would be seriously harmed. If our users or partners are not able to access our mobile platform through UCloud and Qiniu or encounter difficulties in doing so, we may lose users, partners or revenues. The level of service provided by UCloud and Qiniu may also impact the usage of and our users’ and partners’ satisfaction with our mobile platform and could seriously harm our business and reputation. If UCloud and Qiniu experience interruptions in service regularly or for a prolonged basis, or other similar issues, our business would be seriously harmed. Hosting costs will also increase as our user base and user engagement grows and may seriously harm our business if we are unable to grow our revenues faster than the cost of utilizing the services of UCloud, Qiniu or similar providers.

We cooperate with talent agencies to manage all of our broadcasters. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.

We cooperate with talent agencies to manage all broadcasters on our platform. All of our live streaming revenues are contributed by broadcasters managed by talent agencies. Cooperation with talent agencies increases our operational efficiency in terms of discovering, supporting and managing broadcasters in a more organized and structured manner, and turning amateur broadcasters to full-time broadcasters.

We pay talent agencies certain fees determined based on a percentage of revenue from virtual gift sales that are attributed to the broadcasters’ live streams. If the talent agencies fail to reach or maintain satisfactory cooperation arrangements with such broadcasters or ensure timely payments to the broadcasters, we may not be able to retain or attract broadcasters.

In addition, some talent agencies do not have exclusive cooperative relationships with us. If other platforms offer better incentives to these talent agencies, such talent agencies may choose to devote more of their resources to broadcasters who stream on the other platforms, or they may encourage their broadcasters to use or even enter into an exclusive agreement with other platforms, any of which could materially and adversely affect our business, financial condition and results of operations.

We may fail to attract, cultivate and retain top broadcasters, which may negatively affect our user retention and our business and results of operations.

The size and engagement level of our user base as well as the quality of the live streaming content offered on our platform are critical to our success and are closely linked to the broadcasters who perform on our platform.

In the three months ended March 31, 2020, our top 20 most popular broadcasters in terms of user spending attributable to their respective live streams contributed approximately 17.7% of our total live streaming revenues. Although these broadcasters are subject to exclusivity provisions, if any of them decides to breach the agreement or chooses not to continue the cooperation with us once the current term expires, the popularity of our platform may decline and the number of our paying users or the amount of revenues we generate from each paying user may decrease, which could materially and adversely affect our operations, financial condition and results of operations.

In addition to the most popular broadcasters on our platform, we must continue to attract and retain talented broadcasters in order to maintain and increase the amount of content on our platform and ensure the sustainable growth of our live streaming business. We must identify and acquire potential talented broadcasters and provide them with sufficient resources. We cooperate with talent agencies to recruit, manage, train and support our broadcasters, as well as conduct activities to promote new broadcasters. However, there can be no assurance that we can continue to maintain the same level of attractiveness to our broadcasters.

Broadcasters on our platform, including those who are subject to exclusivity provisions, may leave us for other platforms which may offer better services and terms than we do. In addition, if talented and popular broadcasters cease to contribute content to our platform, or their live streams fail to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations, financial conditions and results of operation.

Increases in the costs of content on our platform, such as higher revenue sharing ratio with broadcasters through talent agencies, may have an adverse effect on our business, financial condition and results of operations.

Our Blued platform needs popular and attractive content to provide our users with engaging and satisfying viewing experiences, and the generation and sharing of such content is dependent on our ability to attract and retain our live broadcasters and talent agencies. We have a revenue sharing arrangement with our broadcasters through their talent agencies under which we share with them a portion of the revenues from the sales of virtual items on our platform. The absolute amounts and revenue percentages that we pay talent agencies may increase if our competitor platforms offer higher revenue sharing ratios with an intent to attract the most popular broadcasters on our platform. If we are not able to continue to retain our broadcasters and high quality content cannot be generated on our platform at costs that are commercially viable, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our broadcasters to produce more diverse content that meets the varied interests of our user base, which would increase the costs of content on our platform. There can be no assurance that these investments of resources will generate the returns we expect. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, operating margins, financial condition and results of operations may be materially and adversely affected.

Our revenue growth is significantly dependent on paying users and revenue per paying user. If we fail to grow or maintain our paying user and increase revenue per paying user, our business operation and financial results may be materially and adversely affected.

Our revenues and results of operation depends on our ability to monetize our user base, to convert more users to paying users and to increase the spending of our paying users. Whether we can increase paying users and average revenue per paying user in a given period, or ARPPU, depends on many factors, and many of them are out of our control. For example, our users may be unwilling to pay for our products and services, we may fail to develop new products and services that are attractive enough to our existing paying users for them to pay, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer follow a particular broadcaster that they had supported financially, and overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be significantly dependent on revenue collected from paying users in the near future. Any decline in the number of paying users or ARPPU may materially and adversely affect our results of operations.

We generate a portion of our revenues from advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

Although we currently primarily rely on revenues generated from live streaming services, we also generate a portion of our revenues from advertising. In 2018 and 2019, we generated RMB32.9 million and RMB35.4 million (US$5.0 million) of revenues from the sales of advertising, representing 6.6% and 4.7% of our total revenues for the same period. We generated RMB4.9 million and RMB5.6 million (US$0.8 million) of revenues from the sales of advertising in the three months ended March 31, 2019 and 2020, respectively, representing 3.4% and 2.7% of our total revenues for the same period. Our revenues from advertising partly depend on the continued development of the online advertising industry in China and abroad and advertisers’ willingness to allocate budgets to online advertising or advertising at all due to macroeconomic conditions and, more importantly, their willingness to allocate budgets to our platform that serves primarily the LGBTQ community. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established internet portals or search engines, over advertising on our platform, due to their concern about user perception or otherwise. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

Furthermore, our core and long-term priority of optimizing user experience and satisfaction may limit our platform’s ability to generate revenues from advertising. For example, in order to provide our users with an uninterrupted user experience, we have limited the amount of advertising placement and inventory and designed functions to allow users to skip or shut down advertisements more conveniently. Our philosophy of putting our users first may not be in line with the interest of our advertisers, and may not result in the long-term benefits that we expect, in which case the success of our business and results of operations could be harmed.

Any non-compliance found on the advertisements shown on our online platform and online store may subject us to penalties and other administrative actions.

We are responsible for and are obligated to monitor the advertising content shown on our platform and online store to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, for certain types of advertisements such as advertisements relating to pharmaceuticals and medical devices, review by relevant governmental authorities is required before such advertisements can be posted, and we are obligated to confirm that such review has been performed and approval has been obtained.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, there can be no assurance that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. For example, we enter into agreements with third parties in relation to the distribution of pharmaceutical products of such third parties through our online store. If such arrangement is deemed as conducting advertising operations, we will be required to submit application to the applicable governmental authority for approval before displaying the pharmaceutical products on our online store. If we fail to do so, we may be ordered to cease dissemination of the advertisements, our advertising income on such products will be confiscated, and we will be subject to a fine of three to five times the advertising income. In addition, advertisements of prescription drugs are not allowed to be posted on the internet and social media. If the distribution of third-party prescription drugs on our online store are deemed as conducting advertising operations, our advertising income on such products will be confiscated, and we will be subject to a fine between RMB200,000 and RMB1,000,000, and in serious cases, we may be ordered by the relevant PRC governmental authorities to close the online store and terminate the business of online pharmacy, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks inherent in marketing, distributing and selling pharmaceutical and other health and wellness products.

In connection with the health-related services offered on He Health, we are exposed to risks inherent in marketing, distributing and selling pharmaceutical and other health and wellness products in China. Although our mobile platform is primarily a marketplace for the display of pharmaceutical and other health and wellness products, and we cooperate with a major licensed online pharmacy in China to provide our users access to a wide variety of OTC and prescription drugs and nutritional supplements related to men’s health, we may still be subject to administrative penalties if we fail to comply fully with the legal formalities, and/or claims or customer complaints if any of our customers experience side effect or complications, any products sold through our platform are deemed or proven to be unsafe, ineffective or defective, or are found to contain illicit substances, we may also be subject to customer allegations, such as providing inadequate warnings or insufficient or misleading disclosures of side effects.

Any claims made against us could be costly to defend against, result in substantial damage awards against us and divert the attention of our management from our operations, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

Our business may be materially and adversely affected by unfavorable perception of, or negative developments and news regarding, the family planning services we provide and/or the ART industry as a whole.

Demand for our family planning services is affected by the general perception and social acceptance of ART, including whether prospective patients feel negatively about using assisted reproductive treatments. For example, we are aware that ART technology in general has been viewed negatively or opposed to by certain feminist groups. Furthermore, certain ART services that are in demand among members of the LGBTQ community, including surrogacy, use of a gestational carrier, directed gamete donation and collection, and embryo donation and collection are currently prohibited in China. Any negative perception of ART or actual or potential actions by relevant governmental authorities or other parties against ART service providers may subject us to potential penalties and other legal liabilities, render potential customers reluctant to seek, or delay seeking, our family planning services, or cause negative perception towards our company as a whole, thereby having an adverse effect on our brand, reputation and the other products and services provided by us. Should conservative perception of the use of ART develop, prospective patients may feel that ART is not widely accepted by the society and the demand for ART could be limited, resulting in material adverse effect on the number of customers that may reach out to us to consult about family planning services, and the growth of our family planning services, our results of operations, brand and reputation may be adversely affected.

From time to time, there has been negative news and publicity about the assisted reproductive industry, assisted reproductive medical facilities and/or medical professionals practicing in this industry. Any further negative news and publicity about the ART industry could amplify existing concerns and misperceptions about ART, and thus may have an adverse effect on our business and results of operations.

Uncertainties in laws and regulations applicable to the ART industry may materially and adversely affect our business.

PRC laws provide that ART should only be carried out in approved and registered medical institutions in China. No entity or individual in the PRC should carry out ART or related intermediary services in the PRC without the approval of competent public health authority. Furthermore, any form of advertisement on unapproved ART services is prohibited in the PRC. From time to time, the governmental authorities in the PRC initiate campaigns against unapproved ART services and entities acting as intermediaries or providing advertising for such services, by strengthening the supervision of the publication of relevant information and advertisements on social media, and on investigating intermediaries for illegal ART activities.

As part of our family planning services, our subsidiary in China, Bluebaby (Beijing) Medical Management & Consulting Ltd., or Bluebaby Beijing, provides consulting and administrative services related to ART such as translation, concierge and logistics. However, due to the lack of a clear and consistent official distinction between the consulting services and intermediary or advertising services in the PRC, there is no assurance that our family planning service may not be deemed by the relevant PRC governmental authorities as intermediary or advertising service. The revenues generated from our family planning services represent approximately 1.2% and 2.0% of our total revenues in 2019 and in the three months ended March 31, 2020, respectively.

If the relevant PRC governmental authorities, including a PRC court, deem Bluebaby Beijing as an intermediary or providing advertising for unapproved ART services, the validity and enforceability of service agreements entered into between Bluebaby Beijing and its customers may be challenged and will be considered in light of the general principles of PRC civil law by taking several factors into consideration, such as ethical, legal and social impact. If the relevant PRC governmental authorities determine that we are providing intermediary services or advertising on unapproved ART services in the PRC:

•	we will be unable to continue the marketing and promotion activities of ART services in China;

•	we will be required to change the displays and certain functions of our mobile application and website to correct any deemed non-compliances; and

•

we may be subject to fines, confiscation of illegal gains, discontinuation or restriction of our operations in China, shutting down of all or a portion of our network or servers, takedown of our mobile application from the app store, revocation of business license of the applicable operating entity, operation limits, banning of the gateway to the ART consulting services, and other regulatory or enforcement actions, which may have a material and adverse effect on our business and results of operations. See also “Risk Factors—Risks Related to Our Business and Our Industry—Our business is subject to complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Our commercial dealings with ART service providers outside of China may also subject us to risks associated with compliance with local laws and regulations. For example, when we introduce customers to ART service providers outside of China, such as reproductive clinics and ancillary agencies, we receive commissions from the ART service providers as referral fees. Local laws of certain jurisdictions where some of these ART service providers operate prohibit commission payments of this nature. Where prohibited by local laws, we ceased entering into new agreements containing commission payment arrangements since January 2020 to ensure compliance. However, we cannot assure you that we will not be subject to penalties or sanctions imposed by applicable law enforcement bodies, if they choose to scrutinize our commission arrangements prior to January 2020 in these jurisdictions despite collectively immaterial contribution of the payments to our revenue. If we become subject to such penalties and sanctions, our operations in these local jurisdictions may be materially disrupted.

Our business depends on the strength and perception of our brands within our addressable user community.

We operate our business under the main brand “BlueCity.” Our mobile app Blued, together with our other products and services within the BlueCity brand family, have received wide recognition among the LGBTQ population in China and certain other geographic areas where we operate, such as India, Korea, Thailand and Vietnam. Starting as a website focused on public wellbeing and HIV prevention, BlueCity has transformed into a community providing a full suite of services empowering LGBTQ persons in all aspects of their daily lives. Over the years, our users have developed a unique culture that distinguishes us from players in the market. Our users come to and stay with our platform owing to their sense of belonging. We therefore believe that maintaining and promoting a healthy and respectful community culture is critical to retaining and expanding our user base. Our business and financial performance are highly dependent on the strength and market perception of our brand. A well-recognized brand is crucial to increasing our user base and, in turn, facilitating our efforts to monetize our products and services and enhancing our attractiveness to users, customers and business partners. From time to time, we conduct various marketing activities both online and offline to enhance our brand and to guide public perception of our brand and services. We may need to substantially increase our marketing expenditures in order to create and maintain brand awareness and brand loyalty, to influence public perception, to retain existing and to attract new users, customers and business partners as well as to promote our products and services. However, there can be no assurance that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

Since we operate in highly competitive industries, brand maintenance and enhancement directly affect our ability to maintain our market position. We must continuously exercise strict quality control of our platform to ensure that our brand image is not tarnished by substandard products or services. We must also promote and distinguish our platform from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospect may be materially and adversely affected.

In addition, people may not fully comprehend the value of our platform, and there may be a misperception that our platform is used solely as a tool to start spontaneous relationships with strangers. Convincing potential new users, customers and business partners of the value of our services and our welcoming community culture is critical to increasing the number of our users, customers and business partners and to the success of our business.

If events occur that damage our reputation and brand, our ability to expand our user base and business partners may be impaired, and our business and results of operations may be materially and adversely affected.

Since our inception, we and our community have had to fend against social bias and public sentiment, and we are under continuous media scrutiny and governmental supervision. Unfavorable publicity regarding us, our service offerings, our business practices, or our users, business partners, shareholders or competitors and other industry players, even if factually incorrect or based on isolated incidents, could seriously harm our reputation and brand. Such negative publicity could also adversely affect the size, demographics, engagement and loyalty of our user base and result in decreased revenue or slower user growth rate, which could seriously harm our business. There can be no assurance that we will be able to address negative publicity about us, our management and/or our products or services to the satisfaction of our investors, users, customers and business partners. In the past there had been negative publicity about our company and the misuse of our services, which adversely affected our brand, public image and reputation, and there can be no assurance that there will not be similar negative publicity in the future. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

Our brand image, business and results of operations may be adversely impacted by user misconduct and misuse of our mobile app Blued.

Our mobile app, Blued, allows users to freely contact and communicate with other users and enable users and broadcasters to interact and engage in various other online activities. In China, we have required all users to complete real-name registration procedures pursuant to the notice jointly issued by National Office of Anti-Pornography and Illegal Publication and other five authorities in August 2018. See also “Regulations—Regulations Relating to Real-Name Registration System.” In countries other than China, our users are not required to complete real-name registration or verify their emails when registering and we are unable to verify the sources of the information posted by our users. In addition, since we have limited control over real-time and offline behavior of our broadcasters and users, Blued may still be misused by users or broadcasters.

We have implemented control procedures on Blued to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, including inappropriate user profiles, messages and live streams. We may be required by relevant governmental authorities to report certain misbehaviors for further investigation if such misbehaviors are subject to judicial or police investigation. In addition, safety alerts will automatically pop up after a user sends a first message to another user, alerting the recipient to be wary of fraudulent activities. We have also announced the rules of conduct for our broadcasters which are made available on the top of our live streaming page as a banner. Despite all these efforts, we may not be able to identify every incident of inappropriate stream and content, or prevent all such contents from being further disseminated. As a majority of the video and audio communications on our platform are conducted in real time, we cannot filter the content generated by our streamers and users on air before they are streamed on our platform. Therefore, it is possible that broadcasters and users may engage in illegal, obscene or incendiary conversations or activities, including distribution of inappropriate content or content that may be deemed unlawful under applicable laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for torts, defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. In response to allegations of illegal or inappropriate activities conducted through our platform, relevant governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platform. In addition, there were cases where our users suffered or alleged to have suffered physical, financial or emotional harm following contact initiated on our platform, although we have not been subjected to civil lawsuits or other liabilities initiated by the affected users, there can be no assurance that if similar cases occur in the future, we would not face civil lawsuits or other liabilities initiated by the affected user. Our business and public perception of our brand may be materially and adversely affected. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

Although our terms of use strictly prohibit minors from registering and using Blued, some underage users created profiles by misrepresenting their age. In early 2019, there were news reports of minors in China using Blued by registering with false age, and that such minors were exposed to explicit content or alleged to have contracted HIV following contact initiated on Blued. Upon learning of these reports, we promptly and voluntarily halted new user registration for one week to review the allegation and launched a comprehensive content audit of our mobile app. We then announced the measures we have taken and will take to address the issue and reaffirmed our commitment to protecting minors. New user registration was resumed thereafter. These efforts may not be sufficient to prevent minors from using Blued or our other products and services. If similar events occur, our users may lose trust in us and our reputation may be seriously harmed, and we may be subject to heightened regulatory scrutiny domestically or in overseas jurisdictions, thereby having a material and adverse effect on our business, financial condition and prospects.

If the content contained within videos, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

The PRC government and regulatory authorities have adopted regulations scrutinizing videos, audio and other content on the internet. Under these regulations, internet content providers are prohibited from posting or displaying internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. Failure to comply with these requirements may result in revocation of licenses to provide internet content or other licenses, closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website. In January 2019, the China Netcasting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including but not limited to its title, description, bullet-chats and comments, may be required to be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to host should in principle be more than one one-thousandth of the number of short videos newly broadcasted on the platform per day. In January 2019, CNSA issued the Censoring Criteria for Network Short Video Content, which set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, and other illegal or immoral content. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify content violations timely and accurately. In November 2019, the Cyberspace Administration of China, or the CAC, the Ministry of Culture and Tourism, or the MCT, and the National Radio and Television Administration, or the NRTA, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020, which provide that online audio-visual information service providers are the principals responsible for managing the security of information content, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information security management. Any failure to comply with these regulations may subject us to liability. See also “Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs.”

Failure to identify and prevent illegal or inappropriate content from being uploaded on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders, or cause our app to be removed from app stores.

In addition, PRC laws and regulations are subject to interpretation by relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator. We also may face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform. See also “—We have been and may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.

We face competition from other platforms that provide products and services to the LGBTQ community, both domestically and internationally. In addition, our users face a vast array of choices in almost every aspect of our business and costs for users to switch between products are low, and users have a propensity to try new approaches whether to connect with people, enjoy live streams of broadcasters or consult other service providers for healthcare related and family planning related matters. As a result, new products, entrants and business models are likely to continue to emerge. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology, creating more interesting content or other means. Many of our current and potential competitors have greater resources and broader global recognition and enjoy better competitive positions in certain geographical areas or user demographics that we currently serve or may serve in the future. These advantages could enable these competitors to offer products and services that are more appealing to users than our products and services or to respond more quickly and/or cost-effectively than us to new or changing opportunities. Similarly, existing players in an adjacent or downstream industries may choose to leverage their existing infrastructure and expand their services and compete with us to serve the LGBTQ community. If these players succeed in doing so, our business could be encroached upon by their entrance and adversely affected.

If we fail to compete effectively with our current or future competitors that may emerge, our overall user base and level of user engagement may decrease. We may be required to devote additional resources to further increase our brand recognition and promoting our products and services, and such additional capital expenditure may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

We face risks associated with the misconduct of our employees, business partners and their employees and other related personnel.

We rely on our employees to maintain and operate our business and have implemented an internal code of conduct to guide the actions of our employees. However, we do not have control over the actions of our employees, and any misbehavior of our employees could materially and adversely affect our reputation and business. For example, if our employees download pirated software to their work computers or perform other unauthorized actions on our IT system, we may be exposed to security breach. Despite the security measures we have implemented, our systems and procedures and those of our third-party providers, may be vulnerable to security breaches, act of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events caused by our employees, our business partners and their employees and other related personnel, which may disrupt our delivery of services or expose the identities and confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users and may be exposed to legal and financial risks, including legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

With respect to employees, we could also in the future face a wide variety of claims, including discrimination (for example, based on gender, age, race or religious affiliation), sexual harassment, privacy, labor and employment claims. Often these cases raise complex factual and legal issues, and the result of any such claims are inherently unpredictable. Claims against us, whether meritorious or not, could require significant amounts of management time and corporate resources to defend, could result in significant media coverage and negative publicity, and could be harmful to our reputation and our brand. If any of these claims were to be determined adversely to us, or if we were to enter settlement arrangements, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition and results of operations.

We also rely on our business partners, including assisted reproductive medical facilities and third-party logistics and delivery companies to directly interact with and serve our users and customers, and their performance is directly associated with our brand. However, we do not directly supervise them in providing services to users and customers. Although we have implemented measures to select business partners with strong reputation and track record, we may not be able to successfully monitor, maintain and improve the quality of their services. In the event of any unsatisfactory performance by our business partners and/or their employees, we or our users may experience disruptions in content or services and our reputation may be materially and adversely affected. For example, the compensation of broadcasters are paid through talent agencies. If any talent agency fails to make payment to the broadcasters, they may lose trust in us and stop live streaming on our platform, they may also disclose such information during live streaming. As a result, our reputation may be materially and adversely affected, we may fail to retain and expand our users, and our business, financial condition and results of operations may be materially and adversely affected.

We organize and train volunteers for HIV prevention initiatives and conduct research studies jointly with third-party institutions. Although we have measures in place to regulate the activities of these volunteers or research institutions to prevent the unauthorized disclosure of private information, we do not directly supervise the volunteers or third-party institutions in how they use the private information. In the event of abusive use or unlawful disclosure of private information involved in this process, our reputation and brand may be seriously harmed, which may in turn materially and adversely affect our business, financial condition and results of operations.

Our results of operations are subject to fluctuations due to seasonality.

We experience seasonality in certain aspects of our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. For example, the number of active users tend to be higher during popular western or Chinese festivals such as Valentine’s Day, Christmas and the Chinese Valentine’s Day, whereas lower during long national holidays. Advertising revenues tend to be higher in June and November, which correlates with marketing campaigns and promotional activities conducted by top e-commerce platforms.

Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future results of operations. Once our business development has reached a more matured stage, our financial results may reflect seasonal effects owing to the factors mentioned above.

We are dependent on app stores to disseminate our mobile apps.

We offer our social networking service through our Blued mobile app. Our mobile app is offered via smartphone and tablet apps stores operated by third parties, such as Apple App Store and Google Play Store, which could suspend or terminate users’ access to our mobile apps, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile app. Although historically our mobile app have not been taken down from third-party app stores, there can be no assurance that such incidents will not occur in the future. Any such incident may adversely affect our brand and reputation, business, financial condition and results of operations.

While our mobile app Blued is free to download from third-party app stores, we provide value-added services comprising a wide variety of additional social features and functions that users pay to use mainly in the form of subscription-based membership services and pay-per-use enhancement functions. We determine the prices at which these memberships services are sold and, in exchange for facilitating the purchase of these membership services through our mobile app to users who download our mobile app from these stores, we pay Apple and Google, as applicable, a certain share of the revenue we receive from these transactions. As the distribution of our mobile application through app stores increases, and given the strict requirements to use the in-app payments systems tied into Apple’s, and to a lesser degree, Google’s distribution services, we may need to offset any further increase in fees charged by app stores by decreasing traditional marketing expenditures as a percentage of revenue, increasing user volume or monetization per user, or by engaging in other efforts to increase revenue or decrease costs generally, otherwise our business, financial condition and results of operations could be adversely affected.

User growth and engagement depend upon effective interoperation with mobile operating systems, hardware, networks, regulations and standards that we do not control.

Our mobile app Blued must remain interoperable with popular mobile operating systems, such as iOS and Android, and related hardware. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade the functionality of our products and services, or give preferential treatment to competitive products, could seriously harm usage of our mobile app. We plan to continue to introduce new products regularly and have experienced that it takes time to optimize such products to function with these operating systems and hardware, impacting the popularity of such products, and we expect this trend to continue.

To deliver high quality products and services, it is crucial that our products and services work well with a range of mobile technologies, systems, networks, regulations and standards that we do not control. In particular, any future changes to the iOS or Android operating systems may impact the accessibility, speed, functionality and other performance aspects of our products and services, which issues are likely to occur in the future from time to time. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and increase our cost of doing business.

We may fail to successfully cultivate relationships with key industry participants or develop products and services that operate effectively with these technologies, systems, networks, regulations or standards. If it becomes more difficult for our users to access and use our app on their mobile devices, if our users choose not to access or use our app on their mobile devices, or if our users choose to use mobile products that do not offer access to our app, our user growth, retention, and engagement could be seriously harmed.

If the software used by our platform and internal systems contains undetected programming errors or vulnerabilities, our business could be adversely affected.

Our mobile platform and internal systems rely on software, including software developed or maintained internally and/or by third parties. In addition, our mobile platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely in the past has contained, and may now or in the future contain, undetected programming errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users using our mobile platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect the data of our users and/or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in harm to our reputation and loss of users, which could adversely affect our business, financial condition and operation results.

Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

COVID-19 had a severe and negative impact on the Chinese and global economies starting from the first quarter of 2020. China’s National Bureau of Statistics reported a negative GDP growth of 6.8% for the first quarter of 2020. Whether this will lead to a prolonged economic downturn is still uncertain. The Chinese and global macroeconomic environment is facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including neighboring Asian countries, which may potentially have negative economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions between China, the U.S. and other countries have intensified especially since the outbreak of COVID-19. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economies may materially and adversely affect our business, results of operations and financial condition.

Our failure to protect our intellectual property rights may undermine our competitive position, and third-party infringements of our intellectual property rights may adversely affect our business.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. See also “Business—Intellectual Property.” We have devoted considerable time and energy to the development and improvement of our mobile app and our system infrastructure.

We rely on a combination of copyright and trademarks laws, trade secrets protection and other contractual restrictions for the protection of the intellectual property used in our business. For example, we have generally registered and continue to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, and contractual disputes may affect the use of marks governed by private contract. Although our contracts with users and business partners typically prohibit the unauthorized use of our brands, images, characters and other intellectual property rights, there can be no assurance that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Although we enter into confidentiality agreements with our employees which also include intellectual property ownership provisions, these confidentiality agreements could be breached, we may not have adequate remedies for any breach, and our proprietary technology, know-how or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, there can be no assurance that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in

China may not be as effective as in other jurisdictions that have a more developed legal framework regulating intellectual property rights. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our financial condition and results of operations.

We have been and may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.

We have been and may in the future be subject to intellectual property infringement claims or other allegations by third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or made accessible on our platform, or otherwise distributed to our users, including in connection with the music, movies and videos played, recorded, stored or made accessible on our platform during live-streaming or advertisement display, which may materially and adversely affect our business, financial condition and prospects.

Under our agreements with talent agencies, we obtain the intellectual property arising from live-streaming on our platform. We have implemented internal control measures to ensure that the design of our platform and the content that is streamed on it does not infringe on valid intellectual property, such as patents and copyrights held by third parties. We also license certain intellectual properties from third parties to implement certain functions available on our platform.

However, companies in the internet-related industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We allow users and broadcasters to upload text, pictures, audio, video and other content to our platform and users to download, share, link to and otherwise access other content on our platform. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content and we may be considered failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Defending claims is costly and can impose a significant burden on our management and employees, and there can be no assurance that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affect our business.

We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional technology and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our business depends substantially on the continuing efforts of our executive officers and other key employees. If we lose their services, our business operations and growth prospects may be materially and adversely affected.

Our future success depends heavily on the continuing services of our executive officers and other key employees. In particular, we rely on the expertise, experience and vision of our founder and chief executive officer, Mr. Baoli Ma, as well as other members of our senior management team. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Competition for qualified talent is intense, there can be no assurance that we will be able to attract or retain qualified employees. As a result, our business may be materially and adversely affected, our financial condition and results of operations may be severely affected, and we may incur additional expenses to recruit, train and retain key personnel.

Moreover, if any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, business partners, user base and market share. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement. However, the non-competition agreements may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers or key employees and us, there can be no assurance that we would be able to enforce these non-compete agreements in China, where these executive officers and key employees reside.

We are subject to risks relating to third-party online payment platforms.

Currently, we sell a significant portion of our products and services to our users through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as paying users’ credit card numbers and personal information over public networks is essential to maintaining users’ trust and confidence on our platform.

We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users may become reluctant to purchase our products and services even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our products and services, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of reputable third-party online payment systems in China and certain other countries where we operate. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our products and services, our results of operations may be materially and adversely affected.

Present or future strategic alliances or acquisitions may fail and our business, reputation and results of operations may be materially and adversely affected.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquisitions may not achieve our goals and could be viewed negatively by users, advertisers, partners or investors. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant governmental authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs. For example, in June 2020, we entered into a letter of intent for a potential equity investment to acquire a leading location-based social networking mobile app targeting the lesbian community. We believe the investment, if consummated, will mark a milestone in implementing our strategy to broaden our product offerings to serve other sub-groups of the LGBTQ population. There is no assurance that the transaction will be consummated or, even if it is consummated, it will achieve the strategic value that we have anticipated.

We may not have sufficient insurance to cover our business risks, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

We have obtained insurance to cover certain potential risks and liabilities, such as property all risks insurance to cover physical loss of or damage to the insured property and digital business and data protection insurance to cover losses due to privacy beach, confidentiality breach, cyber extortion threat, business interruption event, unavailability of our computer system, cyberattack or wrongful act. However, we may not be able to acquire any insurance for certain types of risks such as business liability to cover our operations and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements for the fiscal year ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as other control deficiencies as of December 31, 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

The material weakness identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted the 2015 stock incentive plan, or the 2015 Plan, in 2015, and a share incentive plan, or the 2020 Plan, in 2020, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the 2015 Plan, we are authorized to grant options to purchase ordinary shares of our company and restricted share units to receive ordinary shares. Under the 2020 Plan, we are authorized to grant options and other types of awards. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 1,551,724. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2020 Plan is 758,783. As of the date of this prospectus, awards to purchase a total of 1,071,151 ordinary shares under the 2015 Plan and 303,513 ordinary shares under the 2020 Plan have been granted and are outstanding with the exercise of such options conditional upon the completion of this offering. For the year ended December 31, 2018, we recorded share-based compensation of RMB50.3 million as a result of our repurchase of unvested share options from our management with consideration of US$8.0 million in April 2018. We did not record share-based compensation expenses for the year ended December 31, 2019 and the three months ended March 31, 2020.

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may be the subject of allegations, harassing or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share, users and customers.

We have been subject to allegations by third parties or purported former employees, negative internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigations or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers.

Computer and mobile malware, viruses, hacking and phishing attacks, spamming and improper or illegal use of our platform may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Computer and mobile malware, viruses, hacking and phishing attacks have become more prevalent in our industries, have occurred on our platform in the past, and may occur again in the future. Although it is difficult to determine what, if any, direct harm may result from an interruption or attack, any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may seriously harm our reputation and our ability to retain existing users and attract new users. We have not had any material cybersecurity incidents or incurred or expected to incur any material related costs during the period from January 1, 2018 to the date of this prospectus.

In addition, spammers may use our platform to send targeted and untargeted spam messages to users, which may affect user experience. In spamming activities, spammers typically create multiple user accounts for the purpose of sending spam messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Our actions to combat spam may also require diversion of significant time and focus of our engineering team from improving our products. As a result, our users may use our products less or stop using them altogether, and result in continuing operational costs to us.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. Those laws generally prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We will adopt and implement policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, business partners, and users could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, we are comprised of a group of passionate team players, dedicated to bring value to the LGBTQ community. Powered by technological innovation and global expansion, we endeavor to become a platform where the LGBTQ community can find a sense of belonging and enjoy the high-quality products and services we provide. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to retain existing customers and attract new customers, which would in turn jeopardize our future success.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. There can be no assurance that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

To pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, develop new services or further improve existing services, expand into new geographic areas and acquire complementary businesses and technologies, we may require additional capital from time to time. However, additional funds may not be available when we need them on reasonable terms, or at all. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the LGBTQ-focused social, entertainment and health industries;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by online social networking and live streaming platforms and other internet companies in China; and

•	economic, political and other conditions in China and internationally.

If we are unable to obtain additional capital in a timely manner or on acceptable terms, or at all, our ability to continue to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Foreign currency exchange rate fluctuations could adversely affect our results of operations.

We operate in various international markets, primarily in various jurisdictions within Asia. In March 2020, more than 49% of our MAUs were outside of China. As we continue our efforts to monetize our user outside of China, we expect our revenues outside of China will continue to grow. We translate international revenues into RMB-denominated results of operations. As a result, we expect foreign currency exchange rate fluctuations will affect the period-over-period comparison of our results of operations as the results of our subsidiaries outside China are translated into RMB, our reporting currency. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Historically, we have not hedged any foreign currency exposures. The continued growth and expansion of our international operations into new countries increases our exposure to foreign exchange rate fluctuations. Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could adversely affect our future results of operations.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law (2020 Revision) of the Cayman Islands, or the ES Law, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Law, we believe that our company is a pure equity holding company since it only holds equity participations in other entities and only earns dividends and capital gains. Accordingly, for so long as our company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (1) comply with all applicable filing requirements under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands; and (2) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, and foreign investors are prohibited from engaging in the internet audio-video program service and internet culture operation (except for music) in accordance with Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List.

We are a Cayman Islands company and our WFOE is considered foreign-invested enterprises. Accordingly, our WFOE is not eligible to operate value-added telecommunication business, internet video, online advertising services and other businesses which foreign-owned companies are prohibited or restricted from conducting in China. As a result, we conduct such business activities through our VIE and its subsidiaries. Our VIE holds an ICP License for internet information service (excluding news, publication, education, medical and healthcare, drug and medical instruments, electronic publication services), and an internet culture operation license for operating music products and shows. Each of Mr. Baoli Ma, our founder, chairman and chief executive officer, and Mr. Changyou Ma, a family member of our founder, holds 99.15% and 0.85% equity interests in our VIE, respectively. Our WFOE has entered into a series of contractual arrangements with our VIE and its shareholders, which enables us to:

•	exercise effective control over our VIE;

•	receive substantially all of the economic benefits of our VIE; and

•	have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of King & Wood Mallesons, our PRC legal counsel, (i) the ownership structures of our WFOE and our VIE in China, both currently and immediately after giving effect to this offering, are not in violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	imposing fines, confiscating the income from our WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE, or imposing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	imposing additional conditions or requirements with which we may not be able to comply;

•	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC governmental authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Furthermore, it is uncertain whether any new PRC laws, rules or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. In particular, in December 2018, the standing committee of the National People’s Congress reviewed a draft Foreign Investment Law, and this draft was subsequently published for public comment. In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entities in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. See “Regulation—Regulations Relating to Foreign Investment” for further details. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. On November 1, 2019, Ministry of Justice, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, and the National Development and Reform Commission, or NDRC, published a discussion draft of the Implementation Rules of Foreign Investment Law, or the Draft FIL Implementation Rules, for public review and comment. Although the Draft FIL

Implementation Rules remains silent on how to define and regulate the “variable interest entities,” there is no assurance that the enacted version of the Implementation Rules of Foreign Investment Law would not treat contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIE contributed a portion of our consolidated total revenues for the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2020, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may be unsuccessful. For example, if the shareholders of our VIE were to refuse to transfer their equity interest in our VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See

“Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

Our VIE holds our ICP License for internet information service (excluding news, publication, education, medical and healthcare, drug and medical instruments, electronic publication services), an internet culture operation license for operating music products and shows, a radio and television programs production and management license for animations, feature films, TV variety shows (excluding political news and similar features and columns). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct these businesses may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have potential conflicts of interest with us. For example, Mr. Baoli Ma is one of the shareholders of our VIE. Mr. Baoli Ma is also our founder, chairman and chief executive officer. Any shareholder of our VIE may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with any of them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed shareholders’ voting rights proxy agreement to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affected our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose punitive interest on our VIE for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay punitive interest.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, neither our VIE nor the shareholders of our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our WFOE and our VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our WFOE and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our revenues are sourced from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but some may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, monetary policy or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

We conduct our business primarily through our WFOE and our VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our WFOE is subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.

Our business is subject to supervision and regulation by various governmental authorities in China, and such governmental authorities include the CAC, the MOFCOM, the MIIT, the State Administration for Market Regulation, or the SAMR, the National Health Commission, or the NHC, the MCT, the NRTA, and the corresponding local regulatory authorities. Such governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relate to our operations, such as provision of internet information, sales of and internet advertisement, providing live streaming and short videos broadcasting services, online sale of pharmaceutical products, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our platform offers short videos created by ourselves and our broadcasters. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. Although we are looking for suitable licensed targets or partners to work with, identifying, negotiating and maintaining relationships with such licensed entities require significant time and resources. Though we have obtained a pharmaceutical operation license from the local counterpart of the SAMR in February 2020 through acquisition of license-holding targets for conducting pharmaceutical retail business, historically we did not hold the pharmaceutical operation license; we shall obtain a practicing license of medical institutions from the NHC if our health related services are deemed medical diagnosis and treatment services. We are making efforts to obtain all licenses and permits that are necessary to our various business activities, however, there is no assurance that we can timely obtain all such licenses and permits or that we will not be subject to penalty for operating without such licenses and permits.

Our mobile platform, Blued, is operated by our VIE, which holds an ICP license and a Network Culture Operation License and offers value-added telecommunication services through Blued, including features to show users profile at the top of the “nearby user list” and push users’ selected posts to the “now trending” section to bring them more viewership and fans, while our WFOE collected payment from such users for such services and recognized live streaming revenue and membership revenue prior to May 20, 2020. Since May 20, 2020, our VIE has started to collect payments and provided live streaming and membership services. Accordingly, we expect the revenue of our VIE will significantly increase. Due to the uncertainty regarding the interpretation of relevant concepts of value-added telecommunication services and cyber performance operation services, it is not clear whether our WFOE as a party receiving payments for such services rather than the actual business operator will also be deemed to be a service provider and be required to obtain an ICP license or a Network Culture Operation License. Although we consider that our WFOE was providing technical support rather than offering telecommunication services, and that our WFOE did not offer network culture products, there is no assurance that the governmental authorities, future legislations, interpretations and enforcement of law will reach the same conclusion.

We generate a substantial portion of our revenues from the live streaming services. On June 4, 2009, Ministry of Culture, the predecessor of the MCT, and the MOFCOM jointly issued Notice on the Strengthening of the Administration of Online Game Virtual Currency, or the Virtual Currency Notice, which defines what virtual currency is and requires that entities obtain the approval from the Ministry of Culture prior to issuing virtual currency and engaging in transactions using virtual currency in connection with online games. Although we do not think the Virtual Currency Notice applies to the operation of our live streaming business, given the wide discretion of the governmental authorities and uncertainties in the regulatory environment, there is no assurance that the governmental authorities will not in the future interpret the Virtual Currency Notice in a different way and subject our operation of live streaming business to the scope of the Virtual Currency Notice or issue new rules to regulate the virtual currency in the live streaming industry. In that case, our business may be materially and adversely affected.

We pay broadcasters through their talent agencies and the fees are determined based on a percentage of revenue from virtual gift sales that is attributed to the broadcasters’ live streams. Although we consider the nature of our relation with the talent agencies and the broadcasters as that between procurer and suppliers of services and that the users are purchasing the virtual gifts on our platform using beans, there is no assurance that the governmental authorities will view it in the same way. If the PRC governmental authorities consider that we are receiving the payment on behalf of the broadcasters or their talent agencies for their performance, we may be deemed as third-party payment service providers and be required to either obtain a license to conduct third-party payment business or to work with licensed payment service providers.

If the PRC governmental authorities consider that we are operating without proper approvals, licenses or permits, or new laws and regulations are promulgated that require us to obtain additional approvals or licenses or impose additional restrictions on the operation of any part of our business, the PRC governmental authorities have the power, among other things, to order timely rectification, impose fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business, results of operations and financial condition.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, live streaming platforms may have for virtual assets.

While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we generate substantially all of our revenues from China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the U.S. or has substantial assets located in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

There are significant legal and other obstacles in China to providing information needed for regulatory investigations or litigation initiated by regulators outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States involves uncertainty. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our WFOE for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our WFOE, VIE and its subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our WFOE may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our WFOE, VIE and its subsidiaries generate primarily all of their revenue in RMB, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our WFOE to use their RMB revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the State Administration of Foreign Exchange, or the SAFE, for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our WFOE to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our WFOE, and dividends payable by our WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside of China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our WFOE is wholly owned by BlueCity Holdings Hong Kong Limited, our Hong Kong subsidiary. Accordingly, BlueCity Holdings Hong Kong Limited may qualify for a 5% tax rate in respect of distributions from our WFOE. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from our WFOE must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation, or the SAT, promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, there can be no assurance that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our WFOE.

There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our WFOE.

The PRC Ministry of Finance, the SAT and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform on March 20, 2019, which provides that the current value-added tax rate of 16% in manufacturing and other industries will be reduced to 13%, the current value-added tax rate of 10% in transportation and other industries will be reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries will remain at 6% from April 1, 2019. We are subject to value-added tax at a rate of 13% on our sale of medications and screening kits from April 1, 2019, less any deductible value-added tax we have already paid or borne. It is uncertain whether the value-added tax rate will be raised in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our WFOE, VIE and its subsidiaries. We may make loans to our WFOE, VIE and its subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the construction and purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, there can be no assurance that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our WFOE or VIE or with respect to future capital contributions by us to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Implementation of the labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the Labor Contract Law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We expect our labor costs to increase due to the implementation of these laws and regulations. As the interpretation and implementation of these laws and regulations are still evolving, there can be no assurance that our employment practices will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing fund, to designated government agencies for the benefit of our employees and associates. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

We may be subject to fines for failing to register and file lease agreements with the relevant governmental authorities in China.

According to the Administrative Measures for Commodity Housing Tenancy promulgated by the Ministry of Housing and Urban-Rural Development, all leases are to be registered and filed with the relevant real estate administration bureaus in China. As of the date of the prospectus, certain leases relating to our offices in China had not been registered and filed with the relevant land and real estate administration bureaus in China. Our PRC legal advisers have advised us that failure to complete the registration and filing of lease agreements will not affect the validity of such leases or impede our use of the relevant properties but could result in the imposition of fines up to RMB10,000 for each leased property that is unregistered if we fail to rectify the noncompliance within the time frame prescribed by the relevant authorities.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and there can be no assurance that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our WFOE in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi.

In light of the flood of capital outflows of China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other governmental authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. We do not expect that this offering will trigger MOFCOM pre-notification under each of the above-mentioned circumstances or any review by other PRC governmental authorities, except as disclosed in “—The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our WFOE’s ability to change its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents fail to make the required registration or to update the previously filed registration, our WFOE may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our WFOE.

In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular No. 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross- border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our WFOE and limit our WFOE’s ability to distribute dividends to us. We may also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulation Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our WFOE has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation—Regulation Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income or gains are deemed to be from PRC sources. Any PRC tax imposed on dividends or gains may be subject to reduction if a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any PRC tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7. SAT Circular 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

In October 2017, the SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. Effective December 2017, SAT Circular 37, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT circulars. As a result, we may be required to expend valuable resources to comply with SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of our ADSs on Nasdaq in the context of this offering, given that: (i) our PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners, and (ii) we do not constitute a “special purpose vehicle,” to which the relevant provisions of the M&A Rules are applicable.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. There can be no assurance that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by domestic U.S. companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work papers and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a legislative focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”). If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the

PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers and other documents related to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision.

On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the PRC-based affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the PRC affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our ADSs and This Offering

An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the Nasdaq Global Market. We have no current intention to seek a listing for our Class A ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our Class A ordinary shares, and there can be no assurance that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected.

The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

Baoli Ma, our founder, Chairman of the Board of Directors and Chief Executive Officer, has indicated interests in purchasing, through BlueCity Media Limited, our existing shareholder, an aggregate of up to US$5.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$16.00 per ADS, which is the mid-point of the estimated offering price range, Baoli Ma would purchase an aggregate of up to 312,500 ADSs, representing approximately 5.9% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. Such indications of interest are not binding agreements or commitments to purchase, and we and the underwriters are under no obligation to sell ADSs to him or his affiliates. Such subscriptions may reduce the available public float for the ADSs, which may consequently reduce the liquidity of the ADSs relative to what it would have been had these ADSs been subscribed by the public.

The market price for our ADSs may be volatile.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	announcements of new laws and regulations or interpretations of existing laws and regulations that affect our business;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industries;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 5,300,000 ADSs (equivalent to 2,650,000 Class A ordinary shares) outstanding immediately after this offering, or 6,095,000 ADSs (equivalent to 3,047,500 Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors, existing shareholders, certain option holders have agreed not to sell any Class A ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$12.57 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between the assumed initial public offering price of US$16.00 per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of March 31, 2020, after giving effect to this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share-based awards. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Immediately prior to the completion of this offering, we will have a dual-class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to five votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Immediately prior to the completion of this offering, all of the 5,614,840 ordinary shares held by BlueCity Media Limited, an entity controlled by Mr. Baoli Ma, our founder, chairman and chief executive officer, will be re-designated as Class B ordinary shares. Upon the completion of this offering, Mr. Baoli Ma will beneficially own an aggregate of 5,614,840 Class B ordinary shares, which will represent 70.7% of our total voting power, assuming the underwriters do not exercise their over-allotment option, or representing 70.0% of our total voting power if the underwriters exercise their over-allotment option in full, without taking into account the ADSs that any of the existing shareholders, including Mr. Ma, or their respective affiliates may purchase in this offering. Therefore, upon the completion of this offering, Mr. Baoli Ma will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have previously announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our post-offering amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. There can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Class A ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings, you cannot prevent such Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and Exchange Act.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

We have conditionally adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2020 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, pursuant to the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our ADSs less attractive or our company less comparable to certain other public companies because we will rely on these exemptions and election. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands company that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Baoli Ma, our founder, chairman and chief executive officer, will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs may negatively affect our financial results. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;

•	our ability to retain and increase the number of users, paying members and advertisers, and expand our product and service offerings;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	our expectation regarding the use of proceeds from this offering;

•	competition in our industry and our popularity within the LGBTQ population; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$75.1 million, or approximately US$86.9 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$16.00 per ADS, the mid-point of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$16.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$4.9 million, or approximately US$5.7 million if the underwriters exercise their option to purchase additional ADSs in full, assuming the sale of ADSs at US$16.00 per ADS, the mid-point of the range shown on the front cover page of this prospectus, the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately US$30.0 million for geographic expansion, including marketing and promotional activities to acquire users and strengthen our brand;

•	approximately US$22.5 million for investment in technology and development, artificial intelligence technology and big data capability in particular; and

•	the balance for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing, debt instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

We do not expect to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our WFOE to pay dividends to us. See “Regulation—PRC Regulation—Regulations Relating to Foreign Exchange and the Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic re-designation of 5,614,840 ordinary shares held by BlueCity Media Limited, an entity controlled by Mr. Baoli Ma, our founder, chairman and chief executive officer, into 5,614,840 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the automatic conversion of all of our issued and outstanding 9,560,830 preferred shares into 9,560,830 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic re-designation of 5,614,840 ordinary shares held by BlueCity Media Limited, an entity controlled by Mr. Baoli Ma, our founder, chairman and chief executive officer, into 5,614,840 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic conversion of all of our issued and outstanding 9,560,830 preferred shares into 9,560,830 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering, and (iii) the sale of 2,650,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$16.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2020
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands RMB)
MEZZANINE EQUITY
Total mezzanine equity	1,777,631	—	—

Shareholders’ (Deficit)/Equity
Ordinary shares (US$0.0001 par value, 5,614,840 shares issued and outstanding on an actual basis, and none issued and outstanding on a pro forma basis or a pro forma as adjusted basis)	3	—	—
Class A ordinary shares (par value of US$0.0001 per share; none authorized, issued and outstanding on an actual basis, 4,600,000,000 shares authorized, 9,560,830 shares issued and outstanding on a pro forma basis; 4,600,000,000 shares authorized, 12,210,830 shares issued and outstanding on a pro forma as adjusted basis)	—	7	9
Class B ordinary shares (par value of US$0.0001 per share; none authorized, issued and outstanding on an actual basis, 200,000,000 shares authorized, 5,614,840 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	—	3	3
Additional paid-in capital(2)	—	1,777,624	2,309,372
Accumulated other comprehensive loss	(64,612)	(64,612)	(64,612)
Accumulated deficit	(1,374,302)	(1,374,302)	(1,374,302)

Total shareholders’ (deficit)/equity(2)	(1,438,911)	338,720	870,470

Total mezzanine equity and shareholders’ (deficit)/equity(2)	338,720	338,720	870,470

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital and total shareholders’ equity following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$32.00 per share, the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total mezzanine equity and shareholders’ equity by US$2.46 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2020 was approximately negative US$204 million, or negative US$36.30 per ordinary share and negative US$18.15 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible asset, total consolidated liabilities and total mezzanine equity. As of March 31, 2020, we do not have any goodwill. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$32.00 per ordinary share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2020, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$16.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been US$122.4 million, or US$6.88 per ordinary share and US$3.44 per ADS. This represents an immediate increase in net tangible book value of US$3.76 per ordinary share and US$1.88 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$25.14 per ordinary share and US$12.57 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	32.00	US$	16.00
Net tangible book value as of March 31, 2020	US$	(36.30)	US$	(18.15)
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	3.12	US$	1.56
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	6.88	US$	3.44
Amount of dilution in net tangible book value to new investors in this offering	US$	25.14	US$	12.57

A US$1.00 increase (decrease) in the assumed initial public offering price of US$16.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$4.9 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.26 per ordinary share and US$0.13 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$1.74 per ordinary share and US$0.87 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	15,175,670	85%	US$	110,658,377	57%	US$	7.30	US$	3.65
New investors	2,650,000	15%	US$	84,800,000	43%	US$	32.00	US$	16.00
Total	17,825,670	100%	US$	195,458,377	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 1,374,664 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.01 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors.

Our operations are substantially conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

King & Wood Mallesons, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocal arrangements between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action if such foreign shareholders can establish sufficient nexus to the PRC for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, a specific defendant, and that there must be a concrete claim, a factual basis and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish sufficient nexus to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

In September 2011, our VIE, a PRC domestic company, was established. We launched our mobile app Blued in 2012.

In December 2013, BlueCity Holdings Limited was established in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. In March 2014, BlueCity Holdings Limited established a wholly-owned subsidiary in Hong Kong, BlueCity Holdings Hong Kong Limited.

In 2014, BlueCity Holdings Hong Kong Limited established our WFOE and we gained control over our VIE through our WFOE by entering into a series of contractual arrangements with our VIE and its shareholders. In June 2018, in order to reflect the change of shareholding of our VIE, we effected some restructuring of the equity ownership in our VIE, and a new series of contractual arrangements, whose terms are substantially the same with the previous contractual agreements, were subsequently entered into by and among our WFOE, our VIE and our VIE’s shareholders. For more details and risks related to our variable interest entity structure, please see “—Contractual Arrangements with our Consolidated Affiliated Entity and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIE. We treat our VIE as our consolidated affiliated entity under U.S. GAAP, and have consolidated the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this prospectus:

Note:

(1)	Mr. Baoli Ma, our founder, chairman and chief executive officer, and Mr. Changyou Ma, a family member of Mr. Baoli Ma, hold 99.15% and 0.85% equity interests in our VIE, respectively.

The following is a summary of the currently effective contractual arrangements relating to our WFOE and our VIE.

Contractual Arrangements with our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Our WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through our VIE, our consolidated affiliated entity in the PRC, through a series of contractual arrangements by and among our WFOE, our VIE and its shareholders.

Our contractual arrangements with our VIE and its respective shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law, and (iv) have the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE.

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over our VIE

Powers of Attorney. Pursuant to the Powers of Attorney, dated June 26, 2018, between Mr. Baoli Ma and Mr. Changyou Ma, the shareholders of our VIE collectively executed powers of attorney to irrevocably authorize our WFOE to act as their attorney-in-fact to exercise all of their rights as shareholders of our VIE, including but not limited to, the right to attend shareholders meetings, to vote, to dispose equity interests under their names, and to recommend and appoint directors, chief managers and other senior management of the VIE as authorized representatives of the shareholders. The powers of attorney will remain permanently effective as long as Mr. Baoli Ma and Mr. Changyou Ma remain as shareholders of our VIE, unless otherwise terminated by our WFOE.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, dated June 26, 2018, among our WFOE and the shareholders of our VIE, the shareholders of our VIE have collectively pledged 100% equity interests in our VIE to our WFOE to guarantee the performance by our VIE of its obligations under the Exclusive Consulting and Services Agreement. In the event of a breach by our VIE of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in our VIE and will have priority in receiving the proceeds from such disposal. The shareholders of our VIE also covenant that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until (i) the termination of the Exclusive Consulting and Services Agreement with all service fees under the Exclusive Consulting and Services Agreement have been paid and no further obligation shall be undertaken by BlueCity Culture Media; or (ii) the equity interests of BlueCity Culture Media have been transferred to BlueCity Information Technology or any third party designated by it.

We have filed the registration of the equity interest pledge under the equity interest pledge agreement in relation to our VIE with the relevant office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Spouse Consent Letters. Pursuant to the spouse consent letter, dated June 26, 2018, the spouse of Mr. Changyou Ma, confirmed that she can perform the obligations under the contractual arrangements. The spouse of Mr. Changyou Ma agreed that the equity interest in VIE held by Mr. Changyou Ma and registered in the name of Mr. Changyou Ma will be disposed of pursuant to the exclusive consulting and service agreement, exclusive option agreement, equity interest pledge agreement and the powers of attorney. In addition, in the event that the spouse of Mr. Changyou Ma obtains any equity interest in the VIE for any reason, she agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Consulting and Services Agreement. Pursuant to the exclusive consulting and services agreement, dated June 26, 2018, between our WFOE and our VIE, our WFOE has the exclusive right to provide consulting and services required by our VIE’s business. Without our WFOE’s prior written consent, our VIE may not accept the consulting and services provided by any third party, including its shareholders, during the term of the agreement. Our VIE agrees to pay our WFOE quarterly service fees at an amount confirmed by WFOE and all of its subsidiaries, which amount and percentage may be adjusted by, which should be paid within 10 business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created under the Exclusive Consulting and Services Agreement, and both parties will further negotiated on the license of such intellectual properties. The exclusive consulting and services agreement will remain effective, unless otherwise terminated by our WFOE.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement, dated June 26, 2018, among our WFOE and shareholders of our VIE, the shareholders of our VIE have irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests in our VIE and/or the assets in our VIE. Our WFOE may exercise such options at the lowest price as permitted by PRC laws and regulations, which price may be adjusted based on the valuation of the equity interests of the assets, if required by PRC laws and regulations. The equity holders should remit to our company any amount that is paid by our company or its designated person(s) in connection with the purchased equity interest. Our VIE and the shareholders of covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of, or create any pledge or encumbrance on their equity interests in our VIE, (ii) change our VIE’s registered capital, or increase or decrease our VIE’s current equity interests owners, (iii) dispose or make our VIE’s management to dispose any assets of our VIE, other than in the ordinary course of business, or (iv) amend our VIE’s articles of association. The exclusive options agreement will remain effective until shareholders of our VIE have transferred all of their equity interests and/or assets in our VIE to our WFOE or any third party so designated, unless otherwise terminated by our WFOE immediately in its sole discretion with written notice.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•

the ownership structures of our VIE in China and our WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are legal, valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive loss data and cash flows data for the years ended December 31, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of comprehensive loss data and cash flows data for the three months ended March 31, 2019 and 2020, and selected consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the years ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues	501,292	758,888	107,175	145,340	207,473	29,301
Cost of revenues	(388,385)	(546,211)	(77,140)	(110,286)	(139,213)	(19,660)
Selling and marketing expenses	(98,011)	(119,437)	(16,868)	(25,747)	(38,611)	(5,453)
Technology and development expenses	(93,985)	(129,652)	(18,310)	(29,517)	(30,283)	(4,277)
General and administrative expenses	(70,072)	(24,439)	(3,451)	(5,259)	(9,790)	(1,383)

Total cost and expenses	(650,453)	(819,739)	(115,769)	(170,809)	(217,897)	(30,773)

Operating loss	(149,161)	(60,851)	(8,594)	(25,469)	(10,424)	(1,472)

Changes in fair value of financial instruments	(4,044)	(9,024)	(1,274)	(3,261)	(5)	(1)
Gain on extinguishment of a convertible debt	—	8,986	1,269	—	—	—
Interest income	8,645	8,890	1,255	2,319	2,431	343

Loss before income taxes	(144,560)	(51,999)	(7,344)	(26,411)	(7,998)	(1,130)

Income tax (expense)/benefit	—	(931)	(131)	—	385	55
Net loss	(144,560)	(52,930)	(7,475)	(26,411)	(7,613)	(1,075)

Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(1,535)	—	—	—	—	—
Accretion and modification of Redeemable Convertible Preferred Shares to redemption value	(236,615)	(631,005)	(89,115)	(169,498)	(20,288)	(2,865)

Net loss attributable to ordinary shareholders	(382,710)	(683,935)	(96,590)	(195,909)	(27,901)	(3,940)

Net loss per ordinary share
—Basic and diluted	(68.16)	(121.81)	(17.20)	(34.89)	(4.97)	(0.70)
Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	5,614,840	5,614,840	5,614,840	5,614,840	5,614,840	5,614,840

	For the years ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Non-GAAP Financial Measure(1):

Adjusted net loss	(90,249)	(52,892)	(7,470)	(23,150)	(7,608)	(1,074)

Note:

(1)	See “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measure.”

The following table presents our selected consolidated balance sheets data as of December 31, 2018 and 2019 and March 31, 2020:

	As of December 31,			As of March 31,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	63,047	297,274	41,983	279,084	39,414
Term deposits	371,766	83,017	11,724	84,313	11,907
Total current assets	483,049	433,994	61,292	426,139	60,182
Total assets	510,476	466,876	65,935	463,629	65,477
Total liabilities	120,597	123,898	17,498	124,909	17,641
Total mezzanine equity	1,074,916	1,730,478	244,390	1,777,631	251,049
Total shareholders’ deficit	(685,037)	(1,387,500)	(195,953)	(1,438,911)	(203,213)

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2019 and 2020:

	For the years ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(103,428)	(31,642)	(4,469)	(28,416)	(14,867)	(2,100)
Net cash (used in)/provided by investing activities	(113,172)	285,594	40,334	167,137	(4,656)	(658)
Net cash provided by/(used in) financing activities	166,251	(22,252)	(3,143)	—	(1,539)	(217)
Effect of foreign currency exchange rate changes on cash	3,407	2,527	357	(395)	2,872	406
Net (decrease)/increase in cash and cash equivalents	(46,942)	234,227	33,079	138,326	(18,190)	(2,569)
Cash and cash equivalents at the beginning of the year/period	109,989	63,047	8,904	63,047	297,274	41,983
Cash and cash equivalents at the end of the year/period	63,047	297,274	41,983	201,373	279,084	39,414

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We have a large and active user base that primarily consists of LGBTQ persons in China and the rest of Asia, and provide a full suite of services empowering LGBTQ persons in all aspects of their daily lives. As a central hub of BlueCity’s services and platforms, the Blued mobile app allows our users to connect with each other, express themselves, access professional health related services and family planning services at their fingertips.

Blued is a world’s leading LGBTQ platform in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are the dominant leader in China. In 2019, we had average MAUs and average DAUs over six and nearly seven times that of the next largest player in China, respectively, according to the Frost & Sullivan Report. For detailed descriptions of the definitions of average MAUs and average DAUs, see “Prospectus Summary—Conventions that Apply to this Prospectus.” Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020. Leveraging our experience in China, we have successfully expanded into a number of overseas markets and established a strong global presence. We are the largest online LGBTQ community in India, Korea, Thailand and Vietnam in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are rapidly expanding into new markets, and have users spanning over 210 countries and regions as of March 31, 2020. Users in countries and regions outside of China represented over 49% of our total MAUs in March 2020. Despite our global footprint, approximately 3.4%, 6.6% and 9.9% of our total revenues for 2018, 2019 and the three months ended March 31, 2020, respectively, were contributed by users outside China. We are still in the early stage of generating revenue from our users outside China and are continuing to introduce diversified service offerings to cater to their different needs. Currently, Blued is primarily used by homosexual men, while all of our services are available to the general LGBTQ population.

We generate revenues through various services we provide for LGBTQ community. Our total revenues increased by 51.4% to RMB758.9 million (US$107.2 million) in 2019 from RMB501.3 million in 2018, and by 42.8% to RMB207.5 million (US$29.3 million) for the three months ended March 31, 2020 from RMB145.3 million for the three months ended March 31, 2019. Our net loss decreased by 63.4% to RMB52.9 million (US$7.5 million) in 2019 from RMB144.6 million in 2018, and by 71.2% to RMB7.6 million (US$1.1 million) for the three months ended March 31, 2020 from RMB26.4 million for the three months ended March 31, 2019.

Key Factors Affecting Our Results of Operations

User growth and engagement

We generate revenue primarily through (i) live streaming services, (ii) membership services, (iii) advertising services, and (iv) others including family planning services and health-related services. Our revenues are driven by and highly dependent on the growth in our active user base, which includes our users on both domestic and international versions of our mobile app and users of our various products and services. We have experienced rapid user growth since our inception. Strategies that we pursue to achieve active user growth may affect our costs and expenses and results of operations.

The following table sets forth our average MAUs and DAUs on Blued for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in millions)
Average MAUs	4.1	4.5	4.7	4.9	5.0	5.7	5.9	5.9	6.0
Average DAUs	2.0	2.1	2.2	2.2	2.3	2.4	2.5	2.6	2.5

We have generally achieved continuous growth in our user base throughout these periods.

Changes in user engagement could affect our revenues and financial results. Our average next-month retention rate slightly decreased from 75.2% in 2018 to 71.0% in 2019, primarily attributable to the fact that our overseas MAUs grew substantially while we were in the early stage of solidifying our user bases outside China. In 2019, Blued had an average daily time spent per active user of over 60 minutes and an average daily sessions per active user of over 16 times, according to the Frost & Sullivan Report. Active user engagement powered by diverse functionalities and rich content enables us to secure an abundant supply of user profiles and behavioral data, which is essential for our advertising services and our ability to improve our service features, including our membership subscription packages. For detailed descriptions of the definitions of next-month retention rate, average daily time spent per active user, and average daily sessions per active user, see “Prospectus Summary—Conventions that Apply to this Prospectus.”

Monetization of our user base

Our revenues and results of operations depend on our ability to monetize our user base, to convert more users to paying users and to increase the spending of our paying users. Paying users on our platform include users who make payments for various products and services offered on our platform, including payments for virtual currency which can be used to purchase and send virtual gifts in live streaming, purchase membership services, payment for health-related services and family planning services. Currently, revenues generated from live streaming is the largest component of our revenues, and we expect revenues generated from our recently launched membership services will grow quickly.

Our ARPPU for live streaming services increased from RMB1,279 in 2018 to approximately RMB2,059 in 2019, primarily due to more interactive and engaging formats and features offered in our live streaming business. Our ARPPU for live streaming services increased from RMB995 in the three months ended March 31, 2019 to RMB1,010 in the three months ended March 31, 2020, primarily due to our continuous efforts to enhance our live streaming services. Our paying users for live streaming services slightly decreased from approximately 358 thousand in 2018 to 326 thousand in 2019, primarily because we focused on attracting and converting users with higher spending willingness and spending ability and we allocated more resources to the marketing of new and improved features. Our paying users for live streaming services increased from approximately 137 thousand in the three months ended March 31, 2019 to 178 thousand in the three months ended March 31, 2020, primarily due to our continued monetization efforts in overseas markets, as well as increased user activity and willingness to pay as a result of COVID-19 related movement restrictions. We launched our membership services in June 2018, and our paying users for membership services increased from approximately 85 thousand in 2018 to 457 thousand in 2019. Our paying users for membership services increased from approximately 122 thousand in the three months ended March 31, 2019 to 295 thousand in the three months ended March 31, 2020. We have been enhancing various features of our membership services. Therefore we have made substantial progress in user acquisition in 2019 and monetization efforts in international markets in 2020 to date. We launched subscription-based membership services for the international version of Blued in the fourth quarter of 2019. We are committed to continually developing innovative membership services tailored to the needs of our users.

We will continue to diversify our product and service offerings and expand our monetization channels without compromising user experience. We seek to strengthen our capability to generate revenue from live streaming by optimizing matching of broadcasters and viewers and adopting additional creative ways of virtual gifting. We also plan to curate more premium content and attract more high-quality influencers to our platform, in order to increase viewers’ willingness to pay. Meanwhile, we will gradually expand our advertising revenue through development of more innovative advertising formats and comprehensive mobile marketing solutions for both China’s and global advertisers. Furthermore, we plan to test our offerings in selected global markets with localized functionalities and features. We are also testing new features and geography for our membership services. Our revenue growth will be affected by our ability to effectively execute our monetization strategies and expand our paying user base.

Our brand recognition and market leadership

BlueCity is a spiritual home for LGBTQ people, encouraging them to be themselves, feel good about themselves and embrace the community. Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020. BlueCity’s and Blued’s prominent market leadership and brand recognition is key to our ability to maintain and enhance relationships with our users, broadcasters, advertisers, and other business partners, and increase our revenues. In addition, the reputation and attractiveness of our platform among the LGBTQ community also serves as a highly efficient marketing channel for our products and services.

Our ability to further improve cost efficiency

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, staff costs and processing fees and service charges payable to third-party business partners. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We expect the absolute amount of our staff costs to increase as we grow our business. We will also invest in the growth of our platform by incurring selling and marketing expenses as we expand into global markets and promote more diversified services for the LGBTQ community.

Investment in technology and talent

Our technology is critical for us to retain and attract users and business partners. We must continue to innovate to keep pace with the growth of our industry. Our current technology and development efforts are primarily focused on enhancing our artificial intelligence technology and big data analytics capabilities, which we believe are crucial for us to scale our products and services and improve user experience. For example, leveraging both big data analytics and artificial intelligence technologies, we were able to enhance the accuracy of content monitoring and user profiling, and optimize our operation, targeted content and user experience. There is a strong demand in China’s internet industry in general for talented and experienced personnel. To keep up with the pace of our global expansion, we must recruit, retain and motivate talented employees both in managerial and operational levels who are equipped with relevant industry insights and experience, while controlling our personnel-related expenses.

Successful implementation of globalization strategies

We have successfully replicated our business model in China to other markets. We are the largest online LGBTQ community in India, Korea, Thailand and Vietnam in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are rapidly expanding into new markets, and have users spanning over 210 countries and regions as of March 31, 2020. Users from countries and regions outside of China represented over 49% of our total MAUs in March 2020. Despite our global footprint, approximately 3.4%, 6.6% and 9.9% of our total revenues for 2018, 2019 and the three months ended March 31, 2020, respectively, were contributed by users outside China. We are still in the early stage of generating revenue from our users outside China and are continuing to introduce diversified service offerings to cater to their different needs. We believe that our expansion and penetration into selected global markets will not only drive our revenue growth but also diversify our revenue streams across geographic regions.

Key Components of Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Years Ended December 31,					For the three months ended March 31,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Live streaming services	457,778	91.3	671,411	94,821	88.5	136,239	93.7	179,643	25,370	86.6
Membership services	4,717	0.9	36,738	5,188	4.8	3,060	2.1	15,013	2,120	7.2
Advertising services	32,920	6.6	35,384	4,997	4.7	4,947	3.4	5,596	790	2.7
Others	5,877	1.2	15,355	2,169	2.0	1,094	0.8	7,221	1,021	3.5

Total revenues	501,292	100.0	758,888	107,175	100.0	145,340	100.0	207,473	29,301	100.0

Live streaming services. We generate revenues from our live streaming services through sales of virtual gift items which users can send to broadcasters to show support. The virtual gift items sold comprise of decorations and other consumable special effects. Under the arrangements with talent agencies that manage broadcasters, we share with these talent agencies a portion of the revenues derived from the sales of virtual gift items. We expect revenues from live streaming services to continue to grow in absolute terms.

Membership services. We generate revenues from membership services by sales of (i) subscription-based membership services, and (ii) pay-per-use services. Our members are entitled to additional functionalities and privileges on our mobile app. We expect revenues from membership services to continue to grow in absolute terms as we continue to expand our user base and product offerings.

Advertising services. We generate revenues from advertising services through display advertising arrangements on Blued. Advertising arrangements allow advertisers to place advertisements on particular areas on the Blued application, in particular formats and over particular periods. We will continue to introduce new advertising and marketing solutions and attract more advertisers.

Others.

Our other revenues primarily consist of family planning services, online pharmacy related to He Health and others. We generate revenues from family planning services by providing comprehensive consulting and administrative services to our customers such as ongoing facilitation of physical checks, remote conference with global experts, visa application support, and logistics arrangement for overseas trips.

Cost and expenses

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Years Ended December 31,					For the three months ended March 31,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Revenue-sharing costs	309,250	61.7	443,106	62,579	58.4	90,960	62.6	110,163	15,558	53.1
Commission costs	51,361	10.3	70,711	9,986	9.3	12,711	8.8	18,507	2,614	8.9
Staff costs	15,159	3.0	17,445	2,464	2.3	4,121	2.8	5,188	733	2.5
Others	12,615	2.5	14,949	2,111	2.0	2,494	1.7	5,355	755	2.6

Total cost of revenues	388,385	77.5	546,211	77,140	72.0	110,286	75.9	139,213	19,660	67.1

Revenue-sharing costs consist of broadcasters fees paid to talent agencies in accordance with our revenue-sharing arrangements. Commission costs primarily consist of processing fees paid to mobile app stores and third-party payment platforms service charges. Staff costs consist of salaries and benefits for our employees involved in the operation of our app, website and live streaming. Other costs consist of rental, depreciation and other costs related to our business operation.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total revenues for the periods presented:

	For the Years Ended December 31,					For the three months ended March 31,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	98,011	19.6	119,437	16,868	15.7	25,747	17.7	38,611	5,453	18.6
Technology and development expenses	93,985	18.7	129,652	18,310	17.1	29,517	20.3	30,283	4,277	14.6
General and administrative expenses	70,072	14.0	24,439	3,451	3.2	5,259	3.6	9,790	1,383	4.7

Total operating expenses	262,068	52.3	273,528	38,629	36.0	60,523	41.6	78,684	11,113	37.9

Selling and marketing expenses. Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) staff cost for our selling and marketing personnel, and (iii) overhead charges and other costs related to selling and marketing functions. We expect our selling and marketing expenses to increase in absolute amounts in the foreseeable future due to increasing investment in marketing activities to attract and retain users, as well as to maintain our brand awareness and leadership.

Technology and development expenses. Technology and development expenses consist primarily of staff cost for technology and development personnel and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and cloud infrastructure costs, utilities and other expenses necessary to support our business. We expect our technology and development expenses to increase in absolute amount as we expand our technology and development team, to enhance our artificial intelligence technology, big data analytics capabilities and develop new features and functionalities on our platform.

General and administrative expenses. General and administrative expenses consist primarily of staff cost for general and administrative personnel, share-based compensation expenses, professional fees, rental and depreciation related to general and administrative functions, and other corporate expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Taxation

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

Further, no stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, BlueCity Holdings Hong Kong Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to the PRC tax laws, entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%. In 2017, our WFOE received the approval from the tax authority that it qualified as an HNTE. The certificate entitled our WFOE to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019.

Dividends paid by our WFOE in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Related to Our Corporate Structure—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our WFOE, and dividends payable by our WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Years Ended December 31,					For the three months ended March 31,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Live streaming services	457,778	91.3	671,411	94,821	88.5	136,239	93.7	179,643	25,370	86.6
Membership services	4,717	0.9	36,738	5,188	4.8	3,060	2.1	15,013	2,120	7.2
Advertising services	32,920	6.6	35,384	4,997	4.7	4,947	3.4	5,596	790	2.7
Others	5,877	1.2	15,355	2,169	2.0	1,094	0.8	7,221	1,021	3.5

Total revenues	501,292	100.0	758,888	107,175	100.0	145,340	100.0	207,473	29,301	100.0
Cost and expenses:
Cost of revenues(1)	(388,385)	(77.5)	(546,211)	(77,140)	(72.0)	(110,286)	(75.9)	(139,213)	(19,660)	(67.1)
Selling and marketing expenses(1)	(98,011)	(19.6)	(119,437)	(16,868)	(15.7)	(25,747)	(17.7)	(38,611)	(5,453)	(18.6)
Technology and development expenses(1)	(93,985)	(18.7)	(129,652)	(18,310)	(17.1)	(29,517)	(20.3)	(30,283)	(4,277)	(14.6)
General and administrative expenses(1)(2)	(70,072)	(14.0)	(24,439)	(3,451)	(3.2)	(5,259)	(3.6)	(9,790)	(1,383)	(4.7)

Total cost and expenses	(650,453)	(129.8)	(819,739)	(115,769)	(108.0)	(170,809)	(117.5)	(217,897)	(30,773)	(105.0)

Operating loss	(149,161)	(29.8)	(60,851)	(8,594)	(8.0)	(25,469)	(17.5)	(10,424)	(1,472)	(5.0)

Changes in fair value of financial instruments	(4,044)	(0.8)	(9,024)	(1,274)	(1.2)	(3,261)	(2.2)	(5)	(1)	(0.0)
Gain on extinguishment of a convertible debt	—	—	8,986	1,269	1.2	—	—	—	—	—
Interest income	8,645	1.7	8,890	1,255	1.2	2,319	1.6	2,431	343	1.2

Loss before income taxes	(144,560)	(28.9)	(51,999)	(7,344)	(6.8)	(26,411)	(18.1)	(7,998)	(1,130)	(3.8)
Income tax (expense)/benefit	—	—	(931)	(131)	(0.1)	—	—	385	55	0.2

Net loss	(144,560)	(28.9)	(52,930)	(7,475)	(6.9)	(26,411)	(18.1)	(7,613)	(1,075)	(3.6)

Notes:
(1)

As of December 31, 2018 and 2019 and March 31, 2020, no share options were exercisable, since they can only be exercised upon consummation of this offering. As of December 31, 2018 and 2019 and March 31, 2020, the total fair value of options granted to employees amounted to RMB59.1 million, RMB90.1 million and RMB92.4 million, respectively. See notes to our consolidated financial statements included elsewhere in this prospectus.

(2)

On April 12, 2018, we approved a repurchase of 288,240 unvested share options from BlueCity Media Limited, which is owned by Mr. Baoli Ma, our, chairman founder and chief executive officer, with consideration of US$8.0 million (RMB50.3 million), which was recognized in general and administrative expenses as share-based compensation expenses.

Three months ended March 31, 2020 compared to three months ended March 31, 2019

Revenues

Our revenues increased by 42.8% from RMB145.3 million in the three months ended March 31, 2019 to RMB207.5 million (US$29.3 million) in the three months ended March 31, 2020.

Live streaming services. Our revenues from live streaming services increased by 31.9% from RMB136.2 million in the three months ended March 31, 2019 to RMB179.6 million (US$25.4 million) in the three months ended March 31, 2020, mainly attributable to the continued growth of our live streaming services in China and globally, as well as the increase in our paying users for live streaming services. Our paying users for live streaming services increased from approximately 137 thousand in the three months ended March 31, 2019 to 178 thousand in the three months ended March 31, 2020.

Membership services. Our revenues from membership services increased by 390.6% from RMB3.1 million in the three months ended March 31, 2019 to RMB15.0 million (US$2.1 million) in the three months ended March 31, 2020, mainly attributable to the rapid development of our membership services offerings, as well as the fact that we had only started to offer pay-per-use functions to our users in the three months ended March 31, 2019. Our paying users for membership services increased from approximately 122 thousand in the three months ended March 31, 2019 to 295 thousand in the three months ended March 31, 2020.

Advertising services. Our revenues from advertising services increased by 13.1% from RMB4.9 million in the three months ended March 31, 2019 to RMB5.6 million (US$0.8 million) in the three months ended March 31, 2020, as we continued to steadily grow our advertising services.

Others. Our revenues from other services increased by 560.1% from RMB1.1 million in the three months ended March 31, 2019 to RMB7.2 million (US$1.0 million) in the three months ended March 31, 2020, mainly attributable to the growth of our family planning, health-related services, and sales of merchandise.

Cost of revenues

Our cost of revenues increased by 26.2% from RMB110.3 million in the three months ended March 31, 2019 to RMB139.2 million (US$19.7 million) in the three months ended March 31, 2020. Revenue-sharing costs increased by 21.1% from RMB91.0 million in the three months ended March 31, 2019 to RMB110.2 million (US$15.6 million) in the three months ended March 31, 2020, primarily due to the continued growth of our live streaming services. Commission costs increased by 45.6% from RMB12.7 million in the three months ended March 31, 2019 to RMB18.5 million (US$2.6 million) in the three months ended March 31, 2020, primarily due to the consistent increase of our business and transaction volume on our platform. Staff costs increased by 25.9% from RMB4.1 million in the three months ended March 31, 2019 to RMB5.2 million (US$0.7 million) in the three months ended March 31, 2020, primarily due to an increase in headcount as a result of the growth of our business.

Selling and marketing expenses

Our selling and marketing expenses increased by 50.0% from RMB25.7 million in the three months ended March 31, 2019 to RMB38.6 million (US$5.5 million) in the three months ended March 31, 2020, primarily attributable to (i) an increase of RMB6.9 million (US$1.0 million) in advertising and promotion expenses mainly due to the continued expansion of our business globally, (ii) an increase of RMB4.6 million (US$0.6 million) in staff cost for selling and marketing personnel, primarily as a result of an increase in the headcount of our selling and marketing staff, and (iii) an increase of RMB1.3 million (US$0.2 million) in other costs primarily attributable to various marketing initiatives for developing overseas markets.

Technology and development expenses

Our technology and development expenses increased by 2.6% from RMB29.5 million in the three months ended March 31, 2019 to RMB30.3 million (US$4.3 million) in the three months ended March 31, 2020, primarily due to an increase of RMB2.9 million (US$0.4 million) in staff cost for technology and development personnel primarily driven by an increase in the headcount of our technology and development staff. This was partially offset by a decrease of RMB2.5 million (US$0.4 million) in content, server and bandwidth cost as a result of our improved procurement efficiency.

General and administrative expenses

Our general and administrative expenses increased by 86.2% from RMB5.3 million in the three months ended March 31, 2019 to RMB9.8 million (US$1.4 million) in the three months ended March 31, 2020, primarily due to an increase of RMB5.6 million (US$0.8 million) in professional fees.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB10.4 million (US$1.5 million) in the three months ended March 31, 2020, compared to operating loss of RMB25.5 million in the three months ended March 31, 2019.

Changes in fair value of financial instruments

We incurred loss from changes in fair value of convertible debt and equity securities with readily determinable fair value of RMB3.3 million and RMB4.9 thousand (US$0.7 thousand) in the three months ended March 31, 2019 and 2020, respectively.

Interest income

Interest income primarily represents interest earned on our cash and cash equivalents and term deposits. We had interest income of RMB2.3 million and RMB2.4 million (US$0.3 million) in the three months ended March 31, 2019 and 2020, respectively.

Net loss

As a result of the foregoing, we incurred net loss of RMB7.6 million (US$1.1 million) in the three months ended March 31, 2020, compared to net loss of RMB26.4 million in the three months ended March 31, 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Our revenues increased by 51.4% from RMB501.3 million in 2018 to RMB758.9 million (US$107.2 million) in 2019.

Live streaming services. Our revenues from live streaming services increased by 46.7% from RMB457.8 million in 2018 to RMB671.4 million (US$94.8 million) in 2019, mainly attributable to continued growth in China and increased ARPPU, as well as deepened penetration and increased monetization efforts in overseas markets. Meanwhile, we further developed diverse live streaming features and engaging content to attract more viewers. Our ARPPU for live streaming services increased from approximately RMB1,279 in 2018 to approximately RMB2,059 in 2019.

Membership services. We launched our membership services in June 2018. Our revenues from membership services were RMB36.7 million (US$5.2 million) in 2019, compared to RMB4.7 million in 2018. We introduced diverse and innovative membership service offerings in 2018 and continued to develop and optimize them in 2019. We saw an increasing pool of paying users for our membership services, which was increased from approximately 85 thousand in 2018 to 457 thousand in 2019.

Advertising services. Our revenues from advertising services increased by 7.5% from RMB32.9 million in 2018 to RMB35.4 million (US$5.0 million) in 2019, as we steadily grew our advertising services while ensuring high-quality user experience of our platform.

Others. Our revenues from other services increased by 161.3% from RMB5.9 million in 2018 to RMB15.4 million (US$2.2 million) in 2019, mainly attributable to the development of our family planning services and health-related services.

Cost of revenues

Our cost of revenues increased by 40.6% from RMB388.4 million in 2018 to RMB546.2 million (US$77.1 million) in 2019. Revenue-sharing costs increased by 43.3% from RMB309.2 million in 2018 to RMB443.1 million (US$62.6 million) in 2019, primarily due to the expansion and growth in live streaming services. Commission costs increased by 37.7% from RMB51.4 million in 2018 to RMB70.7 million (US$10.0 million) in 2019, primarily due to the increase of our business and transaction volume on our platform. Staff costs increased by 15.1% from RMB15.2 million in 2018 to RMB17.4 million (US$2.5 million) in 2019, primarily due to an increase in headcount as a result of the growth of our business.

Selling and marketing expenses

Our selling and marketing expenses increased by 21.9% from RMB98.0 million in 2018 to RMB119.4 million (US$16.9 million) in 2019, primarily attributable to (i) an increase of RMB14.9 million (US$2.1 million) in staff cost for selling and marketing personnel, which was in turn mainly driven by an increase in head count of our selling and marketing staff, and (ii) an increase of RMB4.6 million (US$0.6 million) in advertising and promotion expenses associated with the expansion of our business in global markets.

Technology and development expenses

Our technology and development expenses increased by 37.9% from RMB94.0 million in 2018 to RMB129.7 million (US$18.3 million) in 2019, primarily due to (i) an increase of RMB23.0 million (US$3.2 million) in staff cost for technology and development personnel, which was in turn mainly driven by an increase in head count of our technology and development staff, and (ii) an increase of RMB11.5 million (US$1.6 million) in bandwidth and cloud infrastructure costs due to the development and growth of our online services.

General and administrative expenses

Our general and administrative expenses decreased by 65.1% from RMB70.1 million in 2018 to RMB24.4 million (US$3.5 million) in 2019, primarily due to the share-based compensation expense we recognized in 2018. The share-based compensation expense was incurred in connection with a repurchase of unvested share options from our management for a consideration of US$8.0 million (RMB50.3 million) in April 2018.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB60.8 million (US$8.6 million) in 2019, compared to operating loss of RMB149.2 million in 2018.

Changes in fair value of financial instruments

We incurred loss from changes in fair value of convertible debt and equity securities with readily determinable fair value of RMB4.0 million and RMB9.0 million (US$1.3 million) in 2018 and 2019, respectively.

Gain on extinguishment of a convertible debt

We recognized a RMB8.9 million (US$1.3 million) gain on extinguishment of a convertible debt in 2019, resulting from the extinguishment of a convertible debt. We had no such gain in 2018.

Interest income

Interest income primarily represents interest earned on our cash and cash equivalents and term deposits. We had interest income of RMB8.6 million and RMB8.9 million (US$1.3 million) in 2018 and 2019, respectively.

Income tax expense

We recorded nil and RMB0.9 million (US$0.1 million) income tax expense in 2018 and 2019, respectively.

Net loss

As a result of the foregoing, we incurred net loss of RMB52.9 million (US$7.5 million) in 2019, compared to net loss of RMB144.6 million in 2018.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years Ended December 31,			For the three months ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(103,428)	(31,642)	(4,469)	(28,416)	(14,867)	(2,100)
Net cash (used in)/provided by investing activities	(113,172)	285,594	40,334	167,137	(4,656)	(658)
Net cash provided by/(used in) financing activities	166,251	(22,252)	(3,143)	—	(1,539)	(217)
Effect of foreign currency exchange rate changes on cash and cash equivalents	3,407	2,527	357	(395)	2,872	406
Net (decrease)/increase in cash and cash equivalents	(46,942)	234,227	33,079	138,326	(18,190)	(2,569)
Cash and cash equivalents at beginning of the year/period	109,989	63,047	8,904	63,047	297,274	41,983
Cash and cash equivalents at end of the year/period	63,047	297,274	41,983	201,373	279,084	39,414

To date, we have financed our operating and investing activities through cash generated by historical equity financing activities. As of December 31, 2018 and 2019 and March 31, 2020, respectively, our cash and cash equivalents and term deposits were RMB434.8 million, RMB380.3 million (US$53.7 million) and RMB363.4 million (US$51.3 million). Our cash and cash equivalents primarily consist of cash on hand, cash at banks and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. Our term deposits have original maturities of more than 3 months but less than one year.

We entered into a convertible debt agreement to borrow a one-year loan of US$3.0 million with an investor in March 2017. The interest rate for the convertible debt is 5% simple interest per annum, payable at the maturity date. The convertible debt shall be convertible at the option of the investor during the period of loan into 116,640 Series C-2 redeemable convertible preferred shares. The maturity date of this convertible debt was extended to March 8, 2020 in March 2018. On November 20, 2019, we and the investor agreed to terminate the convertible debt agreement, pursuant to which the principal amount of US$3.0 million (equivalent to RMB20.0 million) will be paid in November 2019 and the accrued interest of RMB2.7 million will be paid by the end of the first quarter of 2020. As of the date of this prospectus, the principal amount and accrued interest have been paid in full. The difference in the settlement amount and the carrying amount was recognized as a RMB8.9 million (US$1.3 million) gain on extinguishment of a convertible debt for the year ended December 31, 2019.

We believe that our current cash and cash equivalents and term deposits will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding.

As of March 31, 2020, 93.3% of our cash and cash equivalents were held in China, and 12.7% were denominated in Renminbi. Our term deposits are denominated in U.S. dollars and are deposited at financial institutions in China. Although we consolidate the results of our VIE and its subsidiaries, we only have access to the assets or earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE and its shareholders. See “Corporate History and Structure—Contractual Arrangements with our Consolidated Affiliated Entity and Its Shareholders.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our WFOE, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

A substantial amount of our future revenues are likely to be in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our WFOE is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in the three months ended March 31, 2020 was RMB14.9 million (US$2.1 million), as compared to net loss of RMB7.6 million (US$1.1 million) in the same period. The difference was primarily due to (i) a decrease of RMB5.5 million (US$0.8 million) in accrued expenses and other current liabilities as a result of the payment of various fees, primarily fees for professional services, and (ii) a decrease of RMB2.5 million (US$0.4 million) in deferred revenue, which was primarily due to a decrease of unconsumed virtual currencies. This was partially offset by a decrease of RMB2.7 million (US$0.4 million) in prepayments and other current assets.

Net cash used in operating activities in 2019 was RMB31.6 million (US$4.5 million), as compared to net loss of RMB52.9 million (US$7.5 million) in the same period. The difference was primarily due to (i) an increase of RMB9.0 million (US$1.3 million) in accounts payable as a result of an increase in revenue-sharing costs payable, (ii) changes in fair value of financial instruments of RMB9.0 million (US$1.3 million), (iii) an increase of RMB8.8 million (US$1.2 million) in deferred revenue, mainly including cash received from paying users related to live streaming services and membership services, and (iv) a decrease of RMB7.7 million (US$1.1 million) in accounts receivable, mainly including cash due from advertising customers. This was partially offset by a gain on extinguishment of a convertible debt of RMB9.0 million (US$1.3 million), an increase in prepayments and other current assets of RMB4.7 million (US$0.7 million), mainly attributable to the increase of receivable from third party payment platforms, and a decrease in amount due to a related party of RMB6.9 million (US$1.0 million).

Net cash used in operating activities in 2018 was RMB103.4 million, as compared to net loss of RMB144.6 million in the same period. The difference was primarily due to (i) an increase of RMB28.5 million in accrued expenses and other current liabilities, mainly including advertising and marketing fees payable and accrued payroll and welfare, (ii) an increase of RMB13.2 million in deferred revenue, mainly including cash received from paying users related to live streaming services and membership services, and (iii) an increase of RMB6.6 million in amount due to a related party. This was partially offset by an increase of RMB5.8 million in accounts receivable, and an increase of RMB4.9 million in prepayments ant other assets.

Investing activities

Net cash used in investing activities in the three months ended March 31, 2020 was RMB4.7 million (US$0.7 million), primarily due to payment for acquiring an intangible asset of RMB3.3 million (US$0.5 million) associated with our health-related services and purchase of property and equipment of RMB1.4 million (US$0.2 million).

Net cash provided by investing activities in 2019 was RMB285.6 million (US$40.3 million), primarily due to proceeds from maturity of term deposits of RMB373.5 million (US$52.8 million), partially offset by investment in term deposits of RMB82.0 million (US$11.6 million).

Net cash used in investing activities in 2018 was RMB113.2 million, primarily due to purchase of term deposits of RMB358.3 million, and cash paid for long-term investments of RMB20.6 million primarily to acquire 8.15% equity interest in Mengmei Life Pty. Ltd. to expand our family planning services offerings, partially offset by proceeds from maturity of term deposits of RMB269.2 million.

Financing activities

Net cash used in financing activities in the three months ended March 31, 2020 was RMB1.5 million (US$0.2 million), which is attributable to payments for initial public offering costs.

Net cash used in financing activities in 2019 was RMB22.3 million (US$3.1 million), primary attributable to repayment of a convertible debt of RMB20.0 million (US$2.8 million) and payments for initial public offering costs of RMB2.3 million (US$0.3 million).

Net cash provided by financing activities in 2018 was RMB166.3 million, primarily attributable to proceeds from issuance of convertible preferred shares, partially offset by issuance cost.

Capital expenditures

Our capital expenditures are primarily incurred for acquiring an intangible asset, purchases of office and electronic equipment, as well as leasehold improvements. Our capital expenditures were RMB3.5 million in 2018, RMB5.9 million (US$0.8 million) in 2019 and RMB4.7 million (US$0.7 million) in the three months ended March 31, 2020. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due
	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations(1)	12,391,895	7,634,065	4,757,830	—

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering our offices facilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition – Live Streaming Services

We operate an integrated platform, Blued, consisting of IT infrastructure, mobile applications and our proprietary algorithm, to offer live streaming services to individual viewers as our customers. We engage broadcasters to perform on our platform, which through our proprietary algorithm, helps individual viewers discover among the vast collection of contents on the platform the broadcasters and shows they may be interested in and optimize individual viewers live streaming experience and hence improve the efficiency of monetization.

We evaluate and determine individual viewers as our customers and we are the principal in providing live streaming services to them, and hence report live streaming revenues on a gross basis. Accordingly, the amounts billed to viewers are recorded as revenues and revenue sharing fee paid to broadcasters through talent agencies are recorded as cost of revenues. We control the integrated live streaming services, which is evidenced by our contractual relationship with individual viewers and primary responsibility for fulfilling the promise to provide the live streaming services, including operating the self-developed live streaming platform and maintaining the operation of the platform, engaging broadcasters through talent agencies to perform on our platform, investing in and using our algorithm to optimize individual viewers’ live streaming experience, enabling individual viewers to discover the broadcasters and shows they may be interested in, developing new features in the platform, promoting activities including the general promotion of the platform and the promotion of popular broadcasters and offering the virtual items to viewers to be purchased and used in the platform. Our control is also evidenced by our sole ability to monetize the live streaming services and the level of discretion in establishing pricing. We also have latitude in establishing the amount of compensation that broadcasters and talent agencies receive as a percentage of revenues generated from virtual gift sales. Such percentage is subject to the achievement of broadcasters and talent agencies on KPIs set by us.

Individual viewer can purchase virtual gifts on our platform, and simultaneously present to broadcasters during their live streaming performance to show their support for their favorite broadcasters. We have sole discretion in designing and establishing pricing of virtual gifts. Individual viewer purchases virtual gifts using our virtual currency which is in turn acquired through online third-party payment platforms. Virtual currency is non-refundable and does not have expiration date. It is often consumed soon after it is purchased.

We consider live streaming service as one performance obligation to our customers. The consideration received from individual viewers varies at viewers’ discretion, as they purchase and present variable quantity or value of virtual gifts to broadcasters during a performance. The recognition of such variable consideration is constrained until the amount is known, which is when an individual viewer purchases virtual gifts and simultaneously presents them to broadcasters during their live streaming performance. Accordingly, revenue is recognized when virtual gifts are consumed as they are presented to broadcasters. Unconsumed virtual currency is recorded as deferred revenue.

Share-based compensation

We periodically grant share-based awards, mainly including share options to eligible employees and directors, which are subject to service and performance conditions.

Share-based payment transactions with employees are measured at the grant-date fair value, and are recognized as compensation expense, net of estimated forfeitures, over the vesting period, and when we consider that it is probable that the performance condition will be achieved.

Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of our ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple, forfeiture rate and expected dividend yield.

Fair value of our ordinary shares

We are a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the following purposes:

•

determining the fair value of our ordinary shares at the date of issuance of convertible preferred shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

•	determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value.

•	determining the fair value of our preferred shares as one of the inputs into determining the redemption value of preferred shares at the period end or modification date.

•	determining the fair value of our convertible debt as one of the inputs into determining the fair value in the entirety at the period end or extinguishment date.

Date	Fair Value per Share	Discount Rate	DLOM	Type of Valuation
	(US$)
December 31, 2017	9.38	19.5%	20%	Retrospective

June 30, 2018	12.32	19.0%	20%	Retrospective

September 30, 2018	14.77	18.5%	20%	Retrospective

December 31, 2018	17.92	18.5%	20%	Retrospective

June 25, 2019	31.15	18.0%	15%	Retrospective

November 11, 2019	34.97	18.0%	10%	Contemporaneous

November 20, 2019	34.99	18.0%	10%	Contemporaneous

December 31, 2019	37.10	18.0%	7%	Contemporaneous

March 31, 2020	37.55	18.0%	8%	Contemporaneous

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately—Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preference shares relative to our ordinary shares;

•	the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award, we first determined our equity value, and then allocated the equity value to each element of our capital structure

(convertible debt, convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value among convertible debt, convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value among convertible debt, convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible debt, convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario in light of preparations for our initial public offering.

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

The discount rates of 19.5%, 19.0%, 18.5%, 18.5%, 18.0%, 18.0%, 18.0%, 18.0% and 18.0%, were used for dates as of December 31, 2017, June 30, 2018, September 30, 2018, December 31, 2018, June 25, 2019, November 11, 2019, November 20, 2019, December 31, 2019 and March 31, 2020 respectively. The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

In deriving the weighted average cost of capital used as the discount rates under the income approach, eight publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in the Asia Pacific region, as we mainly operate in China, or are publicly listed companies in the United States, since as we plan to list our shares in the United States.

Discount for lack of marketability, or DLOM. DLOM was quantified by the Finnerty’s Average Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 20% to 7% in the period from 2017 to March 2020.

Fair value of our ordinary shares increased from US$9.38 per share as of December 31, 2017, US$12.32 per share as of June 30, 2018, US$14.77 per share as of September 30, 2018, US$17.92 per share as of December 31, 2018, US$31.15 per share as of June 25, 2019, US$34.97 per share as of November 11, 2019, US$34.99 per share as of November 20, 2019, US$37.10 per share as of December 31, 2019 and US$37.55 per share as of March 31, 2020 primarily due to growth in our business. Our successful completion of Series D, Series D1 and Series D2 rounds of financing in 2017 and 2018 also contributed to the increase in the fair value of our ordinary shares as they provided us with the funding needed for our expansion.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remedy our identified material weakness, we have adopted several measures to improve our internal control over financial reporting, including: (i) hired a financial reporting director who is AICPA-qualified and has extensive U.S. GAAP financial accounting and reporting experience at a big-four international accounting firm and U.S. listed public companies based in China, and an internal control director with extensive experience on construction of enterprise’s internal control systems, (ii) improving the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, and (iii) developing and implementing a full set of U.S. GAAP accounting policies and related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

Holding Company Structure

BlueCity Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE, our VIE and its subsidiaries in China. As a result, BlueCity Holdings Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE, our VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our WFOE in China may allocate a portion of their after-tax profits based on PRC accounting standards to a staff welfare and bonus fund at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.9%, 1.8% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. On August 11, 2018, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2018, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. The Renminbi has recently depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows of China, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents of RMB47.3 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31,

2019 would result in a decrease of US$0.6 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in an increase of US$0.8 million in cash and cash equivalents.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. The information presented in this section have been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China and globally. We refer to this report as the “Frost & Sullivan Report.”

Overview of Global LGBTQ Market

For the purpose of this prospectus, the LGBTQ population refers to the population who identify themselves as part of the LGBTQ community. In 2018, the global LGBTQ population was approximately 450 million, and is expected to grow to 591 million by 2023, representing 7.4% of the total population, compared to 5.9% of the total population in 2018, according to the Frost & Sullivan Report. LGBTQ populations in Asia and North America together represented over 70% of the global LGBTQ population in 2014 and 2018, and are expected to represent over 75% of the global LGBTQ population in 2023.

The growth of the LGBTQ population in absolute numbers and as a percentage of the general population is due to the increasing social acceptance of the LGBTQ population and more openness and willingness of the younger generation to identify themselves as LGBTQ. Over the past decades, society has become increasingly inclusive and friendly to the LGBTQ community. For example, the number of countries where same-sex marriage is legal has increased from one in 2001 to seven in 2009 and to 27 as of August 2019, whereas 162 countries and regions legalized same-sex relationships. The younger generations today tend to more openly embrace their identity than older generations or the same younger generations from earlier periods. According to the Frost & Sullivan Report, in 2018, the age groups of 18 to 24 and 25 to 34 are believed to have the highest percentages of LGBTQ population representation of 8.9% and 8.0% respectively.

According to the Frost and Sullivan Report, the LGBTQ population in general has higher average disposable income than that of the general population. The LGBTQ population also tends to spend more across various categories, such as healthcare, recreation, clothing and footwear, and dining out, compared to the general population.

The increasing number of the LGBTQ population, a higher average disposable income of the LGBTQ population and a higher willingness of the LGBTQ population to spend across various categories have all contributed to the rapid growth of the LGBTQ market. The LGBTQ market is the sum of all consumer expenditures by the LGBTQ population and marketing expenditures towards the LGBTQ population, as defined by the Frost & Sullivan Report. Also as defined by the Frost & Sullivan Report, online LGBTQ market represents the sum of online consumer expenditures by the LGBTQ population and online marketing expenditures towards the LGBTQ population. Driven by (i) increasing adoption of mobile internet, which enables more mass users to access various online products and services, and (ii) development of technology such as location-based services, artificial intelligence, mobile payment, video streaming and cloud infrastructure, which allows customers to enjoy more comprehensive product and service offerings with higher quality, the online LGBTQ market has also grown rapidly.

The market size of the global LGBTQ market was US$3,860.3 billion in 2018 by consumption expenditure and marketing expenditure, and is expected to reach US$5,425.9 billion by 2023, representing a CAGR of 7.0%. The market size of the global online LGBTQ market was US$261.5 billion in 2018, and is expected to reach US$580.4 billion by 2023, representing a CAGR of 17.3%. Within the online LGBTQ market, eCommerce is the largest segment, representing over 70% of the total market size in 2018. Online travel agency, or OTA, online advertisements and pan entertainment are also important sub-segments of the online LGBTQ market, with pan entertainment expected to grow at a faster 2018-2023 CAGR than the other two segments.

Source: Frost & Sullivan Report

Overview of Key Offerings of LGBTQ Platforms

LGBTQ platforms provide products and services to the LGBTQ community including social and entertainment, online health consulting and online pharmacy, and assisted reproductive technology services. According to the Frost & Sullivan Report, as the LGBTQ platforms are still at their early stage of development with majority of the platforms only providing social networking functions, the LGBTQ platforms have much lower usage penetration amongst the LGBTQ people as compared to social and entertainment platforms targeting the general population. The leading LGBTQ platforms are well positioned to address users’ evolving needs throughout their lifetime and capture the significant growth potential of the online LGBTQ market and LGBTQ platforms as these platforms continue to broaden their service offerings and the penetration rate of these platforms continues to increase. Leveraging the large and sticky user base as well as their deep understanding of the LGBTQ community, leading LGBTQ platforms are well positioned to identify the various needs of the LGBTQ community, tailor their products’ features and functionalities accordingly, and broaden their service offerings to accommodate these needs.

LGBTQ Online Social and Entertainment

Online social and entertainment mainly consists of social networking and live-streaming. Key functions of social networking apps include location-based matching, photo and video sharing, instant messaging, voice and video call and status update. These functions enable users to build social connections with other members of the LGBTQ community who share similar interests and backgrounds. Live-streaming apps enable users to watch live entertainment performances by broadcasters or engage and socialize with broadcasters. The LGBTQ live streaming market is still at its early stage of development and therefore has significant room to grow. LGBTQ platforms offering both social networking and live streaming services are better positioned to refer users from the social networking segment to live streaming segment, potentially lowering customer acquisition cost and increasing overall ARPPU.

According to the Frost & Sullivan Report, the LGBTQ online social and entertainment market had a total global revenue of US$2.7 billion in 2018, consisting of revenues from membership fees, advertising revenue and live streaming, and is expected to reach US$6.2 billion in 2023, representing a CAGR of 18.3%. The LGBTQ online social networking market had a total global revenues of US$2.1 billion in 2018, consisting of revenues from membership fees and advertising revenue, and is expected to reach US$3.8 billion in 2023, representing a CAGR of 12.5%. Within the global LGBTQ online social networking market, the total revenues generated in Asia were US$975.1 million in 2018, representing a CAGR of 26.6% since 2014, and is expected to grow to US$2.1 billion in 2023, representing a CAGR of 16.8%. The LGBTQ live streaming market had a total global revenue of US$557.8 million in 2018, consisting of revenues representing a CAGR of 84.7% since 2014 and is expected to reach US$2.4 billion in 2023, representing a CAGR of 34.0%. Within the global LGBTQ online live streaming market, the total revenues generated in Asia contributed 80.4% of the global revenues in 2018. The rapid growth of the LGBTQ online social and entertainment market since 2014 is powered by the growing social needs of the LGBTQ community, more tailored LGBTQ-focused live streaming contents, users’ stronger willingness to pay for quality entertainment contents on the back of consumption upgrade trends, and increasing social acceptance of the LGBTQ community, according to the Frost & Sullivan Report.

Source: Frost & Sullivan Report

Online Health Consulting and Online Pharmacy

For users with health issues, online health consulting and online pharmacy services provide a compelling alternative to traditional hospitals and clinics as they provide users with an enhanced level of privacy. China represents the primary and most relevant market for online health and online pharmacy given its advanced development, according to the Frost & Sullivan Report.

With the increasing penetration rate and growing awareness around health condition of the younger generations as well as growing spending power by the middle-class, the market size of China’s online health consulting and online pharmacy market has grown rapidly over the past few years. According to the Frost & Sullivan Report, China’s online health consulting and online pharmacy market was US$1.2 billion in 2018, representing a CAGR of 39.3% since 2014 and is expected to reach US$3.6 billion by 2023, representing a CAGR of 25.3%.

Source: Frost & Sullivan Report

ART and ART Consulting Services

According to the Frost and Sullivan Report, ART includes artificial insemination, in vitro fertilization (IVF) and other related services. The LGBTQ population, compared to the general population, has stronger needs for ART and related services when considering family planning, according to the same report.

According to the Frost and Sullivan Report, the global ART market was US$24.8 billion in 2018, representing a CAGR of 5.1% since 2014 and is expected to reach US$31.7 billion by 2023, representing a

CAGR of 5.0%. The global ART consulting services market was US$167.4 million in 2018, representing a CAGR of 20.4% since 2014 and is expected to reach US$417.6 million in 2023, representing a CAGR of 20.1% according to the same report. In 2018, 32.3% of the global ART consulting services market is contributed by Chinese customers seeking overseas ART services. This is expected to reach 41.6% by 2023, according to the Frost & Sullivan Report. The growing infertility rate, rising awareness of birth defects, development in technology related to ART and increasing affordability for the services have contributed to the growth of ART and ART consulting services market in the past few years.

Source: Frost & Sullivan Report

LETTER TO INVESTORS

“Gay”—as I typed the word on my computer around 20 years ago, hiding alone in my bedroom, my path ahead was destined to be different.

From one to 49 million

I was laden with agonizing loneliness, helplessness, and fear of the future during my adolescence. I used to think that I was the only person in the world attracted to people of the same gender and that I was sick and needed treatment. That was why, when I found out on the internet that there were other people like me, and that homosexuality was not an illness or disorder, I felt a tremendous sense of relief and excitement. After all, I’m not alone in this world. After all, we are not sick. After all, love is gender blind.

To me, herein lies the power of the internet—it empowers us to elevate ourselves, and to bring warmth to others across all corners of the world living in loneliness, helplessness and fear because of their sexual orientation.

This was how I found my calling to leverage the power of the internet to serve the LGBTQ community. Starting from developing a personal website, I endured continuous and painstaking exploration, experimentation, changes and breakthroughs. When faced with adversity, I reminded myself not to give up, and that the path I chose requires me to be exceptionally strong in mind and willpower. Finally, my dream became a shared vision of our over 400 team members, ushering us to build a leading LGBTQ community in the world with over 49 million registered users spread across over 210 countries and regions around the globe.

We make the world a better place

We are more than just a social network or a live streaming platform. Social interaction, an innate human need, is our point of entry to serve the LGBTQ population. However, we do not stop there; we are excited to leverage this platform to establish connections among people, content and services. We offer our users a safe and secure oasis to satisfy their needs for social networking, information sharing, entertainment, health and wellness, and parenthood that have not been fully addressed by the general commercial environment of the wider society.

We provide our users with full-lifecycle services. We firmly believe that everyone is equally entitled to high-quality, tailored, friendly and discrimination-free commercial services.

We are also more than just a commercial enterprise. Our commercial operation is the gateway through which we engage with the world and a gentle force that propels social progress by eliminating discrimination. We aspire to tell the world our stories—this is an organization dedicated to the LGBTQ community built hand-in-hand by both heterosexual and LGBTQ members, with users across the world of different skin colors and ethnicities who live around us with the same love, sense of equality and yearning for a better life. They might be your colleagues, your friends or your family members.

When people recognize our existence, they recognize the existence of the LGBTQ population. When they witness our dedication and hard work, they will also embrace the positive, sanguine and uplifting community behind us.

We look forward to you standing by us

Our listing is an important milestone in our long journey. Being a public company will encourage us to continue expanding our brand globally, improving our corporate governance and optimizing our products and services for the LGBTQ community.

We embrace those who stand by us and help us grow and develop further. Together we will turn BlueCity into a beautiful rainbow over the capital markets!

Baoli Ma (alias, Geng Le)

Founder, Chairman and Chief Executive Officer

BlueCity Holdings Limited

BUSINESS

The BlueCity Story: From One to 49 million

One Person

Our story started in the year 2000, when our founder, Mr. Baoli Ma, a closeted policeman by the alias “Geng Le,” founded one of China’s first and most influential LGBTQ online forums, Danlan.org. Danlan.org is the predecessor of BlueCity, and Mr. Ma is our number one employee.

Homosexuality was removed from an official list of mental illness in China the next year.

Six Years

After secretly moderating Danlan.org every night for six years by himself, Mr. Ma was joined by a few devoted volunteers in 2006, and they put their hearts and souls into promoting social awareness and connectivity among the LGBTQ community.

For the many years that followed, Danlan.org carried on its public interest gene and made relentless efforts in promoting HIV awareness and prevention.

34 Employees

After resigning from his policeman position in 2011, Mr. Ma was determined to fully devote himself to social awareness activities for the LGBTQ population. BlueCity was officially founded in the same year, with the launch of our mobile app Blued the year after.

BlueCity started out with 34 employees and grew exponentially into a market leader in the increasingly active LGBTQ community and the associated “pink economy.”

49 Million Registered Users

From a one-man operation that started 20 years ago, BlueCity has evolved into a global gateway for the “coming out journey” of the LGBTQ population, encouraging them to be themselves, feel good about themselves, and embrace the community. We celebrate a registered user base of over 49 million on our Blued mobile app as of December 31, 2019. Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020. In particular, we had 6.5 million MAUs in March 2020. For detailed descriptions of the definitions of registered user and average MAUs, see “Prospectus Summary—Conventions that Apply to this Prospectus.”

Don’t blink. The best is yet to come.

A Snapshot of BlueCity Today

We have a large and active user base which primarily consists of LGBTQ persons in China and the rest of Asia, and we provide a full suite of services empowering LGBTQ persons in all aspects of their daily lives. As a central hub of BlueCity’s services and platforms, the Blued mobile app allows our users to connect with each other, express themselves, and access professional health related services and family planning services at their fingertips. With a long history of serving the LGBTQ community, we have an unparalleled understanding of their needs and concerns, and have developed service offerings specifically tailored to meet their lifetime needs:

•	Self-Identity and Sense of Belonging

BlueCity is a spiritual home for LGBTQ people, encouraging them to be themselves, feel good about themselves and embrace the community. This unique position strengthens our user engagement and stickiness.

This develops a self-reinforcing virtuous cycle and helps our community grow stronger over time. According to the Frost & Sullivan Report, Blued was the first point of contact with the LGBTQ community for the majority of our users. In 2019, Blued had an average daily time spent per active user of over 60 minutes and average daily sessions per active user of over 16 times, according to the Frost & Sullivan Report. Blued had an average next-month retention rate of 71.0% in 2019.

•	Social Connection and Interaction

Through Blued, we empower our users in their social life via a variety of location-based and content-based social networking services which facilitate dynamic and engaging interactions among members of our community. Our location-based social networking services cater to the diverse social needs of our users and enable them to conveniently connect with each other and expand relationships from online to offline. Our content-based social networking services seamlessly immerse our users into our large and robust global community and enable them to discover content that is interesting and relevant to them. We also provide a variety of membership services, including subscription-based membership services and pay-per-use functions, to further enhance their social networking experience.

•	Entertainment and Expression

Our platform is a safe and secure oasis for our users to express themselves in a positive, sanguine and uplifting community. Aside from content generated by users in their daily social activities, Blued enables users to live stream a wide variety of content and activities including talent shows, matchmaking shows, game shows, storytelling shows, comedy shows and casual chats between broadcasters and viewers. We have a talented and loyal broadcasters pool and share revenues generated from virtual gift sales with broadcasters through their agencies. We are committed to supporting our broadcasters and attracting new broadcasters to ensure a sustainable supply of high-quality streaming content on our platform.

•	Health and Wellness

Through our health platform He Health, we provide a wide variety of health-related services, primarily including HIV-related services and comprehensive men’s health services. We provide easy access to timely and professional HIV screening and prevention solutions and men’s health solutions, which include a wide variety of test-kits, medication and medical consulting services to be ordered at their fingertips. He Health is currently only available in China.

•	Pursuit of Parenthood

The pursuit of parenthood is a fundamental need and life goal of many members of our community. We offer family planning services through our Bluedbaby platform to Chinese customers, hand-holding them throughout the journey in cooperation with our assisted ART services partners outside of China.

Blued is a world’s leading LGBTQ platform in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are the dominant leader in China. In 2019, we had average MAUs and average DAUs over six and nearly seven times that of the next largest player in China, respectively, according to the Frost & Sullivan Report. Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020. Leveraging our experience in China, we have successfully expanded into a number of overseas markets and established a strong global presence. We are the largest online LGBTQ community in India, Korea, Thailand and Vietnam in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are rapidly expanding into new markets, and have users spanning over 210 countries and regions as of March 31, 2020. Users in countries and regions outside of China represented over 49% of our total MAUs in March 2020. Despite our global footprint, approximately 3.4%, 6.6% and 9.9% of our total revenues for 2018, 2019 and the three months ended March 31, 2020, respectively, were contributed by users outside

China. We are still in the early stage of generating revenue from our users outside China and are continuing to introduce diversified service offerings to cater to their different needs. Currently, Blued is primarily used by homosexual men, while all of our services are available to the LGBTQ population in general.

Leveraging our deep understanding of and broad connections with the LGBTQ community accumulated throughout the years since Danlan.org, we continuously conduct a wide variety of public interest initiatives related to the LGBTQ community primarily through Danlan Public Interest, BlueCity’s public interest arm. Empowered by our platform’s technologies and data traffic and our deep understanding of the LGBTQ community, we believe we were the first in China to introduce the concept of “Internet + HIV prevention” to integrate online and offline HIV prevention efforts in HIV testing, prevention education, academic research and volunteering. We are also committed to continuously promoting diversity and LGBTQ awareness around the world by organizing and participating in a wide variety of social events. For more information on our public interest initiatives, see “—Corporate Social Responsibility—Danlan Public Interest.”

Our Strengths

World’s leading LGBTQ community

As the gateway to the BlueCity’s services and platforms, Blued is a world’s leading LGBTQ platform in terms of average MAUs in 2019, according to the Frost & Sullivan Report. Through Blued we provide users with access to BlueCity’s diverse services that cater to their lifetime needs, including social networking, entertainment, health-related and family planning services. Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020.

Our founder, chairman and CEO, Mr. Baoli Ma, has dedicated himself to serving the LGBTQ community throughout his career. He established BlueCity and subsequently launched Blued in 2012. Since then, we have been relentlessly promoting the healthy growth and development of our community and achieved considerable success through our services tailored for this community. We are the dominant leader in China. In 2019, we had average MAUs and average DAUs over six and nearly seven times that of the next largest player in China, respectively, according to the Frost & Sullivan Report.

We have successfully replicated our business model in China to other markets. We are the largest online LGBTQ community in India, Korea, Thailand and Vietnam in terms of average MAUs in 2019, according to the

Frost & Sullivan Report. We are rapidly expanding into new markets, and have users spanning over 210 countries and regions as of March 31, 2020. Users from countries and regions outside of China represented over 49% of our total MAUs in March 2020.

Strong user engagement and stickiness driven by sense of belonging

Through our deep understanding of the LGBTQ community, we provide a wide range of targeted and tailored features and services, including social networking, entertainment and expression, health-related and family planning services, to meet the day-to-day and lifetime needs of our users. Through our emphasis on user experience, privacy protection and well-being and health, we have captured the hearts and minds of our users. We have cultivated a highly-trusted brand and nurtured a close-knit community and users have a strong sense of belonging towards our community. This strengthens our user engagement and stickiness, which gives us a resilient foundation on which we can refine our offerings, creating a virtuous flywheel.

Our business model is a self-reinforcing flywheel, which is set in motion by our focus on providing the best possible user experience. This drives organic user growth, which generates more data on our users, thus providing valuable feedback to further improve our user experience. Based on this feedback, we also incubate and develop new offerings, which broaden and deepen user engagement, further improving user experience.

In 2019, Blued had an average daily time spent per active user of over 60 minutes and average daily sessions per active user of over 16 times, according to the Frost & Sullivan Report. Blued had an average next-month retention rate of 71.0% in 2019.

Proven capabilities to provide community-centric services

The engagement and stickiness of our close-knit community enable us to identify users’ evolving needs early on, based on which we continuously grow existing and develop new businesses to capture emerging monetization opportunities.

Live Streaming Services

Live streaming is currently our main monetization channel. We provide an open platform for broadcasters to reach a large targeted audience. We developed and operate live streaming to provide an intuitive format for users to engage and socialize, and continually launch innovative and interactive formats, such as one-on-one battle and multi-broadcaster sessions, to facilitate community-driven user stickiness and sustained willingness to pay. We generated ARPPU for live streaming services of approximately RMB1,279 and RMB2,059 in 2018 and 2019, respectively and approximately RMB995 and RMB1,010 in the three months ended March 31, 2019 and 2020, respectively. Following the success of our live streaming services, we launched multiple new businesses, which have shown considerable early success with significant monetization upside.

Social Networking Services

We empower our users in their social lives via a variety of location-based and content-based social networking services. Our mobile app Blued caters to the diverse social needs of our users and enables them to conveniently connect with each other and expand relationships from online to offline. Our AI-driven content-based social services seamlessly immerse our users into our large and robust global community and discover content that is interesting and relevant to them. In June 2018, we began offering our users a variety of membership services to further enhance their social networking experience, including subscription-based membership services and pay-per-use services. We are continuously testing and customizing the subscription options to balance revenue generation and user engagement.

Health-related services

We launched He Health in 2019 to provide the LGBTQ community with tailored health-related services, leveraging our platform’s innovative technologies to synergize with traditional distribution channels. We provide easy access to a wide variety of HIV-related medication and consulting services, drugs and nutritional supplements related to men’s health, in cooperation with our high-quality vendors and partner medical practitioners. Total transaction value facilitated by He Health increased by approximately 150% from April 2019 to March 2020.

Family Planning Services

We launched Bluedbaby in 2017 to provide users with personalized assisted reproduction consultation services, making the pursuit of parenthood a smoother journey for them. We only cooperate with ART services partners that we believe are of high caliber in terms of experience, technology, facility, reputation and service quality.

Stringent privacy and security standards

We highly value the privacy of our users. We continuously strengthen our internal guidelines, procedures and technologies to enhance users’ data privacy and ensure content compliance on our platform, to maintain a safe and healthy online environment.

We offer a wide range of tailored and customizable functions, including, data desensitization, location blurring and data encryption to ensure our users’ data, privacy and safety are protected. Specifically, we adhere to various requirements imposed by various governmental authorities on the safety of servers, network, frameworks, applications and data. We take localized measures to make sure our business operations are in compliance with user privacy policies and regulations in each jurisdiction.

We utilize deep learning to train our algorithms for image recognition, natural language processing (NLP) and sensitive keywords detection, supplemented with manual verification, to rigorously screen content. In addition to employing AI technologies to assist in detecting and prohibiting misusage, we also built multiple reporting channels to uncover and review invasive or illegal uses or content on our platform, such as verbal abuse, discriminatory remarks, fraud and drug-usage. We strictly comply with local laws and take prompt actions in response to non-compliant activities to protect our healthy and positive communal environment and stay compliant.

We believe our efforts ensure the sustainable growth of BlueCity and protect our brand image to provide a safe and healthy online space for our users.

Culture of commitment to corporate social responsibility

We view corporate social responsibility as an important aspect of our culture. We are dedicated to promoting diversity and social recognition of minorities in the broader community, and fostering a positive image for the LGBTQ community.

We are dedicated to tackling social and health issues related to the LGBTQ community. We believe we were the first in China to introduce the concept of “Internet + HIV prevention.” In cooperation with our community partners throughout China, we have amassed a network containing nearly 7,000 testing locations and established 18 express testing centers. From 2017 to 2019, we facilitated over 23,000 free HIV tests in Beijing alone. We have organized and trained more than 300 volunteers who have worked on HIV prevention initiatives since 2012, with an aggregate of over 30,000 dedicated volunteer hours. In addition, we have worked with a wide range of governmental, academia and corporate partners, such as Gilead Sciences, Inc. and Glaxosmithkline

(China) Investment Co., Ltd., to conduct HIV-related research and studies. Since 2018, we have participated in 16 studies and co-published 8 research papers on renowned academic journals. Furthermore, in cooperation with major NGOs and governmental entities related to public health in China and globally, we have regularly organized and sponsored social events to fulfill our corporate social responsibilities and promote HIV prevention and advocate for LGBTQ equality.

We are widely regarded as a pioneer and leader in promoting social awareness and have received numerous awards, including 2019 Innovative Charity Project by Southern Weekly China CSR Annual Forum. We have been widely recognized in the media such as Forbes and China Central Television (CCTV) and by public figures, including government leaders, for our contributions to the LGBTQ community.

Proprietary and tailored technology infrastructure

We have invested significant resources to develop proprietary technologies in fields of data analytics and artificial intelligence to enhance user experience and ensure the sustainable growth of our platform. As of March 31, 2020, we had over 130 employees primarily engaged in technology and development, representing approximately 27% of our total employees.

To provide the best possible user experience, we conduct big data analysis and utilize AI and image recognition technologies to generate profiles of our user base, while strictly adhering to legal requirements related to user privacy protection. This enables us to recommend more personalized content, build more precise social connections among our users and promote more useful business information and services to enhance user experience.

We have a highly-scalable, cloud-based technology infrastructure to ensure the sustainable growth of our platform, efficient localization and appropriate data safeguards.

Visionary founder leading an experienced management team

Our founder, chairman and chief executive officer, Mr. Baoli Ma, is an experienced entrepreneur with a personal mission to promote social equality for and wellbeing of the LGBTQ community. In 2000, he founded “Danlan.org,” one of the most influential LGBTQ platforms in China. He founded BlueCity in 2011. In the next year, he was invited to meet with the then Vice Premier of the PRC as a representative of a non-governmental organization focused on HIV prevention. Mr. Ma’s achievements have been widely recognized by numerous awards. He was awarded the Boldness in Business Awards from Financial Times in 2016 and selected as one of the “Top Global Thinkers” by the U.S. magazine Foreign Policy in 2017.

Our chief financial officer, Mr. Zhiyong (Ben) Li, has 14 years of experience in capital markets and financial accounting. Prior to joining BlueCity, Mr. Li served as the Vice President of Finance at GDS Holdings Ltd. (Nasdaq: GDS) and worked across various finance-related functions for 12 years. Our chief technology officer, Mr. Yuanchen (Calvin) Liu, is one of BlueCity’s earliest employees and has 15 years of experience in renowned technology companies, including Sina Corporation (Nasdaq: SINA) and Baidu, Inc. (Nasdaq: BIDU). Other members of our senior management team have an average of more than nine years of experience in their respective fields of expertise.

Our Strategies

Solidify our leading position in existing markets

We intend to strengthen our leading position in the markets where we currently operate. We aim to continuously acquire users while improving marketing efficiency by launching targeted campaigns, building our brand image, boosting conversion rates and increasing user retention.

We will also aim to further improve products and services and user experience, accumulate insights on evolving user needs and optimize content and social recommendations. We will regularly launch innovative features and functionalities to enhance user experience and sustain user stickiness. For example, we plan to increase the amount of user-generated content on our platform, and establish social groups for users sharing similar interests, among others. Leveraging such strategies, we will continue to re-engage inactive users and acquire new users.

We will further expand into lower-tier cities and towns in our existing markets, many of which have large LGBTQ populations yet limited social product offerings with significant growth potential. We believe that our value proposition is particularly attractive in these markets as a predominant means of social interaction between LGBTQ persons.

In addition, we believe that our positive and healthy brand image will help us gain trust from our users, which will further enhance their engagement with our platform. We plan to further grow our brand and deepen our social responsibility endeavors through participating, organizing or sponsoring LGBTQ health-related academic research, and promote community initiatives related to HIV prevention and treatment education.

Expand into new geographies

We intend to grow our user base in new geographies that have large LGBTQ populations and strong demand for LGBTQ related services. Because our current users have similar social, entertainment and health-related interests across regions, we can leverage our branding, product expertise and user insights to help us scale globally. Our strong presence in India, Korea, Thailand and Vietnam has demonstrated our ability to rapidly and successfully expand into overseas geographies and achieve meaningful scale. In certain markets with differentiated user behaviors and product preferences, we intend to launch new mobile apps under new brands.

Broaden product offerings to serve other sub-groups of the LGBTQ population

We plan to build a portfolio of brands to reach a broader range of users, including those from other sub-groups of the LGBTQ community. We believe a broader product portfolio with customized features and services will enable us to further scale our user base beyond homosexual men and drive further monetization. To implement this strategy, we entered into a letter of intent in June 2020 for a potential equity investment to acquire a leading location-based social networking mobile app targeting the lesbian community.

Leveraging our existing expertise and success in serving the gay community, we are well-positioned to identify the needs of different sub-groups of the LGBTQ population. As other sub-groups of the LGBTQ population have specific social, relationship, entertainment and health-related needs, we endeavor to tailor our products’ features and functionalities accordingly, and broaden our service offerings to accommodate these needs.

Enhance monetization capabilities and further diversify our service offerings

We seek to strengthen our capability to generate revenue from live streaming by optimizing matching of broadcasters and viewers and adopting additional creative ways of virtual gifting. We also plan to curate more premium content and attract more high-quality influencers to our platform, in order to increase viewers’ willingness to pay. We also plan to strategically improve our margin for live streaming business over time.

Furthermore, we plan to deepen our efforts in increasing the number of membership services users and optimizing pricing strategies, and further test this offering in selected overseas markets with localized functionalities and features.

We also plan to further diversify our monetization channels. Our users are an attractive group of targets to advertisers and we will continue to explore additional advertising formats such as branded content, native in-feed ads and influencer marketing whilst ensuring optimal user experience. Furthermore, we may expand our family planning and health-related services into overseas markets in the future.

We believe that physical and mental well-being and the ability to pursue a holistic lifestyle are keys to the happiness of our users. We intend to explore and offer comprehensive lifestyle-related services that cater to the needs of our users in different stages of their life.

Explore strategic investment and acquisition opportunities

In light of evolving technologies, changing user needs and dynamic competitive landscape globally, we consider strategic investments and acquisitions to be an essential part in expanding our geographical coverage and broadening our product and service offerings.

We plan to leverage our leading position and extensive experience in the LGBTQ community to selectively pursue strategic alliances, investments, and acquisitions to complement our current business or expand our reach. We may consider acquiring or partnering with other leading LGBTQ platforms to enter into new regions, serve other sub-groups of the LGBTQ population, and consolidate the industry in order to enhance our leadership position.

Continue to strengthen our technological capabilities

Our technologies are important to our growth, user engagement, monetization capabilities and data security. We will continue to invest in and develop our artificial intelligence technologies, including image recognition, natural language processing, and big data analytics, whilst staying cognizant of how these technologies are regulated and applied in different markets.

We strive to improve our customized recommendations and user profiling capabilities, by optimizing algorithms on the increasing amount of data we amass, which we believe will further enhance user engagement. We will continue to leverage various techniques designed for content monitoring and filtering to ensure our platform adheres to various local laws and regulations. We intend to make additional investments in our infrastructure and attract, train, and retain the talents needed to support our growth globally.

Strengthen our talent base

We will continue to strengthen our talent base for our technology and development, operations, product development, commercialization and marketing functions. In line with our expansion footsteps, we aim to hire talents with relevant operational experience and expertise, local cultural awareness and acute insights of users into the various sub-groups of the LGBTQ community. We aim to build a team of diverse cultures, expertise and backgrounds who share our passion and values. We also will provide our talents with the opportunity to continuously develop their professional skillsets.

Continue to make positive social impact in China and globally

We are committed to promoting diversity, alleviating stigmatization and resisting discrimination. We plan to continue to work with various local and international organizations to advocate for the wellbeing and social recognition of the LGBTQ population. In addition, we recognize the importance of sexual health education for the LGBTQ community and have been a pioneer of promoting awareness of HIV prevention in the markets we serve. We may expand our collaboration to government agencies in other countries in order to amplify our influence globally. We also plan to leverage our knowledge and network to provide education resources, advance HIV-related research and extend HIV testing to other countries and regions with limited health infrastructure. We will remain committed to supporting LGBTQ related public interest initiatives as our footprint continues to expand globally.

Our Business

Our Community

We have a large and active user base which consists of LGBTQ persons primarily in China and the rest of Asia. Currently, Blued is primarily used by homosexual men, while all services are available to the LGBTQ population in general. We mainly grow our user base organically and foster a healthy and uplifting community culture to allow the LGBTQ population to know themselves, be themselves, and celebrate their lives. Blued’s average MAUs grew from 4.1 million in the three months ended March 31, 2018 to 6.0 million in the three months ended March 31, 2020.

Our high-quality services and in-depth understanding of the LGBTQ community have enabled us to rapidly expand our global community. We are the largest online LGBTQ community in India, Korea, Thailand and Vietnam in terms of average MAUs in 2019, according to the Frost & Sullivan Report. We are rapidly expanding into new markets, and have users spanning over 210 countries and regions as of March 31, 2020. Countries and regions outside of China represented over 49% of our total MAUs in March 2020.

In 2019, Blued had an average daily time spent per active user of over 60 minutes and average daily sessions per active user of over 16 times, according to the Frost & Sullivan Report. Blued had an average next month retention rate of 71.0% in 2019.

A Journey with BlueCity

We operate a leading global LGBTQ platform that is deeply rooted in China’s LGBTQ community. As a central hub of BlueCity’s services and platforms, the Blued mobile app allows our users to connect with each other through our social networking services, express themselves through our live streaming services, access professional health related services through He Health at their fingertips. Through Blued, Danlan Public Interest also conducts a variety of public interest activities for our community, including online HIV test booking and HIV prevention education. We also offer family planning services through our Bluedbaby platform.

We currently operate Blued via a domestic version and an international version, which were launched in 2012 and 2015, respectively. The two versions are substantially similar in terms of the social networking and live streaming functions, while we adopted different approaches to user interface design to cater to domestic and international users’ preferences. The international version can be used in a broad range of languages to accommodate our globalized user base. As we are in the early stage of developing our health-related services and family planning services, currently they are accessible only on the domestic version of Blued.

Social Networking Services

Location-Based Social Networking

We offer a variety of location-based features that cater to the diverse social needs of our users and enable them to conveniently connect with each other and expand relationships from online to offline. Users can contact each other via messaging or other communication tools on our platform, and follow other users’ accounts in order to receive real-time notifications on their status updates.

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Nearby and Online. The “Nearby” feature shows a list of nearby users ordered by proximity, and the “Online” feature shows a list of online users ordered by log-in time. Both features enable users to view users’ pictures, proximity, last log-in time, and other profile information.

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Buzz. The “Buzz” feature enables users to post their status updates and view, comment on and repost other users’ status updates, in the forms of text, image and short video. This allows users to share their experience and interests with each other.

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Filter. Users may filter the lists of nearby or online users by a variety of detailed criteria to cater to their personal preferences, including age, relationship status, height and weight. We further empower our membership services users to filter nearby users by verified user status, membership status, distance and last log-in time.

Content-Based Social Networking

Leveraging our strong data analytics capabilities and AI-driven technologies, our content-based social features allow users to discover content that is interesting and relevant to them and build connections with other users in our robust global community. The “Square” feature of Blued presents a selected feed of high-quality posts made by users of the general community that is updated on a real-time basis. Under “Community” feature, users could join communities based on their common interests and background and have themed social interactions online.

Private Messaging

Our social networking services are supported by instant messaging function, which enables users to communicate with each other using various forms of messages including text, our self-designed emojis “gaymojis,” voice recordings, pictures and video messages, as well as real-time communication through audio and video chat functions.

Live Streaming Services

Our application enables viewers to enjoy a wide variety of content and interactive activities including talent shows, matchmaking shows, game shows, storytelling shows, comedy shows and casual chats between broadcasters and viewers, facilitating dynamic and engaging interactions among members of our community. In addition to solo-broadcaster live streaming sessions, we also enable our broadcasters to collaborate with each other to conduct one-on-one battle and multi-broadcaster sessions. Leveraging our artificial intelligent algorithm, we are able to efficiently recommend to viewers live streaming content and broadcasters that they might find interesting.

We offer a wide range of interesting and interactive features such as customized filters, virtual gifts, and special visual effects. Viewers of live streams may interact with broadcasters by posting bullet feeds that can be seen by other viewers or by sending virtual gifts purchased with beans, our platform’s virtual currency. We enable viewers to discover live streaming channels by different categories and view channels of the broadcasters they have followed. Users may apply to become a broadcaster through our required verification processes directly on the mobile app.

Health-related Services

Through the He Health platform, we provide a wide variety of health-related services primarily including (1) HIV-related services and (2) comprehensive men’s health services. Our users can access He Health from Blued.

HIV-related services

We provide easy access to timely and professional HIV screening, pre-exposure prophylaxis (“PrEP”) and post-exposure prophylaxis (“PEP”) solutions. We enable our users to select and order from a comprehensive array of advanced self-test kits and PrEP and PEP medications to be delivered directly to their doorstep, or to be picked up at a pharmacy in our partner network covering 37 major cities in China. We have a customer service team dedicated to providing basic guidance for our users on the use of the medications and kits. For users in need of medical advice regarding their PrEP and PEP plans, we provide online referrals to HIV specialists from recommended hospitals in China who provide follow-up and one-on-one consultation services.

In addition, as an important initiative of our Danlan Public Interest, we enable our users to search for HIV testing locations in China and make appointments directly via Blued. In cooperation with our community partners throughout China, we have amassed a network of nearly 7,000 testing locations and established 18 express testing centers. We also educate and engage our users by running a forum through He Health, on which we regularly post feature articles and organize “Q&A” threads related to HIV prevention. For more information on our public interest initiatives, see “—Corporate Social Responsibility—Danlan Public Interest.”

Comprehensive Men’s Health Services

Helping our users enjoy a healthier life is a top priority of our platform. In partnership with a major online pharmacy in China, He Health provides access to a wide variety of OTC drugs and nutritional supplements related to men’s health. Our users can submit purchase requests, upload relevant medical information and place orders through He Health to efficiently obtain the drugs or supplements they need. We also provide online referrals to users to specialists from top hospitals in China to provide one-on-one consultation services on various men’s health issues. In addition, we provide a selected collection of skincare, lifestyle and sexual wellness products on He Health in cooperation with reputable vendors.

Family Planning Services

The pursuit of parenthood is a fundamental need and life goal of many members of our community. We are dedicated to helping them throughout the journey via Bluedbaby family planning services. In addition to the LGBTQ community, our family planning services are also available to all people who are in need of the service. After our users reviewed the comprehensive information about our services and contacted us online, we would set up meetings with them for further engagement.

We recommend to our users a customized ART services plan according to their needs and budget. We hand-hold customers through in-depth services provided by third-party ART service providers overseas. Such consulting and administrative services include ongoing facilitation in physical checks, remote conference with global experts, visa application support and logistics arrangements for overseas travel. We maintain rigorous standards in selecting ART services partners with our customers, and carefully consider criteria such as relevant experience, technology, facility, reputation and service quality.

Our Monetization Model

We generate revenue primarily through (1) live streaming services, (2) membership services, (3) advertising services, and (4) other services.

Live Streaming Services

We derive a substantial portion of our revenues from live streaming, primarily through sale of virtual gifts that viewers purchase for the broadcasters. We officially launched our live streaming services in 2016.

Virtual Gifts

We offer a wide variety of innovative virtual gift items to our users, including decorations and other consumable special effects, which they can give to broadcasters to show their appreciation, thereby converting them to paying users. Users are able to purchase virtual gifts on our platform using beans, which in turn can be purchased via embedded payment systems. Beans are non-refundable and may not be converted back to cash or be transferred between users. The RMB equivalent pricing of virtual gifts range approximately from less than RMB1 to RMB8,500. We continuously offer new virtual items related to trendy events and pop culture trends to incentivize purchases and increase sales.

Broadcasters Engagement

We have a large pool of robust, talented and loyal broadcasters on our platform, and share a certain percentage of revenue generated from virtual gift sales with talent agencies that represent these broadcasters. Talent agencies recruit, train and manage broadcasters on our platform. We are committed to supporting the development of our broadcasters and attracting new broadcasters to ensure a sustainable supply of high-quality streaming content on our platform. For broadcasters who join us without a talent agency, we refer them to a third-party talent agency for better management and development. We require talent agencies and their broadcasters to comply with our platform’s polices. We promote our broadcaster’s profile and increase their popularity in a number of ways, such as designating eye-catching “agency-signed broadcaster” or, for certain highly popular agency-signed broadcasters, “official broadcaster” labels to their profile and recommending their channels on the homepage and during special online events. We also continuously encourage our users to become a broadcaster by holding various promotional campaigns to encourage our users to express themselves and showcase their talent.

Membership Services

To satisfy our users’ social networking needs and improve their user experience, we provide membership services comprising a wide variety of additional social features and functions that users pay to use mainly in the forms of (1) subscription-based membership services and (2) pay-per-use enhancement functions.

We launched our membership services in June 2018 on the domestic version of Blued. We started to implement a comparable membership service system on the international version in November 2019 with certain offerings differentiated for the international markets.

Subscription-based Membership Services

We provide enhanced and additional services to users who subscribe to our membership program by paying membership fees. The domestic version is currently divided into two tiers, VIP and Blued X. Membership services for all members include displaying a membership logo on their profile, ability to hide distance and last log-in time from other users, personalized homepage, advanced filters, personalized chat window background, higher limits on the maximum number of blacklisted users, and other special features unavailable to non-members. Additional services unlocked for our Blued X include the ability to hide log-in status blocking in-app advertisements, follow other users, and view messages received from other users without giving them notice. For users with more specific social networking needs, we currently provide attractive service packages, on our domestic version, that our users can purchase to enjoy for a one-month period that contain certain enhanced privacy and promotional functions.

Pay-Per-Use Services

We also empower our users to better promote themselves and raise their profile through advanced enhancement functions on a pay-per-service basis, currently including “Promote” and “Spotlight” which are only available on the domestic version. “Promote” promotes a single post that the paying user created by widely pushing the post to other users and thus increasing the likelihood of other users viewing the post for several hours. The paying user can either rely on our intelligent matchmaking algorithm to recommend the post to other users that he might be interested in attracting, or directly target a specific user type by applying a number of filters. After purchasing “Spotlight” service, our platform recommends the paying user to the nearby users for a short period of time, significantly increasing the likelihood of other users visiting or messaging the paying user.

Advertising Services

We have an experienced advertising sales team consisting of professionals with extensive experience in the internet advertising industry in China and with deep insights on our brand values. Our brand conveys the key values of diversity, wellness and positivity. We offer a variety of advertising services via Blued without compromising user experience, primarily including (1) display advertising placement on the full screen that appears before the application is loaded, banners on the location-based social homepage, banners on recent visitors page and banners on the user profile page and (2) native advertising placement on the location-based social homepage and recent visitors page. Our advertisers consist of a variety of brands attracted by our platform and user base, including major e-commerce platforms, fast moving consumer goods, cosmetic and beauty products and health products providers in China. As of the date of the prospectus, we provide advertising services primarily on the domestic version of Blued.

Others

Through Bluedbaby which we launched in July 2017, we collect consulting service fees from customers of our family planning services.

Through He Health, we generated revenue primarily from consultation services bundled with the HIV-related screening kits, medications and drugs in solution packages. He Health, launched in March 2019, is currently available only in China.

Content Monitoring and Prevention of Minor Usage

We are committed to complying with relevant laws and regulations on online content. We have invested significant resources in developing advanced content monitoring technologies, policies and procedures. We have a dedicated team, which consists of approximately 25% of our employees, to review and handle content on our platform for compliance with applicable laws and regulations.

We maintain content management and review procedures to monitor short-form videos, online chatting rooms, user profiles and news feed, and other content on our platform to promptly identify content that may be deemed inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. We have an automated AI-enabled screening mechanism that serves as the first layer of defense in our content review system. This system, incorporating AI technologies provided by third-party service providers, automatically flags and screens out content that involves inappropriate or illegal audio, video, comments or texts. Once the content is processed by the automated screening mechanism, our system then extracts the selected suspicious content and sends to our manual content monitoring team, our second layer of defense, for further review. The content is subject to manual re-assessment, our third layer of defense.

Due to the real time nature of live streaming, we deploy concurrent manual and machine monitoring regarding image content to comply with applicable laws and regulations. Our AI-enabled screening mechanism constantly analyzes the live video feed and flags doubtful content to our content monitoring team for further handling. In addition, we rolled out a report button for all users watching the live streaming so that the content monitoring team may re-examine the one-minute video clip around the point when report button is pressed. When any inappropriate or illegal content is identified, we promptly remove the content. Further actions may also be taken to hold relevant users accountable.

We strictly limit people under the lawful age to use our platform, which is expressly and repeatedly stated in our user terms and conditions, new-user registration page, welcoming screen, home page banner, and chatting interface. Each newly registered user in China is subject to a manual review process as a measure to prevent minor usage. We also generally require broadcasters to submit their bank information, and valid identifications before initiating any live streaming activities. We actively encourage users to report minor users. Once a user is determined to be under age, the relevant account will be identified and blocked by our platform.

Data Security and Cyber Security Compliance

We are committed to protecting information of all users on our platform. We collect personal information and data only with users’ prior consent. We encrypt confidential personal information we gather from our platform. We strictly control and manage the use of data within our various teams and retain access record. To further ensure data security and avoid data leakage, we have established internal protocols under which we grant classified access to confidential personal data to limited employees with strictly defined and layered access authority through internal application programming interface (API).

We have a security team of engineers and technicians dedicated to protecting the security of our platform and complying with applicable cyber security laws and regulations in the regions where we operate. Our back-end security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We back up our user and certain other critical forms of data on a daily basis in separate and various secured data back-up systems operated by cloud providers to minimize the risk of data lost. Our infrastructure and cloud-based data security system has passed ISO 27001 and GB 17859-1999 Level 3 standards. We are in the process of validating our systems under the highest security level under the national cyber security standard.

Our Technology

We have a team of over 130 experienced technology professionals who are based in China as of March 31, 2020. Our major technology and development teams include those focusing on mobile, front end, big data, artificial intelligence, quality control and infrastructure. Among our technology and development personnel, above 80% hold undergraduate degrees or above, and above 10% hold graduate degrees.

Big Data

We build big data analysis framework on our platform to improve operating efficiencies and user satisfaction. The data we collect include user behavior, profiles, channels, subscription history, and live streaming statistics and key words in posts. The collected data are processed to remove identifying information, transformed, and stored on our big data clusters. We leverage big data analytics and artificial intelligence technologies to enhance the accuracy of user behavior predictions and user profiling and optimize our operation, targeted content and user experience. Internal operational teams may also gain insights with visual representation from sampled data to track their performances.

The seamless collaboration between our technology and operational teams, together with our big data analytics capability have resulted in improved operational efficiency for our company. Our data engineers are involved in all critical operational areas, such as content recommendation, live streaming monitoring, and ads algorithms. They have thorough understanding of the computational needs from different operational teams, and are therefore capable of providing technological support to address diversified needs in operating our platform.

Artificial Intelligence

We believe we are in a unique position to capitalize on the use of artificial intelligence technologies, including computer vision, machine learning, and natural language processing, to provide personalized user experience on our platform. Notable artificial intelligence products include:

User Matching and Content Recommendation

We utilize artificial intelligence and machine learning technologies to empower our ranking and recommendation system to increase the exposure of certain live streaming contents. We also plan to deploy a more personalized ranking system to provide more precise social matching services based on user profiles and preferences.

Real-time Monitoring

We have incorporated various artificial intelligence technologies from third-party service providers, including image and video recognition, natural language processing, voice recognition, and text filters. Combining artificial intelligence with manual verification, we constantly monitor user-generated contents, such as live streaming, chatting room interaction and discussion.

Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operation efficiency. We currently rely on UCloud and Qiniu for all of our computing, storage, bandwidth, content delivery network, and other services both in and outside of China. We currently rely on Akamai for content delivery network outside of China. Data related to users in and outside of China are strictly stored on servers in and outside of China, respectively. This ensures the instant expansion and robustness of our services at peak times. We currently support simultaneous hosting of hundreds and thousands of live streaming and simultaneous streaming services for millions of users. See “Risk Factors—Risks Related to Our Business and Industry—Our business depends on our ability to maintain and scale our technology infrastructure. Any service disruption in our service could damage our reputation, result in a potential loss of users and decrease in user engagement, and seriously harm our business.”

Marketing and Brand Promotion

Our brand values are diversity, healthiness and positivity. We believe that our high-quality products and services lead to strong word-of-mouth referrals, which drives customer awareness of our brand. Our market position benefits significantly from our large and robust user base and our strong brand recognition. Leveraging our in-depth understanding of our users, we adopt a variety of online and offline marketing and promotional activities, including advertising placements through major social networks and search engines, promotional campaigns on app stores, key opinion leader marketing, sponsorship of LGBTQ events, local user groups gatherings and entertainment and user feedback sessions. In addition, our long-standing dedication to public interest initiatives related to the health and recognition of the LGBTQ community is also conducive to building and promoting our brand. To assist with our overseas marketing and promotional activities, we also engage marketing service providers with in-depth local knowledge in a number of countries and regions outside of China.

Customer Service

Providing superior customer service is our top priority. We have established customer service centers based in China. Our users may submit inquiries, feedback or complaints about the use of our products and services by sending messages via online chat or emails at any time. Upon receipt of complaints or inquiries, our customer service team will promptly conduct investigations and provide users with explanations and solutions accordingly.

For our health-related services, we have a customer service team dedicated to providing guidance to our users on various issues, including use of the products, explanation of test results, and referral to HIV or men’s health specialists.

We have not received any complaints from our users that resulted in a material adverse impact on our business.

Corporate Social Responsibility

Danlan Public Interest

Leveraging our deep understanding of and broad connections with the LGBTQ community accumulated throughout the years since Danlan.org, we continuously conduct a wide variety of public interest initiatives related to the LGBTQ community primarily through Danlan Public Interest, BlueCity’s public interest arm. Empowered by our platform’s technologies and data traffic, we believe we were the first in China to introduce the concept of “Internet + HIV prevention” to integrate online and offline HIV prevention efforts. We promoted our “Internet + HIV prevention” practices and experience at the 2016 International AIDS Conference. We are also committed to continuously promoting diversity and LGBTQ awareness around the world by organizing and participating in a wide variety of social events. Examples of Danlan Public Interest’s initiatives include the following:

HIV Express Testing. We empower our users to search for HIV testing locations in China and make appointments directly via Blued. In cooperation with our community partners throughout China, we have amassed a network containing nearly 7,000 testing locations and established 18 express testing centers covering most major cities throughout China. Our first testing center was established in Beijing in 2012. From 2017 to 2019, we facilitated over 23,000 free offline HIV tests in Beijing alone.

HIV Education. We committed a portion of Blued platform resources to HIV prevention education. We recommend and promote HIV prevention education materials through our advertising spots, messaging system and He Health’s educational forum. We also cooperate with HIV specialists to produce educational programs distributed in the forms of short video posts and live streaming sessions organized by our Blued official account.

HIV Research. We are a natural partner for HIV research. Leveraging our platform’s technological advantages and our large LGBTQ user base, we are able to empower researchers in various aspects of HIV research, including size estimation of LGBTQ population, recruitment of research subjects, assessment of risks and intervention strategies and large-scale survey for feedback on prevention measures. We have worked with a wide range of governmental, academia and corporate partners, including Gilead Sciences, Inc. and Glaxosmithkline (China) Investment Co., Ltd., to conduct HIV-related research and studies. Since 2018, we have participated in 16 studies and co-published 8 research papers on renowned academic journals.

HIV Prevention Volunteers. Effective HIV prevention also needs dedicated community efforts offline. We have organized and trained more than 300 volunteers who have worked on HIV testing and prevention initiatives since 2012, with an aggregate of over 30,000 dedicated volunteer hours. We have implemented a standardized program to regularly interview, recruit and train our volunteers and test and evaluate their HIV-related knowledge and service quality.

Funding for HIV Prevention. We also work with prominent community partners to provide funding to HIV programs from time to time. For example, in August 2019, in cooperation with Chinese Foundation for Prevention of STD and HIV we established and provided the initial funding for “Danlan Public Interest Fund.” Through the fund, we intend to further gather support from other community partners and HIV-related organizations to strengthen support for HIV prevention efforts among youth.

Other Social Responsibility and Sustainability Initiatives

We are committed to serving our community by continuously improving our social responsibility and sustainability performance. In addition to the HIV-related initiatives currently implemented by Danlan Public Interest, we are committed to operating as a strong corporate citizen across many other areas of our business. Among other things, we review and disclose our corporate social responsibility performance on an annual basis. In reference to the United Nations’ Sustainable Development Goals, we have identified certain key areas for a corporation like us to focus on, including operational compliance, user data and privacy protection, community care, product innovation, user experience and customer service, employee health and safety and employee diversity and equality. Examples of some of the activities include the following:

Diversity and LGBTQ Inclusion. We are a firm believer in equality and diversity, and in promoting an open and inclusive corporate culture within our company. We also constantly participate in a wide range of activities to promote diversity and LGBTQ inclusion. We routinely organize seminars and gatherings to conduct dialogues with LGBTQ members on their life issues and help provide guidance to them. We also organize LGBTQ social events in cooperation with NGOs, media, and corporate partners with the aim of using our influence to foster a more LGBTQ friendly environment. In 2015, we sponsored a group wedding ceremony of seven Chinese same-sex couples officiated in the U.S., in cooperation with our corporate and NGO partners.

Operational Compliance. We continuously optimize our ability to effectively manage and control our internal systems and processes. We have established various channels to gather external information from our stakeholders, such as our users, suppliers and partners, as well as standardized procedures for internal communications and feedback between each level of our operations. We have also established comprehensive internal policies and procedures to monitor, report and prevent fraudulent and corruptive conduct to improve our operational compliance and promote an ethical and transparent culture.

Talent Development. Talent development is fundamental to our sustainable growth. Our new employee training features a “Rainbow Boat” program, through which we provide comprehensive training tailored to new employees’ personal goals to help them effectively and holistically align themselves with our corporate culture. We also provide various interactive training programs to develop our employees’ professional skills and capabilities, including “Knowledge and Innovation Sharing Sessions” in which we teach them innovative skills and ideas to help them better develop our businesses as well as their own career.

Employee Health. We are committed to improving employees’ physical and mental health. We provide a healthy workplace that offers resources to actively support a healthy lifestyle, such as office gym, ergonomic office supplies and baby care rooms. We also provide our employees access to health check programs and regularly organize recreational activities.

Competition

We currently compete in various intensely competitive industries, primarily including the global online LGBTQ social and entertainment industry, PRC online health services industry and assisted reproductive technology and related consulting industry.

We anticipate that these industries will continue to evolve and experience rapid technological change, evolving industry trends, shifting customer demands, and frequent innovation. We will endeavor to continually innovate to remain competitive.

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, patents and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of March 31, 2020, we had more than 210 registered trademarks in China and globally including the logo of our Blued application; 1 patent in China; 15 software copyrights in China; and more than 210 domain names.

We rigorously control access to our proprietary technology and information and maintain internal channels for report of intellectual property rights infringements. There can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or claiming they have not infringed our intellectual property rights. See “Risk Factors—Risks Related to Our Business and Our Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

Employees

As of December 31, 2018, December 31, 2019 and March 31, 2020, we had a total of 351, 491 and 488 full-time employees, respectively. As of March 31, 2020, substantially all of our employees were based in China. The following table sets forth the number of our employees as of March 31, 2020 by function:

	As of March 31, 2020
	Number	%
Functions:
Technology and development	131	27
Content monitoring	120	25
Sales and marketing	106	22
Customer services and operations	89	18
General and administration	42	8

Total	488	100

Our success depends on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

We enter into standard labor contracts and confidentiality agreements with our employees. We typically enter into non-compete agreements with our senior management and technology and development related employees. Under the non-compete agreements, the non-compete restricted period typically expires six months after the termination of employment and we shall compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period, subject to certain conditions.

As required by regulations in China, we participate in various government statutory employee benefit plans. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

Properties

As of March 31, 2019, we leased an aggregate gross floor area of properties totaling approximately 5,106 square meters, including approximately 3,439 square meters in Beijing, China for our principal office in China and approximately 1,587 square meters in other regions of China, and approximately 80 square meters outside of China.

We believe that our existing facilities are generally adequate in meeting our current needs, but we may seek additional space as needed to accommodate future growth.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance, digital business and data protection insurance, business interruption insurance and directors and officers liability insurance. We provide social security insurance for our employees as required by PRC law. We do not have product liability insurance or key-man life insurance.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our Business and Our Industry—Our business is subject to complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

REGULATION

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by MOFCOM and NDRC. On June 28, 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment (2017 Revision), or the Catalogue, effective on July 28, 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. On June 28, 2018, NDRC and MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version), or the 2018 Negative List, effective on July 28, 2018. The special administrative measures for foreign investment access (negative list for foreign investment access) specified in the Catalogue are repealed simultaneously, while the catalogue of encouraged industries for foreign investment is still valid. The Negative List and the Industry Guidelines on Encouraged Foreign Investment (2019 Version), or the Encouraged Catalogue, are both promulgated by the NDRC and MOFCOM on June 30, 2019 and became effective on July 30, 2019. The 2018 Negative List is repealed simultaneously by the 2019 Negative List, and the “Industry Guidelines on Encouraged Foreign Investment” in the Catalogue is repealed simultaneously by the Encouraged Catalogue. Therefore, the 2019 Negative List enumerates restricted industries and prohibited industries in relation to the foreign investment, the Encouraged Catalogue enumerates encouraged industries in relation to the foreign investment. Industries neither listed in the 2019 Negative List nor listed in the Encouraged Catalogue are generally deemed to be in the “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the 2019 Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communication, store-and-forward, and call center) and Internet audio-video program service and Internet culture operation (except for music) fall within the 2019 Negative List.

On October 8, 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, most recently amended on June 29, 2018 and took effect on June 30, 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, provided that such establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprises matters involve the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. On December 30, 2019, MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, or the Measures for Information Reporting, which became effective on January 1, 2020. The FIE Record-filing Interim Measures was repealed simultaneously by the Measures for Information Reporting. Pursuant to the Measures for Information Reporting, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to competent commerce departments. The establishments and changes of foreign-invested enterprises are subject to information reporting procedures through Enterprise Registration System and National Enterprise Credit Information Publicity System.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council of the People’s Republic of China, or the State Council on December 11, 2001 and most recently amended on February 6, 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%.

Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. The Ministry of Information Industry, or the MII (which is the predecessor of MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, on July 13, 2006. The MIIT Circular reiterates the regulations on foreign investment in telecommunications businesses, which requires foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our value-added telecommunications business, Internet audio-video program service and Internet culture operation in China.

Foreign Investment Law

On March 15, 2019, the standing committee of the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of old rules regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “Foreign Invested Enterprises”, or “FIEs”, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Rules to the Foreign Investment Law further clarifies that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening. Competent investment department and commerce department of the State Council shall be responsible for proposing the Negative List for the State Council’s approval. The Negative List will be promulgated by the State Council or its investment department and commerce department, and will be amended in accordance with the social development and the wide-ranging opening up.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

Regulations Relating to Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as recently amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016 (as amended on June 6, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT, or its provincial branches prior to the commencement of such services.

The FITE Regulations regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are generally prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provisions of Internet content. In addition, foreign investors are required to have sufficient experience operating value-added telecommunications business when applying for the MIIT’s value-added telecommunications business operation license.

The MIIT Circular, which provides that (a) foreign investors can only operate a telecommunications business in China through telecommunications enterprises with a valid telecommunications business operation license; (b) domestic license holders may not rent, transfer or sell telecommunications business operation licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish a relevant information safety system and set up emergency plans to ensure network and information safety.

Regulations Relating to Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulates provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refer to provisions of information through the Internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. In addition, according to relevant PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.

Additionally, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the governmental authorities. Any provider’s violation of these prohibitions, in serious cases, will lead to revocation of its ICP License and shutdown of its Internet systems.

Regulations Relating to Real-Name Registration System

Pursuant to the Regulations for the Administration of Online Live-Streaming Services, or Internet Live-Streaming Services Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on November 4, 2016, which came into effect on December 1, 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as through their mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016 and in effect as of January 1, 2017, live streaming service providers should require streamers on a live streaming platform to make real-name registration.

On August 1, 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the NRTA, and the CAC jointly promulgated the Notice on Strengthening the Administration of Online Live Streaming Service, or the Online Living Streaming Service Notice. Effective on the same day, the Online Living Streaming Service Notice provides that online live streaming services providers shall implement the user real name system as required, strengthen the administration of broadcasters, establish a broadcaster blacklist system, and improve the system for monitoring and examining the content of live streaming services and the measures for dealing with illegal and harmful content.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile applications, or the APPs and the Internet application store, or the APP store, are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016.

Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content.

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Private Capital into the Cultural Industry, according to which private capital was prohibited from engaging in the business of online transmission of audio-visual programs. On July 6, 2005, five PRC governmental authorities, including the Ministry of Culture, or the MOC (which is the predecessor of the Ministry of Culture and Tourism, or the MCT), the State Administration of Radio Film and Television, or the SARFT (which is currently as the National Radio and Television Administration, or the NRTA), the General Administration of Press and Publication, or the GAPP, the NDRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. On December 20, 2007, the SARFT and the MII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Provisions, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015. Under these provisions, foreign investors are prohibited from engaging in the business of distributing audio-visual programs through Internet.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that Internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio-Visual Provisions are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the three months prior to the promulgation of the Audio-Visual Provisions. Further, on March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet

Audio-Visual Programs, which reiterates the pre-approval requirements for the audio- visual programs transmitted through the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as amended on March 10, 2017, which classified Internet audio-visual program services into four categories.

In March 2018, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (which is the predecessor of NRTA), issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization, (iii) not transmit re-edited programs, which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of the NRTA shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

In January 2019, the CNSA issued the Regulations on Administration of Network Short Video Platforms, which requires network platforms to obtain the License for Online Transmission of Audio-visual Programs and relevant qualifications to provide short video services, and to strictly operate within the scope of such license. The network short video platform is required to establish a chief-editor content management and responsibility system, and all contents of a short video, including but not limited to its title, description, bullet-chats and comments shall be reviewed in advance before the content is broadcasted. Furthermore, the content reviewer is expected to have high political awareness and professionality. These content reviewers shall be trained by the provincial or higher level radio and television management departments, and the number of content reviewers shall be sufficient considering the number of short videos uploaded and broadcasted on the platform. Furthermore, the number of content reviewers a platform is required to host should in principle be more than one one-thousandth of the number of short videos newly broadcasted on the platform per day.

In January 2019, the CNSA issued the Censoring Criteria for Network Short Video Content, which set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and other illegal or immoral content.

In March 2019, the NRTA promulgated the Provisions on the Administration of Programs for Minors, which requires the internet audio-visual program service providers to establish special channels to stream programs for minors at conspicuous places in a conspicuous manner. Internet audio-visual program services providers shall censor programs for minors prior to the broadcasting according to relevant provisions; and for the live-streaming programs, the internet audio-visual program services providers should take necessary technical measures such as delayed live-streaming or substitutions with alternative programs to ensure that the live-streaming will not contain any content prohibited by this Regulation, such as violence and terrorism. Internet audio-visual program services providers shall assign special personnel with minors protection working experience or education background to take in charge of the pre-broadcasting censorship. These service providers are also required to establish evaluation committees to review the programs for minors periodically, and to submit a written report annually about the protection of minors to the NRTA local branch. If a network user uploads programs containing the image and information of a minor without the consent of the minor’s statutory guardian(s), then the statutory guardian(s) of the minor are entitled to notify the internet audio-visual program services provider to take necessary measures such as deleting, blocking and disconnecting the link, and the internet audio-visual program services provider should take relevant measures timely upon the receipt of the notice and after the confirmation of the identity.

On November 18, 2019, the CAC, the MCT and the NRTA, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective on January 1, 2020, which provides that online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. The Provisions further set out requirements for utilization of new applications driven by new technology (such as deep learning and virtual reality) to produce, publish and disseminate audio-visual information, for example, audio-visual information service providers are required to conduct safety evaluation, identify and label fraudulent audio-visual information, and to defeat rumors, false news and content violating user agreements.

Regulations Relating to Live Streaming Service

The Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs, or the Notice of Streaming Service promulgated by SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, the audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events. An Internet live-streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the live streaming program and keep the records for at least 60 days to fulfill the inspections requirements from the competent administrative authorities.

According to the Internet Live-Streaming Services Provisions, an Internet live streaming service provider shall (a) establish a live streaming content review platform; (b) conduct authentication registration of Internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with Internet live-streaming services user to specify both parties’ rights and obligations.

According to the Online Living Streaming Service Notice, online live streaming service providers shall fulfill the website ICP filing formalities with the competent government authorities. Online live streaming services providers involved in the operation of telecommunications services and Internet-based news information, online performances, live broadcast of internet audio-visual programs and other services shall apply to the relevant departments respectively for obtaining licenses for the operation of telecommunications services, Internet-based news information services, network cultural operations, and dissemination of audio-visual programs through information networks and shall complete record-filing formalities with the local public security authorities in accordance with the relevant regulations within 30 days of their live streaming services being launched. Online live streaming services providers shall carry out their business in strict accordance with the licensed scope, and shall not use live streaming services to produce, copy, release, or disseminate information and content prohibited by laws and regulations.

Regulations Relating to Online Cultural Activities

The MOC promulgated the Provisional Measures on Administration of Internet Culture on February 17, 2011, which took effect on April 1, 2011 and was recently amended in December 15, 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the MOC on March 18, 2011, which apply to entities that engage in activities related to “online cultural products”. “Online cultural products” are classified as cultural products developed, published and disseminated through the Internet which mainly include: (i) online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Network Culture Operation License from the applicable provincial level counterpart of the MCT if they intend to commercially engage in any of the following types of activities:

•	production, duplication, import, release or broadcasting of online cultural products;

•

publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or game consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or

•	exhibitions or contests related to online cultural products.

On August 12, 2013, the MOC issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, which requires Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the MCT.

On May 14, 2019, the General Office of MCT promulgated the Notice on Adjustments on the Scope of Approval in relation to the Network Culture Operation License and Further Regulating the Approval Work, or the Notice on Adjustment of the Network Culture Operation License, according to which any activities in relation to chatting, e-commerce, education, training, sports, traveling, etc. shall not be deemed as a network performance which has been adjusted as a specific item in the business scope under Notice on Adjustment of the Network Culture Operation License.

Regulations Relating to Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MII and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with the winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by viewers to exchange for virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by viewers for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People’s Bank of China, or the PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice to Strengthen the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MCT through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice requires businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to, mandatory corrective actions and fines.

Under the Virtual Currency Notice, online games virtual currency trading service provider refers to the business that provides platform services related to virtual trading in online games among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lottery or betting when the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency transaction services is required to adopt technical measures to prohibit the illegal transactions. For game operators do not support online game virtual currency transaction service, technical measures shall be adopted to restrict the transfer of online game virtual currency among accounts of different game players.

On December 1, 2016, the MOC released the Notice on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, which restates and introduces a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures and a reiteration of the MCT’s approval and filing requirements.

Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game virtual currency. Although we do not think the Virtual Currency Notice applies to the operation of our live streaming business, given the wide discretion of the governmental authorities and uncertainties in the regulatory environment, there is no assurance that the governmental authorities will not in the future interpret the Virtual Currency Notice in a different way and subject our operation of live streaming business to its scope of regulation.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress, or the NPC, has enacted the Decisions on Preserving Internet Security on December 28, 2000 and amended on August 27, 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

In recent years, PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011 and effective on March 15, 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC on August 29, 2015 which became effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued on May 8, 2017 and effective in June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective on July 1, 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to governmental authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013, effective on September 1, 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Pursuant to the Announcement of Conducting Special Activities Against Illegal Collection and Use of Personal Information by APPs, which was jointly released by the CAC, MIIT, MPS and SAMR on January 23, 2019 and became effective on the same date, to further implement and strengthen the Cyber Security Law, (i) the app operators shall strictly fulfill their obligations under the Cyber Security Law and shall be responsible for the personal information collected by them as well as implement effective measures to strengthen the protection of personal information, (ii) competent government authorities shall strengthen its regulations and punishments on illegal collection and use of personal information in accordance with the Cyber Security Law and the Law on the

Protection of Consumer Rights and Interests, and (iii) the MPS will initiate targeted activities against illegal collection and use of personal information online. Furthermore, on November 28, 2019, the CAC, MIIT, MPS and SAMR jointly issued the Notice on Identification of the Illegal Collection and Use of Personal Information by APPs, effective on the same date, to provide detailed methods on identifying illegal collection and use of personal information by APPs.

Regulations Relating to Internet Advertising Business

On July 4, 2016, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR) issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Interim Measures to regulate internet advertising activities, which became effective on September 1, 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to the Internet Advertising Interim Measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. On December 13, 2019, the SAMR issued the Interim Measures for the Administration of Medicines, Medical Apparatuses and Food for Special Medical Purpose, effective on March 1, 2020, clarifying certain issues in the examination of medicines, medical apparatuses and food for special medical purpose. In addition, no entity or individual may publish any advertisement of over-the-counter (OTC) medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services. The administration for industry and commerce shall order the offender to stop publishing advertisement, order the advertiser to eliminate impact within the corresponding scope, and impose a fine ranging from three to five times the amount of the advertising fee if publish advertisements without examination. The administration for industry and commerce shall order the offender to stop publishing advertisement, impose a fine ranging from RMB200,000 to RMB1 million, and in serious cases may also cancel the business license, if publish advertisement of OTC medicines. See “Risk Factors—Risks Related to Our Business and Industry—Any lack of additional requisite approvals, licenses or permits required due to regulatory changes of PRC governmental authorities or failure to comply with any requirements of PRC laws and regulations may materially and adversely affect our daily operations and hinder our growth.”

Regulations Relating to Payment Services

On June 14, 2010, the PBOC issued the Administrative Measures for the Payment Services of Non-Financial Institutions, or the Payment Services Measures, effective on September 1, 2010. Under the Payment Services Measures, a non-financial institution must obtain a payment business license, or Payment License, to provide payment services and qualifies as a paying institution. With the Payment License, a non-financial institution may serve as an intermediary between payees and payers and provide some or all of the following services: online payment, issuance and acceptance of prepaid card, bank card acceptance, and other payment services as specified by PBOC. Without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

Regulations Relating to Pharmaceutical Operation and Service

Pharmaceutical Operation

In September 1984, the Standing Committee of the NPC issued the Drug Administration Law of the People’s Republic of China, or the Drug Administration Law, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical whole-sale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. The Implementation Rules for the Drug Administration Law, was promulgated by the State Council on August 4, 2002 and was recently amended on March 2, 2019, which emphasized the detailed implementation rules of drugs administration. The CFDA promulgated the Measures for the Administration of Pharmaceutical Operation License on February 4, 2004 as amended on November 17, 2017, which stipulate the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed six months prior to its expiration date.

According to the Measures on Prescription Drugs and OTC Drugs Classification Management and the Interim Provisions on the Circulation of Prescription and OTC Drugs (Trial), which were both promulgated by the State Drug Administration, which was restructured and integrated into the CFDA, in 1999 and became effective in January 2000, drugs are divided into prescription drugs and over-the-counter drugs, or OTC drugs. For prescription drugs, the dispensing, purchase and use can only be based on the prescription issued by the certified medical practitioner or certified medical assistant practitioner. In addition, the prescription drugs can only be advertised and promoted in professional medical magazines. OTC drugs, on the other hand, are further divided into Class A and Class B and they both can be purchased and used without a prescription and promoted in public upon approval by the relevant governmental authorities. The pharmaceutical wholesale enterprises distributing prescription drugs and/or OTC drugs, as well as pharmaceutical retail enterprises selling prescription drugs and/or Class A OTC drugs are required to obtain the Pharmaceutical Operation License.

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and amended in 2014 and 2017, respectively, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the CFDA in July 2014 and amended in 2017, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years.

Pursuant to the Supervision and Management Measures on Medical Devices Operation, an alteration to items borne on a License for Business Operations of Medical Devices includes alteration to licensed items and alteration to registered items. An alternation of business model, business scope is an alternation to licensed items, to which, an enterprise shall apply to the administration that issued the License for Business Operations of Medical Devices and submit altered documents. See “Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

Regulations Relating to Online Operation of Drugs and Medical Devices

Internet Drug Information Service

The Administrative Measures on Internet Drug Information Service, or Internet Drug Measures, was promulgated by the CFDA on July 8, 2004 and amended on November 17, 2017, pursuant to which the internet drug information services is to provide drug (including medical device) information services to online users, which is divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the CFDA. The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant governmental authorities.

Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts.

Internet Medical Services

According to the Opinion Concerning the Promotion of the Development of Internet Plus Medical and Health, promulgated and implemented on April 25, 2018 by the General Office of the State Council, third-party organizations such as the internet medical health service platform shall ensure that the qualifications of their medical service staffs are in compliance with the relevant regulation provisions and bear the responsibilities for the services provided. The internet medical health service platform shall also be strictly in accordance with the relevant regulation provisions regarding information security and confidentiality obligations for health and medical data, and establish or improve its privacy information protection system.

According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) and Other Two Documents, which was promulgated and implemented on July 17, 2018 by the National Health Commission and State Administration of Traditional Chinese Medicine, Internet diagnosis and treatment refers to the use of doctors registered in the institution using the Internet and other information technology to carry out diagnosis of some common diseases, chronic diseases re-diagnosis and “Internet Plus” family doctor contract services. Internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. Medical institutions carrying out Internet diagnosis and treatment activities should be consistent with their diagnosis and treatment subjects. See “Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

Internet Drug Transaction Services

The Interim Provisions on the Examination and Approval of Internet Drug Transaction Services, or Interim Provisions of Internet Drug Transaction, were promulgated by the CFDA on September 29, 2005 and became effective on December 1, 2005, and regulate transaction of drugs (including medical devices and packing materials and containers that are in direct contact with drugs) over internet, including the provision of transaction services among pharmaceutical manufacturers, pharmaceutical operation enterprises and medial institutes, the services provided by pharmaceutical manufacturers and pharmaceutical wholesale enterprises to other third parties via their own websites and services provided by pharmaceutical retail chain enterprises to individual consumers. According to Interim Provisions of Internet Drug Transaction, enterprises engaging in providing drug transaction services over the internet must obtain an Internet Drug Transaction Qualification Certificate. Such certificates have a term of five years and have three types: A certificate, B certificate and C certificate. They are only issued to three kinds of enterprises: (i) enterprises that provide drug transaction services to pharmaceutical manufacturers, pharmaceutical operation enterprises and medical institutions, but do not participate in pharmaceutical manufacture and operation and do not own, have no property relationship or other economic interest with the administrative organizations, medical institutions or pharmaceutical manufacture and operation enterprises; (ii) pharmaceutical manufacturers and pharmaceutical wholesale enterprises that deal with other third-party enterprises via their own websites; (iii) the pharmaceutical retail chain enterprises that provide OTC drug transaction services for individual consumers via the internet.

However, according to the Decision on the Cancellation of the Third Batch of Items Subject to Administrative Permission by Local Governments Designated by the Central Government, promulgated by the State Council on January 12, 2017, except for third-party platforms, all approvals of internet drug transaction service enterprises implemented by counterparts of CFDA at the provincial level are cancelled. In April 2017, the General Office of the CFDA promulgated a notice on implementing the above mentioned decision, pursuant to which pharmaceutical manufacture enterprises and pharmaceutical wholesale enterprises may carry out internet drug (including medical device) transactions with other enterprises through their own websites, but shall not provide internet drug (including medical device) transaction services to individual consumers. In addition, pharmaceutical retail chain enterprises may provide internet drug (including medical device) transaction services to individual consumers, but they shall not exceed the business scope permitted by license and filings and display information of prescription drugs on related transaction webpages, or sell prescription drugs or the OTC drugs under special administrative requirements; as indicated in such decision, the CFDA will promulgate subsequently the relevant rules on supervision of internet drug (including medical device) transaction.

Furthermore, according to the Decision on the Cancellation of Various Items Subject to Administrative Permission promulgated by the State Council on September 22, 2017, the enterprises engaging in internet drug transaction service as a third-party platform shall no longer be subject to the examination and approval of the CFDA before carrying out such business. On November 2, 2017 the General Office of the CFDA promulgated a Notice on Strengthening the Administration and Supervision of Internet Drug and Medical Devices Transaction, which specify the approval to conduct internet drug transaction service as the third-party platform is cancelled, but enterprises carrying out internet drug (including medical) transaction services shall establish a comprehensive supervision system in general and also request local counterparts of CFDA to implement day-to-day supervision and examination with respect to qualification access examination, products inspection, storage of transaction data and legal liabilities etc.

Online Sales of Drugs and Medical Device

On February 9, 2018, the CFDA released the draft Administrative Measures for Supervision and Regulation of Online Drug Sales for comments. The draft stipulates that sellers and online platforms engaging in this business shall obtain relevant certificates and have sufficient medical staff and operating systems to guarantee the safety and quality of the drugs. Furthermore, these entities shall make record-filing with the counterparts of CFDA at provisional level. In particular, the transaction webpages for sale of prescription drugs to individuals are not allowed to display prescription drugs information via the internet. As of the date of this prospectus, the draft has not come into effect and there are substantial uncertainties with respect to its enactment timetable and final provisions.

On August 26, 2019, the Standing Committee of the NPC promulgated the Administrative Law of the Pharmaceutical, or the Pharmaceutical Law, which became effective on December 1, 2019. The Pharmaceutical Law does not include prescription drugs as an item that are prohibited to be sold online definitely. Further, detailed administrative measures shall be promulgated by corresponding governmental authorities in relation to a company engaging in sales of pharmaceutical online. However, as of the date of this prospectus, no further administrative measure has been promulgated.

On December 20, 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective on March 1, 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License. Either enterprises for online sales of medical devices or enterprises for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices.

Regulations Relating to Human Assisted Reproductive Technology

The Ministry of Health promulgated the Management Measures on Human Assisted Reproductive Technology on February 20, 2001 and it became effective on August 1, 2001. It stipulates that human assisted reproductive procedures should only be carried out in approved and registered medical institutions. No entity or individual should carry out human assisted reproductive procedures without the approval of competent health authority. Furthermore, medical institutions must obtain human assisted reproductive technology licenses, which are subject to regular examinations by the governmental approval authority. In the event the medical institution fails to pass the examination, the human assisted reproductive technology licenses would be revoked.

On April 3, 2015, twelve departments promulgated the Work Plan for Combating Surrogacy, or the Work Plan. According to the Work Plan, a national leading group will be established to combat surrogacy activities, any intermediaries that carry out surrogacy activities and any networks, television broadcasts, newspapers and magazines, etc. for the promotion and service of surrogacy activities shall be cleaned up. On June 8, 2017, twelve departments promulgated Work Plan for Investigating and Handling Illegal and Irregular Use of Human Assisted Reproductive Technology, according to which relevant departments shall strengthen supervision on the advertisement in relation to human assisted reproductive technology and any websites with illegal information and advertisement with respect to human assisted reproductive technology shall be cleaned-up.

Regulations Relating to Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, as amended in 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, as most recently amended in 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, as amended in 2008, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names of China promulgated in November 2004 and effective December 2004, or the 2004 Domain Names Measures, and the Measures for the Administration of Internet Domain names promulgated in August 2017 and effective November 2017 to replace the 2004 Domain Names Measures, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

Regulations Relating to Internet Infringement

Pursuant to the PRC Tort Law, or the Tort Law, which was promulgated by the Standing Committee of NPC on December 26, 2009, effective on July 1, 2010, and the Regulations on Protection of Information Network Transmission Right, which was promulgated by the State Council on May 18, 2006, effective on July 1, 2006 and was last amended on January 30, 2013, an Internet user or an Internet service provider that infringes upon the civil rights or interests of others through using the Internet assumes tort liability. If an Internet user infringes upon the civil rights or interests of another through using the Internet, the person being infringed upon has the right to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulations Relating to Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC in July 1994, effective in January 1, 1995, and most recently amended in December

2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, which was promulgated by the NPC Standing Committee on June 29, 2007, effective on January 1, 2008, and most recently amended in December 2012, and the Implementation Regulations on Labor Contract Law, promulgated and became effective on September 18, 2008, regulate both parties to a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated by the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Contract Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Workplace Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated in October 2010, effective July 2011, and most recently amended in December 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, promulgated by the Ministry of Human Resources and Social Security in September 2011, and effective October 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers, and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and other relevant regulations and rules.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated in and effective April 1999, and was most recently amended in March 2019, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies violate these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period. See “Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have the direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provide that, in case of an equity transfer between two non-resident enterprises occurring outside of China, which is indirectly related to the transfer of equity interests of a PRC resident enterprise, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. In April 2009, the Ministry of Finance, or the MOF, and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. In December 2009, the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In February 2011, the SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, effective April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In January 2014, the Notice on Issues Relating to Handling Enterprise Income Tax in Promoting Enterprise Restructuring promulgated by MOF and the SAT took effect and partly superseded provisions in Circular 59. In February 2015, the SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings and the purchase and sale of equity through a public securities market. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, amended in November 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value- added Tax, amended in October 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay value- added tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, promulgated by the Ministry of Finance and the SAT in November 2011, the State Council began to launch taxation reforms in a gradual manner in January 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect in May 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting from May 2016, and all taxpayers of business tax engaged in the construction industry, the real estate industry, the financial industry and the life science industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

In April 2018, MOF and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

In March 2019, MOF, the SAT and General Administration of Customs jointly promulgated the Announcement on Policies for Deepening the VAT Reform, or Circular 39, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%

respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Circular 39 became effective on April 1, 2019 and shall supersede existing provisions which are inconsistent with Circular 39.

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law issued in 1986 and most recently amended in 2016, and the Administrative Rules under the Foreign Investment Enterprise Law issued in 1990 and most recently amended in 2014. Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a foreign investment enterprises in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Regulations Relating to Foreign Exchange

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE in and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. Circular 37 further provides that option or share- based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC resident’s name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. In February 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, became effective on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

According to the SAFE Circular 13, those who fails to comply with the requirements set forth in the preceding paragraph, the foreign exchange control authorities shall conduct business control over them in the capital account information system, and banks shall not carry out foreign exchange businesses under the capital account for them. See “Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, in June 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued, and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which took effect on the same day. Circular 3 sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments. Our WFOE’s distributions to its offshore parents are required to comply with the requirements as described above.

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rule and Overseas Listing

Under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, were jointly adopted by six PRC regulatory authorities, including CSRC, in August 2006, and effective September 2006, and most recently amended in June 2009, a foreign investor is required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii) a foreign investor establishes a foreign- invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to the M&A Rule, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him, approval from MOFCOM is required.

Our PRC legal counsel, King & Wood Mallesons, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Baoli Ma	42	Founder, Chairman of the Board of Directors and Chief Executive Officer
Zhe (David) Wei	49	Director
Wei Ying	54	Director*
Rong (Ruby) Lu	49	Independent Director Appointee**
Shengwen (Roy) Rong	51	Independent Director Appointee**
Wenjie (Jenny) Wu	45	Independent Director Appointee**
Zhiyong (Ben) Li	36	Chief Financial Officer
Liang Zhao	37	Chief Risk Officer
Yuanchen (Calvin) Liu	39	Chief Technology Officer
Junchen Sun	32	Vice President, Finance

*	Wei Ying will resign from our board of directors, effective upon the SEC’s declaration of the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
**

Each of Rong (Ruby) Lu, Shengwen (Roy) Rong and Wenjie (Jenny) Wu has accepted our appointment to be a director of the company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Baoli Ma is our founder and chairman and has served as our director and chief executive officer since our inception. Prior to funding our company, Mr. Ma served as deputy director of information research at Qinhuangdao Public Security Bureau from 1997 to 2012. Mr. Ma studied public security in Qinhuangdao People’s Police School from 1992 to 1996, public security management in Chinese People’s Armed Police Force Academy from 2002 to 2003, and received his bachelor of laws degree in public security management from People’s Public Security University of China in 2006. Mr. Ma is currently attending “Lakeside University,” a senior executive training program founded by Jack Ma, founder of Alibaba Group.

Mr. Zhe (David) Wei has served as our director since June 2016. Mr. Wei has over 20 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital, a private equity investment fund, in 2011, Mr. Wei served for five years as an executive director and the chief executive officer of Alibaba.com Limited, a leading worldwide wholesale e-commerce company wholly owned by the Alibaba Group. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher PLC, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Mr. Wei currently serves as a non-executive director of Informa PLC (LON: INF), a non-executive director of Zhong Ao Home Group Limited (HKSE: 01538), an executive director of Zall Smart Commerce Group Ltd. (HKSE: 02098), a non-executive director at JNBY Design Limited (HKSE: 03306), an independent director of Leju Holdings Limited (NYSE: LEJU), an independent director of OneSmart International Education Group Limited (NYSE: ONE), and directors of several private companies. Mr. Wei received his bachelor’s degree in international business management from Shanghai International Studies University in 1993 and EMBA degree from London Business School in 1998.

Mr. Wei Ying has served as our director since November 2017. Mr. Ying is currently a managing director of CDH Investments. Prior to joining CDH Investments, Mr. Ying was a vice president of China Water Affairs Group Limited from February 2007 to March 2009 and president and executive director of China Plant Development Holdings Limited from July 2008 to July 2009. Prior to this, Mr. Ying served as an executive director of China Resources Textiles (Holding) Co., Ltd. Mr. Ying currently serves as non-executive director for several Hong Kong listed companies, such as CHTC Fong’s International Company Limited (HKSE: 0641), Fountain Set (Holdings) Limited (HKSE: 0420), and Zhongsheng Group Holdings Limited (HKSE: 0881). Mr. Ying currently also serves as a director of Yunji Inc. (Nasdaq: YJ). Mr. Ying received his bachelor’s degree in accounting from Zhejiang Gongshang University and an MBA from University of San Francisco.

Ms. Rong (Ruby) Lu will serve as our independent director immediately upon the SEC’s declaration of the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ruby Lu is a venture capitalist investing in technology start-ups in the U.S. and China. In October 2019, she founded Atypical Ventures, an early-stage technology venture investment firm in China. In 2006, she co-founded DCM China (the “DCM”), an early-stage venture capital firm. During her more than 12-year tenure at DCM, she invested in and served as a board member for many leading technology companies including BitAuto Holdings Limited, E-Commerce China Dangdang Inc. and Pactera Technology International Ltd. Prior to joining DCM, Ms. Lu was a Vice President in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. in Menlo Park, California. Ms. Lu is currently an independent director on the board of Uxin Limited (Nasdaq: UXIN) and Yum China Holdings, Inc (NYSE: YUMC). Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics from the University of Maryland, Baltimore County.

Mr. Shengwen (Roy) Rong will serve as our independent director immediately upon the SEC’s declaration of the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Rong currently serves as an independent director of Qudian Inc. (NYSE: QD), X Financial (NYSE: XYF) and MOGU Inc. (NYSE: MOGU). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

Ms. Wenjie (Jenny) Wu will serve as our independent director immediately upon the SEC’s declaration of the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Wu is currently an independent non-executive director of Kingsoft Corporation Limited (3888.HK) and an independent director of Xunlei Limited (Nasdaq: XNET). Ms. Wu served as the chief investment officer of New Hope Group from November 2018 to February 2020. Ms. Wu served as managing partner of Baidu Capital from November 2016 to November 2018. Ms. Wu successively served as deputy CFO, CFO and CSO of Trip.com Group Limited (Nasdaq: TCOM) from December 2011 to November 2016. Ms. Wu was an equity research analyst covering China Internet and Media industries at Morgan Stanley Asia Limited and at Citigroup Global Markets Asia Limited from 2005 to 2011. Prior to that, Ms. Wu worked for China Merchants Holdings (International) Company Limited (Stock Code: 0144), a company listed on the Hong Kong Stock Exchange, for three years. Ms. Wu has a Ph.D. degree in finance from the University of Hong Kong, a master’s degree in finance from the Hong Kong University of Science and Technology, and a master’s degree and a bachelor’s degree in economics from Nan Kai University, China. Ms. Wu has been a Chartered Financial Analyst (CFA) since 2004.

Mr. Zhiyong (Ben) Li has served as our chief financial officer since June 2019. Prior to joining us, Mr. Li served multiple positions in GDS Holdings Limited (Nasdaq: GDS) from 2007 to 2019, with the last position held as finance vice president from 2014 to 2019. Mr. Li worked as an associate in PricewaterhouseCoopers Zhong Tian LLP, Beijing Branch from 2005 to 2007. Mr. Li received his bachelor’s degree in national economic management from Renmin University of China in 2005.

Mr. Liang Zhao joined our company since April 2015 and has served as our chief risk officer since October 2017. Prior to joining us, Mr. Zhao was an entrepreneur and founded a business providing pet related services from 2011 to 2015. Mr. Zhao worked as a manager in Phoenix New Media Ltd. (NYSE: FENG) from 2004 to 2009. Mr. Zhao received his bachelor’s degree in law from China University of Political Science and Law in 2004.

Mr. Yuanchen (Calvin) Liu has served as our chief technology officer since March 2014. Prior to joining us, Mr. Liu served as a research and development manager at Baidu, Inc. (Nasdaq: BIDU), Beijing office from 2007 to 2014. Mr. Liu worked as a software engineer at Sina Corporation (Nasdaq: SINA), Beijing office from 2005 to 2007. Mr. Liu received his bachelor’s degree in information management and information system from Jilin University in 2002, and his master’ degree in management science and engineering from Jilin University, Business School in 2005.

Mr. Junchen Sun has served as our vice president of finance since February 2017. Prior to joining us, Mr. Sun served as finance controller in MicroMedia Holdings Limited from 2015 to 2017. Mr. Sun worked as a senior associate in PricewaterhouseCoopers Zhong Tian LLP, Tianjin Branch, Tianjin from 2011 to 2015. Mr. Sun received his bachelor’s degree in accounting from Tianjin University of Finance and Economics in 2011 and master’s degree in business administration from Peking University in 2018.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach the suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the such executive officer in his/her capacity as our representative for the purpose of doing business of the same or of a similar nature to the business or doing business that will harm our business relationships with the foregoing persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek, directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, in which this prospectus is included. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Global Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, in which this prospectus is included: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Shengwen (Roy) Rong, Wenjie (Jenny) Wu and Rong (Ruby) Lu. Shengwen (Roy) Rong will be the chairman of our audit committee. We have determined that Shengwen (Roy) Rong, Wenjie (Jenny) Wu and Rong (Ruby) Lu each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Shengwen (Roy) Rong and Wenjie (Jenny) Wu each qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Rong (Ruby) Lu, Baoli Ma, and Zhe (David) Wei. Rong (Ruby) Lu will be the chairwoman of our compensation committee. We have determined that Rong (Ruby) Lu and Zhe (David) Wei each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Baoli Ma, Zhe (David) Wei and Wenjie (Jenny) Wu. Baoli Ma will be the chairman of our nominating and corporate governance committee. We have determined that Zhe (David) Wei and Wenjie (Jenny) Wu each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) resigns his office by notice delivered to us or tendered at a meeting of our board; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from our board, is absent from meetings of our board for three (3) consecutive times, unless the board resolves that his office not be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the laws of the Cayman Islands or is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB6.2 million (US$0.9 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our WFOE and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

Share Incentive Plans

2015 Stock Incentive Plan

We adopted the 2015 Plan for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2015 Plan, the maximum number of shares which may be issued pursuant to all awards is 1,551,724. As of the date of this prospectus, options to purchase a total of 1,071,151 ordinary shares have been granted and outstanding under the 2015 Plan.

The following paragraphs summarize the terms of the 2015 Plan.

Type of Awards. The 2015 Plan permits the awards of options or other right or benefit under the 2015 Plan.

Plan Administration. Our board of directors or a committee appointed by the board of directors or any director appointed will administer the 2015 Plan. The plan administrator will determine, among others, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2015 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2015 Plan.

Transfer Restrictions. Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, and to the extent and in the manner authorized by the plan administrator. The grantee may designate one or more beneficiaries of the grantee’s award in the event of the grantee’s death on a beneficiary designation form provided by the administrator.

Termination and Amendment of the 2015 Plan. Unless terminated earlier, the 2015 Plan has a term of ten years from the date of effectiveness of the 2015 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2015 Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2015 Plan.

2020 Share Incentive Plan

In June 2020, our shareholders and board of directors adopted the 2020 Share Incentive Plan, which we refer to as the 2020 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2020 Plan is 758,783. As of the date of this prospectus, awards to purchase 303,513 ordinary shares have been granted and are outstanding under the 2020 Plan.

The following paragraphs describe the principal terms of the 2020 Plan.

Types of Awards. The 2020 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2020 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2020 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants and directors of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2020 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2020 Plan. Unless terminated earlier, the 2020 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of the date of this prospectus, the outstanding awards that we granted to our directors and executive officers and to other individuals as a group under the 2015 Plan and the 2020 Plan in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Grant Date	Expiration Date
Baoli Ma	165,557	0.01	July 1, 2018	March 10, 2025
	*	0.01	August 8, 2017	March 10, 2025
	*	0.01	May 8, 2017	March 10, 2025
	303,513	0.01	June 15, 2020	June 14, 2030
Zhiyong (Ben) Li	*	0.01	June 25, 2019	March 10, 2025
Liang Zhao	*	0.01	August 16, 2016	March 10, 2025
	*	0.01	August 8, 2017	March 10, 2025
	*	0.01	February 8, 2018	March 10, 2025
Yuanchen (Calvin) Liu	*	0.01	August 16, 2016	March 10, 2025
	*	0.01	May 8, 2017	March 10, 2025
	*	0.01	August 8, 2017	March 10, 2025
Junchen Sun	*	0.01	February 13, 2017	March 10, 2025
	*	0.01	July 1, 2018	March 10, 2025
Other employees	592,791	0.01	April 1, 2015 to June 25, 2019	March 10, 2025

Total	1,374,664	0.01	April 1, 2015 to June 15, 2020	March 10, 2025 to June 14, 2030

*	Less than 1% of our total ordinary shares outstanding assuming conversion of all preferred shares into ordinary shares.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 15,175,670 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and 12,210,830 Class A ordinary shares and 5,614,840 Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Baoli Ma, our founder, Chairman of the Board of Directors and Chief Executive Officer, has indicated interests in purchasing, through BlueCity Media Limited, an aggregate of up to US$5.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. None of such indication of interests is a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to him or his affiliates. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in this offering by Baoli Ma or BlueCity Media Limited.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned Immediately After This Offering
	Number		%		Class A Ordinary Shares		Class B Ordinary Shares	% of Total Ordinary Shares		% of Aggregate Voting Power†
Directors and Executive Officers**:
Baoli Ma(1)	6,016,521		38.6		401,681		5,614,840	33.0		70.7
Zhe (David) Wei(2)	667,497		4.4		667,497		—	3.7		1.7
Wei Ying	—		—		—		—	—		—
Rong (Ruby) Lu****	—		—		—		—	—		—
Shengwen (Roy) Rong****	—		—		—		—	—		—
Wenjie (Jenny) Wu****	—		—		—		—	—		—
Zhiyong (Ben) Li		*		*		*	—		*		*
Liang Zhao		*		*		*	—		*		*
Yuanchen (Calvin) Liu		*		*		*	—		*		*
Junchen Sun		*		*		*	—		*		*
All Directors and Executive Officers as a Group	6,813,831		43.6		1,249,672		5,614,840	37.3		72.8

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power†

Principal Shareholders:
BlueCity Media Limited(3)	5,614,840	37.0	—	5,614,840	31.5	69.7
Shunwei Ventures III Limited(4)	1,862,069	12.3	1,862,069	—	10.4	4.6
CDH entities***(5)	1,423,186	9.4	1,423,186	—	8.0	3.5
Liberty Hero Limited(6)	1,150,862	7.6	1,150,862	—	6.5	2.9
Crystal Stream Fund, L.P.(7)	870,941	5.7	870,941	—	4.9	2.2
NewQuest Asia Investments III Limited(8)	772,074	5.1	772,074	—	4.3	1.9

Notes:
*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**

Except as otherwise indicated below, the business address of our directors and executive officers is Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing, China. The business address of Zhe Wei is Unit 3301-3305, Kerry Parkside office, 1155 Fangdian Road, Shanghai, China. The business address of Wei Ying is 3F, K.stone Building, No. 1 East Yan’an Road, Huangpu District, Shanghai, China. The business address of Rong (Ruby) Lu is Level 35, Unit #51, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each of the grantees has granted a power of attorney to our board of directors or any person designated by our board of directors to exercise the voting rights with respect to the ordinary shares issuable pursuant to the options that have been granted and outstanding to each of them under the 2015 Plans.

***	CDH entities include Rainbow Rain Limited and Aviator D, L.P.
****

Each of Rong (Ruby) Lu, Shengwen (Roy) Rong and Wenjie (Jenny) Wu has accepted our appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents 5,677,857 issuable upon the conversion of (i) 5,614,840 ordinary shares held by BlueCity Media Limited, a British Virgin Islands company, and (ii) 401,681 ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this prospectus held by Baoli Ma. All the ordinary shares held by BlueCity Media Limited will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering. Baoli Ma, our founder, Chairman of the Board of Directors and Chief Executive Officer, has indicated interests in purchasing, through BlueCity Media Limited, an aggregate of up to US$5.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. The numbers in the table above does not take into account the ADSs that Baoli Ma or his affiliate may purchase in this offering.

(2)

Represents 667,497 ordinary shares issuable upon the conversion of 667,497 Series C-1 preferred shares held by Arcadia Investment Limited, a British Virgin Islands company. Each of Vision Knight Capital (China) Fund II, L.P., a Cayman Islands limited partnership, and Vision Knight Capital (China) Entrepreneur Fund II, L.P., a Cayman Islands limited partnership, holds 95.45% and 4.55% equity interests in Arcadia Investment Limited. Vision Knight Capital (China) GP II, L.P., a Cayman Islands limited partnership, is the general partner of Vision Knight Capital (China) Fund II, L.P. and Vision Knight Capital (China) Entrepreneur Fund II, L.P. VKC (China) GP II Ltd., a Cayman Islands exempted company, is the general partner of Vision Knight Capital (China) GP II, L.P. VKC (China) GP II Ltd. is wholly-owned by VKC Cayman II Ltd., a Cayman Islands exempted company. VKC Cayman II Ltd. is wholly-owned by Mr. Zhe (David) Wei. All the preferred shares held by Arcadia Investment Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(3)

Represents 5,614,840 ordinary shares held by BlueCity Media Limited, a British Virgin Islands company. The sole director of BlueCity Media Limited is Mr. Baoli Ma. BlueCity Media Limited is wholly-owned by Shimmery Sapphire Holding Limited. Cantrust (FarEast) Limited holds 100% equity interests in Shimmery Sapphire Holding Limited on behalf of Shimmery Diamond Trust, who is a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Mr. Baoli Ma is the settlor of Shimmery Diamond Trust, and Mr. Baoli Ma and his family are the trust’s beneficiaries. Mr. Baoli Ma may provide investment advisory services to the trustee in his capacity as an investment advisor in respect to the assets of Shimmery Diamond Trust, including the shares held by BlueCity Media Limited in our Company. The registered address of BlueCity Media Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by BlueCity Media Limited will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering. Baoli Ma, our founder, Chairman of the Board of Directors and Chief Executive Officer, has indicated interests in purchasing, through BlueCity Media Limited, an aggregate of up to US$5.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. The numbers in the table above does not take into account the ADSs that Baoli Ma or his affiliate may purchase in this offering.
(4)

Represents 1,862,069 ordinary shares issuable upon the conversion of 1,862,069 Series B preferred shares held by Shunwei Ventures III Limited, a British Virgin Islands company. Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. The shareholders of Shunwei Capital Partners II GP Limited are Silver Unicorn Ventures Limited (holding 75% of the issued and outstanding share capital), and Grand Energy Ventures Limited (holding 25% of the issued and outstanding share capital). Silver Unicorn Ventures Limited is wholly-owned by Mr. Tuck Lye Koh and Grand Energy Ventures Limited is wholly-owned by Mr. Jun Lei. The registered address of Shunwei Ventures III Limited is located at Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. All the preferred shares held by Shunwei Ventures III Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents 1,423,186 ordinary shares issuable upon the conversion of (i) 1,080,901 Series D preferred shares held by Rainbow Rain Limited, a British Virgin Islands company, and (ii) 342,285 Series D preferred shares held by Aviator D, L.P., a Cayman Islands company. Rainbow Rain Limited is wholly-owned by Roger Field Fund, L.P., whose general partner is CDH Harvest Holdings Company Limited. The general partner of Aviator D, L.P. is CDH China HF Holdings Company Limited. Both CDH Harvest Holdings Company Limited and CDH China HF Holdings Company Limited are controlled by Mr. Shangzhi Wu and Mr. Shuge Jiao. Rainbow Rain Limited and Aviator D, L.P. are collectively referred to as the CDH entities. The registered address of Rainbow Rain Limited is Maples Corporate Services, (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered address of Aviator D, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. All the preferred shares held by Rainbow Rain Limited and Aviator D, L.P. will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 1,150,862 ordinary shares issuable upon the conversion of 1,150,862 Series A preferred shares held by Liberty Hero Limited, a British Virgin Islands company. Golden Bull Skyline Limited holds all management shares of Liberty Hero Limited, and has the right with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Liberty Hero Limited in our Company. The shareholders of Golden Bull Skyline Limited are Mr. Ziqiang Liu and Ms. Fengjin Jiang. The registered address of Liberty Hero Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. All the preferred shares held by Liberty Hero Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 870,941 ordinary shares issuable upon the conversion of 870,941 Series A-1 preferred shares held by Crystal Stream Fund, L.P., a Cayman Islands limited partnership. Crystal Stream Capital Management Limited is the management company and the sole general partner of Crystal Stream Fund, L.P. The registered address of Crystal Stream Fund, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9005. All the preferred shares held by Crystal Stream Fund, L.P. will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(8)

Represents 772,074 ordinary shares issuable upon the conversion of 772,074 Series A-1 preferred shares held by NewQuest Asia Investments III Limited, a Republic of Mauritius private company limited by shares. NewQuest Asia Investments III Limited is wholly-owned by NewQuest Asia Fund III L.P., whose general partner is NewQuest Asia Fund III GP Ltd., which is in turn wholly-owned by NewQuest Partners Master G.P. Ltd. The persons who exercise investment control on behalf of NewQuest Asia Investments III Limited, NewQuest Asia Fund III L.P., NewQuest Asia Fund III GP Ltd. and NewQuest Partners Master G.P. Ltd. are the directors of NewQuest Partners Master G.P. Ltd. and NewQuest Asia Fund III GP Ltd., including Darren Massara, Ryutaro Aida and Teemulsingh Luchowa. The registered address of NewQuest Asia Investments III Limited is 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius. All the preferred shares held by NewQuest Asia Investments III Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, none of our issued and outstanding shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—2015 Stock Incentive Plan.”

Other Related Party Transactions

On April 12, 2018, our board of directors approved a repurchase of 288,240 unvested share options from BlueCity Media Limited, an affiliate of Mr. Baoli Ma, our founder, Chairman and chief executive officer, at a purchase price of US$8 million. As of the date of this prospectus, we have made full payment.

During the year ended December 31, 2019, we made interest-free loans in aggregate principal amount of RMB8.0 million (US$1.1 million) to Mr. Baoli Ma. All the loans were repaid by Mr. Baoli Ma during the year ended December 31, 2019.

During the three months ended March 31, 2020, Chengdu NextGene Medical Management Co., Ltd., an investee company of ours, provided marketing service and charged fees in the amount of RMB161.8 thousand (US$22.9 thousand) to us.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 489,944,215 ordinary shares with a par value of US$0.0001 each and 10,055,785 preferred shares with a par value of US$0.0001 each, of which 1,439,102 preferred shares are designated as Series A preferred shares with a par value of US$0.0001 each, 1,891,291 preferred shares are designated as Series A-1 preferred shares with a par value of US$0.0001 each, 1,862,069 preferred shares are designated as Series B preferred shares with a par value of US$0.0001 each, 1,246,621 preferred shares are designated as Series C preferred shares with a par value of US$0.0001 each, 977,961 preferred shares are designated as Series C-1 preferred shares with a par value of US$0.0001 each, 116,640 preferred shares are designated as Series C-2 preferred shares with a par value of US$0.0001 each, and 2,522,101 preferred shares are designated as Series D preferred shares with a par value of US$0.0001 each. As of the date of this prospectus, 5,614,840 ordinary shares, 1,439,102 Series A preferred shares, 1,891,291 Series A-1 preferred shares, 1,862,069 Series B preferred shares, 1,246,621 Series C preferred shares, 977,961 Series C-1 preferred shares, and 2,143,786 Series D preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,600,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares and preferred shares will be converted into, and/or re-designated and re-classified as, Class A ordinary shares on a one-for-one basis, except that the 5,614,840 ordinary shares held by BlueCity Media Limited will be re-designated as Class B ordinary shares.

Our Post-Offering Memorandum and Articles of Association

We have conditionally adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Each Class B ordinary share is convertible into an equal number of Class A ordinary shares upon the occurrence of certain matters as set forth in our post-offering memorandum and articles of association, including upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to five votes per share. Our Class A ordinary shares and Class B ordinary shares votes together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by (i) a majority of the board, or (ii) the chairman of our board, or (iii) any director, where required to give effect to a requisition received from any one or more shareholders under our articles of association. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue throughout the meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the paid up capital of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner and upon such terms as have been approved by our board of directors. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not our company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding).

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering memorandum and articles of association provide that our shareholders may not approve corporate matters by way of a unanimous written resolution.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the paid up capital of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) resigns his office by notice delivered to us or tendered at a meeting of our board; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from our board, is absent from meetings of our board for three (3) consecutive times, unless the board resolves that his office not be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the laws of the Cayman Islands or is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, any or all of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not our company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On July 3, 2017, we issued 7,004 ordinary shares to BlueCity Media Limited at a purchase price of approximately US$0.2 million.

On November 2, 2017, we issued 19,440 ordinary shares to BlueCity Media Limited at a purchase price of approximately US$0.5 million.

Preferred Shares

On July 3, 2017, we issued 360,300 Series D preferred shares to Primevera Inc. at a purchase price of approximately US$10.0 million. On November 2, 2017, we issued 540,451 Series D preferred shares to Rainbow Rain Limited at a purchase price of approximately US$15.0 million. On November 11, 2017, we issued 180,150 Series D preferred shares to Formosa Opportunity Limited-UG Formosa Patriot Fund, for and on behalf of UG Formosa Patriot Fund at a purchase price of approximately US$5.0 million. On January 26, 2018, we issued 540,450 Series D preferred shares to Rainbow Rain Limited at a purchase price of approximately US$15.0 million. On April 12, 2018, we issued 180,150 Series D preferred shares to Formosa Opportunity Limited-UG Formosa Patriot Fund, for and on behalf of UG Formosa Patriot Fund at a purchase price of approximately US$5.0 million. On September 26, 2018, we issued 216,180 Series D preferred shares to Aviator D, L.P. at a purchase price of US$6.0 million. On November 1, 2018, we issued 126,105 Series D preferred shares to Aviator D, L.P. at a purchase price of US$3.5 million.

On April 12, 2018, we issued 180,150 and 108,090 Series A preferred shares to FH Priolo Limited and FH Saltator Limited at a purchase price of US$5.0 million and US$3.0 million, respectively.

Grants of Options

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—2015 Stock Incentive Plan.”

Shareholders Agreement

We entered into our fifth amended and restated shareholders agreement on November 2, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) forty eight (48) months after January 26, 2018 or (ii) any time following the effectiveness of a registration statement filed with the SEC for a qualified initial public offering, holders of at least 30% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses. Each holder participating in a registration as mentioned above will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of us) of all selling expenses to other amounts payable to underwriter(s) or brokers, in connection with such offering by the holders.

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) after five years of the consummation of a qualified IPO, or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold under Rule 144 promulgated under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each two (2) ADSs will represent ownership of one (1) Class A ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares that your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or in which instructions may be deemed to have been given in accordance with this paragraph, including an express indication that instructions may be given (or be deemed to have been given in accordance with the immediately following paragraph if no instruction is received) to the depositary to give a discretionary proxy to a person or persons we designated. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct.

In the event that (i) the depositary timely receives voting instructions from a holder which fail to specify the manner in which the depositary is to vote the deposited securities represented by such holder’s ADSs or (ii) no timely instructions are received by the depositary from a holder with respect to any of the deposited securities represented by the ADSs held by such holder on the ADS record date, the depositary shall (unless otherwise specified in the notice distributed to holders) deem such holder to have instructed the depositary to give a discretionary proxy to a person we designated with respect to such deposited securities and the depositary shall give a discretionary proxy to a person we designated to vote such deposited securities, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish to give such proxy, (y) we are aware or should reasonably be aware that substantial opposition exists from holders against the outcome for which the person we designated would otherwise vote or (z) the outcome for which the person we designated would otherwise vote would materially and adversely affect the rights of holders of deposited securities, provided, further, that we will have no liability to any holder or beneficial owner resulting from such notification.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the Nasdaq Global Market and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

Service	Fees
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement. The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we agree to indemnify the depositary under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 5,300,000 ADSs outstanding, representing approximately 14.9% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs, without the prior written consent of the representatives of the underwriters, subject to certain exceptions.

Furthermore, each of our executive officers, directors and our current shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that (together with any sales aggregated with them) does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, including Class A ordinary shares represented by ADSs, which immediately after this offering will equal 178,256 Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

Further, no stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that BlueCity Holdings Limited is not a PRC resident enterprise for PRC tax purposes. BlueCity Holdings Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that BlueCity Holdings Limited meets all of the conditions above. BlueCity Holdings Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that BlueCity Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to reduction if a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of BlueCity Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that BlueCity Holdings Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, BlueCity Holdings Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or Class A ordinary shares in this offering and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purpose, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on our ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be potentially eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or Class A ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Considerations

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Global Market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom AMTD Global Markets Limited, Loop Capital Markets LLC, Tiger Brokers (NZ) Limited, Prime Number Capital LLC and R. F. Lafferty & Co., Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
AMTD Global Markets Limited
Loop Capital Markets LLC
Tiger Brokers (NZ) Limited
Prime Number Capital LLC
R. F. Lafferty & Co., Inc.

Total:	5,300,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 795,000 ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

Baoli Ma, our founder, Chairman of the Board of Directors and Chief Executive Officer, has indicated interests in purchasing, through BlueCity Media Limited, an aggregate of up to US$5.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. None of such indication of interests is a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to him or his affiliates. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by him or his affiliates as they will on any other ADSs sold to the public in this offering.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 795,000 ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us:	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$3.8 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Each of AMTD Global Markets Limited and Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and it may not make sales in the United States. AMTD Global Markets Limited has agreed that it does not intend to, and will not, offer or sell any of our ADSs in the United States in connection with this offering. To the extent that the conduct of Tiger Brokers (NZ) Limited, or TBNZ, may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We have applied to list our ADSs on the Nasdaq Global Market under the trading symbol “BLCT.”

We, our directors, executive officers and our current shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraph are subject to certain exceptions.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The address of AMTD Global Markets Limited is 23/F-25/F, Nexxus Building, 41 Connaught Road, Central, Hong Kong. The address of Loop Capital Markets LLC is 111 West Jackson Boulevard, Suite 1901, Chicago, Illinois 60604, United States. The address of TBNZ is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010. The address of Prime Number Capital LLC is 14 Myrtle Drive, Great Neck, New York 11021, United States. The address of R. F. Lafferty & Co., Inc. is 40 Wall Street, 19th Floor, New York, New York 10005, United States.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any shares may not be made in that Relevant State, except that an offer to the public in that Relevant State of any shares may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the issuer that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in this offering.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the

Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal

Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the Nasdaq application and listing fee, all amounts are estimates.

SEC Registration Fee	US$	13,450
FINRA Fee	US$	16,042
Nasdaq Application and Listing Fee	US$	150,000
Printing and Engraving Expenses	US$	300,000
Legal Fees and Expenses	US$	1,942,000
Accounting Fees and Expenses	US$	1,148,000
Miscellaneous	US$	197,000

Total	US$	3,766,492

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by Global Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and King & Wood Mallesons with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Global Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of BlueCity Holdings Limited as of and for the years ended December 31, 2018 and 2019 have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

BLUECITY HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

BlueCity Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BlueCity Holdings Limited and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2017.

Beijing, China

March 13, 2020

BLUECITY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
				(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents		63,046,583	297,273,822	41,983,084
Term deposits		371,765,818	83,016,780	11,724,209
Accounts receivable (net of allowance of RMB1,857,463 and nil as of December 31, 2018 and 2019, respectively)	3	9,490,271	1,217,559	171,952
Prepayments and other current assets	4	38,745,997	52,485,930	7,412,429

Total current assets		483,048,669	433,994,091	61,291,674

Non-current assets
Property and equipment, net	5	4,695,767	7,942,086	1,121,637
Investment securities	6	21,887,899	23,579,048	3,329,998
Other non-current assets		843,649	1,360,429	192,129

Total non-current assets		27,427,315	32,881,563	4,643,764

Total assets		510,475,984	466,875,654	65,935,438

LIABILITIES
Current liabilities
Accounts payable		9,521,542	18,633,876	2,631,606
Amount due to a related party	15	6,863,200	—	—
Deferred revenue (including deferred revenue of VIE without recourse to the Company of RMB1,488,828 and RMB865,167 as of December 31, 2018 and 2019, respectively)		23,757,459	32,555,402	4,597,701
Income tax payable (including income tax payable of VIE without recourse to the Company of nil and RMB112,473 as of December 31, 2018 and 2019, respectively)		—	940,080	132,765
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB26,647,287 and RMB29,575,764 as of December 31, 2018 and 2019, respectively)	7	58,004,711	71,768,573	10,135,659

Total current liabilities		98,146,912	123,897,931	17,497,731

Non-current liabilities
Convertible debt	8	22,450,219	—	—

Total non-current liabilities		22,450,219	—	—

Total liabilities		120,597,131	123,897,931	17,497,731

Commitments and contingencies (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
				(Note 2(d))
MEZZANINE EQUITY
Series A Convertible Preferred Shares (US$0.0001 par value, 1,439,102 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Liquidation value of RMB95,453,572 and RMB92,981,579 as of December 31, 2018 and 2019, respectively)	9	29,751,569	29,751,569	4,201,724
Series A-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 1,891,291 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Redemption value of RMB16,359,651 and RMB17,959,327 as of December 31, 2018 and 2019, respectively; Liquidation value of RMB48,589,246 and RMB42,744,121 as of December 31, 2018 and 2019, respectively)	9	16,359,651	17,959,327	2,536,342
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 1,862,069 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Redemption value of RMB239,225,246 and RMB483,612,008 as of December 31, 2018 and 2019, respectively; Liquidation value of RMB127,140,832 and RMB129,234,158 as of December 31, 2018 and 2019, respectively)	9	239,225,246	483,612,008	68,299,063
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 1,246,621 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Redemption value of RMB178,003,498 and RMB327,278,389 as of December 31, 2018 and 2019, respectively; Liquidation value of RMB165,349,570 and RMB168,071,988 as of December 31, 2018 and 2019, respectively)	9	178,003,498	327,278,389	46,220,538
Series C-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 977,961 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Redemption value of RMB150,811,043 and RMB258,898,069 as of December 31, 2018 and 2019, respectively; Liquidation value of RMB154,421,868 and RMB156,964,366 as of December 31, 2018 and 2019, respectively)	9	150,811,043	258,898,069	36,563,392
Series D Redeemable Convertible Preferred Shares (US$0.0001 par value, 2,522,101 shares authorized, 2,143,786 shares issued and outstanding as of December 31, 2018 and 2019; Redemption value of RMB460,765,137 and RMB612,978,394 as of December 31, 2018 and 2019, respectively; Liquidation value of RMB612,539,811 and RMB622,625,048 as of December 31, 2018 and 2019, respectively)	9	460,765,137	612,978,394	86,569,087

Total mezzanine equity		1,074,916,144	1,730,477,756	244,390,146

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
				(Note 2(d))
SHAREHOLDERS’ DEFICIT:
Ordinary Shares (US$0.0001 par value; 489,944,215 shares authorized as of December 31, 2018 and 2019; 5,614,840 shares issued and outstanding as of December 31, 2018 and 2019)		3,446	3,446	487
Accumulated other comprehensive loss		(22,574,272)	(41,101,943)	(5,804,703)
Accumulated deficit		(662,466,465)	(1,346,401,536)	(190,148,223)

Total shareholders’ deficit		(685,037,291)	(1,387,500,033)	(195,952,439)

Total liabilities, mezzanine equity and shareholders’ deficit		510,475,984	466,875,654	65,935,438

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the years ended December 31,
	Note	2018	2019
		RMB	RMB	US$
				(Note 2 (d))
Revenues	16	501,291,812	758,887,906	107,175,447
Cost and expenses:
Cost of revenues		(388,384,735)	(546,211,172)	(77,139,754)
Selling and marketing expenses		(98,011,115)	(119,436,794)	(16,867,698)
Technology and development expenses		(93,985,275)	(129,651,820)	(18,310,335)
General and administrative expenses		(70,071,557)	(24,439,169)	(3,451,470)

Total cost and expenses		(650,452,682)	(819,738,955)	(115,769,257)

Operating loss		(149,160,870)	(60,851,049)	(8,593,810)

Changes in fair value of financial instruments		(4,043,910)	(9,024,437)	(1,274,494)
Gain on extinguishment of a convertible debt		—	8,986,048	1,269,072
Interest income		8,644,582	8,890,484	1,255,576

Loss before income taxes		(144,560,198)	(51,998,954)	(7,343,656)
Income tax expense	13	—	(930,554)	(131,419)

Net loss		(144,560,198)	(52,929,508)	(7,475,075)

Deemed dividend to Series D Redeemable Convertible Preferred Shareholders		(1,535,112)	—	—
Accretion and modification of Redeemable Convertible Preferred Shares to redemption value		(236,614,898)	(631,005,563)	(89,115,010)

Net loss attributable to ordinary shareholders		(382,710,208)	(683,935,071)	(96,590,085)

Net loss per ordinary share
—Basic and diluted	14	(68.16)	(121.81)	(17.20)

Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	14	5,614,840	5,614,840	5,614,840

Net loss		(144,560,198)	(52,929,508)	(7,475,075)
Other comprehensive loss
Unrealized gain on an available-for-sale investment, net of nil income taxes		1,693,634	1,591,098	224,706
Foreign currency translation adjustment, net of nil income taxes		(29,152,307)	(20,118,769)	(2,841,313)

Comprehensive loss		(172,018,871)	(71,457,179)	(10,091,682)

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	5,614,840	3,446	—	4,884,401	(303,465,798)	(298,577,951)
Net loss	—	—	—	—	(144,560,198)	(144,560,198)
Issuance premium on Series A Convertible Preferred Shares	—	—	23,709,541	—	—	23,709,541
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	—	—	—	—	(1,535,112)	(1,535,112)
Accretion of redeemable convertible preferred shares	—	—	(23,709,541)	—	(212,905,357)	(236,614,898)
Unrealized gain on an available-for-sale investment, net of nil income taxes	—	—	—	1,693,634	—	1,693,634
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(29,152,307)	—	(29,152,307)

Balance as of December 31, 2018	5,614,840	3,446	—	(22,574,272)	(662,466,465)	(685,037,291)

Net loss	—	—	—	—	(52,929,508)	(52,929,508)
Accretion and modification of redeemable convertible preferred shares	—	—	—	—	(631,005,563)	(631,005,563)
Unrealized gain on an available-for-sale investment, net of nil income taxes	—	—	—	1,591,098	—	1,591,098
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(20,118,769)	—	(20,118,769)

Balance as of December 31, 2019	5,614,840	3,446	—	(41,101,943)	(1,346,401,536)	(1,387,500,033)

Balance as of December 31, 2019-US$ (Note 2(d))		487	—	(5,804,703)	(190,148,223)	(195,952,439)

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31
	2018	2019
	RMB	RMB	US$
			(Note 2(d))
Operating activities:
Net loss	(144,560,198)	(52,929,508)	(7,475,075)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	887,010	592,717	83,708
Depreciation	2,428,734	2,619,682	369,970
Changes in fair value of financial instruments	4,043,910	9,024,437	1,274,494
Gain on extinguishment of a convertible debt	—	(8,986,048)	(1,269,072)
Loss on disposal of property and equipment	—	15,765	2,226
Unrealized foreign currency exchange gain	(2,213,400)	(750,270)	(105,958)
Changes in operating assets and liabilities:
Accounts receivable	(5,798,476)	7,679,995	1,084,623
Prepayments and other current assets	(4,915,605)	(4,703,693)	(664,288)
Accounts payable	(1,641,421)	9,023,623	1,274,379
Amount due to a related party	6,614,000	(6,898,800)	(974,297)
Income tax payable	—	930,554	131,419
Deferred revenue	13,200,442	8,787,345	1,241,010
Accrued expenses and other current liabilities	28,527,004	3,952,391	558,184

Net cash used in operating activities	(103,428,000)	(31,641,810)	(4,468,677)

Investing activities:
Purchase of property and equipment	(3,500,413)	(5,881,767)	(830,664)
Purchase of term deposits	(358,267,152)	(82,061,210)	(11,589,257)
Proceeds from maturity of term deposits	269,183,186	373,537,111	52,753,518
Purchase of investment securities	(20,587,500)	—	—

Net cash (used in)/provided by investing activities	(113,171,879)	285,594,134	40,333,597

Financing activities:
Proceeds from issuance of Series A Convertible Preferred Shares	50,753,200	—	—
Proceeds from issuance of Series D Redeemable Convertible Preferred Shares	122,411,487	—	—
Payments of issuance cost of Series D Redeemable Convertible Preferred Shares	(6,913,310)	—	—
Payments for initial public offering (“IPO”) costs	—	(2,252,291)	(318,084)
Repayment of a convertible debt	—	(20,000,000)	(2,824,540)
Issuance of interest free loans to a shareholder	—	(8,000,000)	(1,129,816)
Proceeds from repayment of interest free loans to a shareholder	—	8,000,000	1,129,816

Net cash provided by/(used in) financing activities	166,251,377	(22,252,291)	(3,142,624)

Effect of foreign currency exchange rate changes on cash and cash equivalents	3,406,343	2,527,206	356,910

Net (decrease)/increase in cash and cash equivalents	(46,942,159)	234,227,239	33,079,206

Cash and cash equivalents at the beginning of the year	109,988,742	63,046,583	8,903,878

Cash and cash equivalents at the end of the year	63,046,583	297,273,822	41,983,084

Supplemental cash flow information:
Interest paid	—	—	—
Income taxes paid	—	—	—
Accrual of IPO costs	—	6,227,056	879,428

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of business

BlueCity Holdings Limited (“the Company”), through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”), is principally engaged in mobile-based social and entertainment services which mainly includes live streaming, advertising, membership and other services. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

Organization

The Group operates its business in the PRC through Beijing BlueCity Culture and Media Co., Ltd. (“BlueCity Culture Media”, or the “VIE”), a limited liability company established under the laws of the PRC on September 7, 2011. BlueCity Culture Media holds the necessary PRC operating licenses from the government in order to carry out mobile platform operations in China. The recognized and unrecognized revenue-producing assets that were held by VIE primarily consisted of network equipment, the website and ICP licenses. The equity interests of BlueCity Culture Media are legally held by Mr. Baoli Ma, founder, Chairman and Chief Executive Officer of the Group, and Mr. Changyou Ma, a family member of the founder, who act as nominee equity holders of the VIE on behalf of Beijing BlueCity Information & Technology Co., Ltd., (“BlueCity Information Technology”, or WFOE), the Company’s wholly owned subsidiary in the PRC. A series of contractual agreements, including Powers of Attorney, Exclusive Consulting and Service Agreement, Equity Interest Pledge Agreement, Exclusive Option Agreement and Spouse Consent Letters (collectively, the “VIE Agreements”), were entered among BlueCity Information Technology, BlueCity Culture Media and its nominee equity holders. Through the VIE Agreements, the nominee equity holders of the VIE have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to WFOE. The nominee equity holders of the VIE do not participate significantly in income and loss and do not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE is considered a variable interest entity.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company, through the WFOE, has a controlling financial interest in the VIE because the WFOE has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE that could potentially be significant to the VIE. Thus, the Company, through the WFOE, is the primary beneficiary of the VIE.

Under the terms of the VIE Agreements, the WFOE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Consulting and Service Agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the obligation to absorb the substantially expected losses and the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC law. Accordingly, the financial statements of the VIE are consolidated in the Company’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net loss of the VIE are attributed to the Company.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

The principal terms of the VIE Agreements are further described below.

1) Powers of Attorney

Pursuant to the Powers of Attorney, the equity holders of the VIE irrevocably appointed WFOE as their attorney-in-fact to exercise all equity holder rights, including, but not limited to: (1) the right to attend shareholders’ meeting of the VIE, (2) the right to vote on their behalf on all matters of the VIE requiring shareholder’s approval under the laws of China and the Articles of Association of the VIE, including but not limited to the sale or transfer or pledge or disposition of their shareholding in part or in whole, and (3) designate and appoint on behalf of such nominee equity holders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of the VIE. Each Powers of Attorney agreement is irrevocable and continuously effective from the execution date.

2) Exclusive Consulting and Service Agreement

WFOE and the VIE entered into an Exclusive Consulting and Service Agreement, whereby WFOE is engaged as the exclusive service provider for the provision of business support, technology and consulting services to the VIE. Unless a written consent is given by WFOE, the VIE is not allowed to engage a third party to provide such services. The VIE shall pay WFOE on a quarterly basis a service fee at an amount confirmed by WFOE. WFOE owns the exclusive intellectual property rights, whether created by WFOE or the VIE, as a result of the performance of the Exclusive Consulting and Service Agreement unless terminated in writing by WFOE. The Exclusive Consulting and Service Agreement will be in effect permanent unless terminated by WFOE.

3) Equity Interest Pledge Agreement

Pursuant to Equity Interest Pledge Agreement, the nominee equity holders of the VIE have pledged all of their equity interest in the VIE to guarantee the nominee equity holders’ and the VIE’s performance of their obligations under Exclusive Consulting and Service Agreement. If the VIE or the nominee equity holders breach their contractual obligations under these agreements, WFOE, as pledgee, will be entitled to certain rights regarding the pledged interests, including receiving proceeds from the auction or sale of all or part of the pledged interests of the VIE in accordance with the law. The nominee equity holders of the VIE agree that, during the term of the Equity Interest Pledge Agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WFOE. The Equity Interest Pledge Agreements remain effective until (i) the termination of the Exclusive Consulting and Services Agreement with all service fees under the Exclusive Consulting and Services Agreement have been paid and no further obligation shall be undertaken by the VIE; or (ii) the equity interests of the VIE have been transferred to WFOE or any third party designated by it. The pledge was registered with the relevant local administration for industry and commerce in November 2019 and will remain binding until the VIE and its nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of the VIE in good faith.

4) Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, the equity holders of the VIE have irrevocably granted WFOE or any third party designated by WFOE an exclusive option to purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity interests in the VIE. The purchase price shall be the minimum price permitted under PRC law and regulations, which price may be adjusted based on the valuation of the equity interests of the assets, if required by PRC laws and regulations. The equity holders should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

interest. Without prior written consent of WFOE, the VIE and the equity holders shall not (i) transfer or otherwise dispose of, create any pledge or encumbrance on their equity interests in the VIE, (ii) change the VIE’s registered capital, or increase or decrease the VIE’s current equity interests owners, (iii) amend the VIE’s articles of association, or (iv) dispose or make the VIE’s management to dispose any assets of the VIE, other than in the ordinary course of business. The VIE and its equity holders shall appoint those individuals recommended by WFOE as directors of the VIE. The agreement will remain effective until WFOE has exercised all of its rights under the agreement, unless otherwise terminated by WFOE immediately in its sole discretion with written notice.

5) Spouse Consent Letters

Pursuant to the Spouse Consent Letter, the spouse of Mr. Changyou Ma, confirmed that she can perform the obligations under VIE Agreements. The spouse of Mr. Changyou Ma agreed that the equity interest in VIE held by Mr. Changyou Ma and registered in the name of Mr. Changyou Ma will be disposed of pursuant to the Powers of Attorney, Exclusive Consulting and Service Agreement, Equity Interest Pledge Agreement and Exclusive Option Agreement. In addition, in the event that the spouse of Mr. Changyou Ma obtains any equity interest in the VIE for any reason, she agreed to be bound by the VIE Agreements.

The Company relies on the VIE Agreements to operate and control VIE. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over VIE, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the Company’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses and/or operating licenses of the Company;

•	discontinuing or placing restrictions or onerous conditions on the operations;

•	imposing fines, confiscating the income from WFOE or the VIE, or imposing other requirements with which the Company or the VIE may not be able to comply;

•

requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE, or imposing restrictions on the Company’s right to collect revenues;

•	shutting down the Company’s servers or blocking the Company’s app/websites;

•	imposing additional conditions or requirements with which the Company may not be able to comply;

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

•

requiring the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

•	restricting or prohibiting the Company use of the proceeds of overseas offering to finance the business and operations in China.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIE or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIE in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIE is remote based on current facts and circumstances.

The equity interests of VIE are legally held by Mr. Baoli Ma and Mr. Changyou Ma as nominee equity holders on behalf of the Company. Mr. Baoli Ma holds 37.4% of the total ordinary shares and share options issued and outstanding of the Company as of December 31, 2019, assuming the vesting and exercising of all outstanding share options held by Mr. Baoli Ma as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Company could exercise the purchase option under the Exclusive Option Agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIE to a PRC entity or individual designated by the Company. The Company relies on the nominee equity holders, one of them is the Company’s director and owes a fiduciary duty to the Company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the director to act in good faith and in the best interests of the Company and not to use his positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2018 and 2019, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2018	2019
	RMB	RMB
Cash	5,961,157	16,334,782
Accounts receivable (net of allowance of RMB1,857,463 and nil as of December 31, 2018 and 2019, respectively)	9,490,271	1,217,559
Prepayments and other current assets	15,847,255	10,176,208

Total current assets	31,298,683	27,728,549

Property and equipment, net	1,315,659	4,206,421
Investment securities	50,000	50,000
Other non-current assets	806,291	476,724

Total non-current assets	2,171,950	4,733,145

Total assets	33,470,633	32,461,694

Amounts due to related parties	13,171,277	18,601,875
Deferred revenue	1,488,828	865,167
Income tax payable	—	112,473
Accrued expenses and other current liabilities	26,647,287	29,575,764

Total current liabilities	41,307,392	49,155,279

Total liabilities	41,307,392	49,155,279

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Revenues	38,365,840	42,007,427
Net loss	(13,713,598)	(8,856,826)
Net cash (used in)/provided by operating activities	(6,075,096)	7,844,615
Net cash used in investing activities	(1,473,710)	(2,901,588)
Net cash provided by financing activities	3,569,123	5,430,598
Net (decrease)/increase in cash	(3,979,683)	10,373,625
Cash at the beginning of the year	9,940,840	5,961,157
Cash at the end of the year	5,961,157	16,334,782

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for paid in capital of RMB1 million as of December 31, 2018 and 2019. The creditors of the VIE do not have recourse to the general credit of WFOE.

During the years presented, the Company and its wholly-owned subsidiaries provided financial support to VIE that they were not previously contractually required to provide in the form of advances. To the extent VIE requires financial support, the WFOE may, at its option and to the extent permitted under the PRC law, provide such support to VIE through loans to VIE’s nominee equity holders or entrustment loans to VIE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and VIE’s wholly-owned subsidiaries.

All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, the VIE, and the VIE’s wholly-owned subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, fair values of share based compensation awards, investment securities, convertible debt, redeemable convertible preferred shares and ordinary shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Convenience translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.0808, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to know amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:

	As of December 31,
	2018	2019
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	15,385,512	47,254,666
—Denominated in USD	36,006,296	232,070,419

Total cash and cash equivalents balances held at mainland PRC financial institutions	51,391,808	279,325,085

Financial institution in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in HKD	10,945,322	3,760,015
—Denominated in USD	1,636	833,125

Total cash balances held at the Hong Kong S.A.R. financial institution	10,946,958	4,593,140

Financial institutions in the United States
—Denominated in USD	545,418	13,070,290

Total cash balances held at the United States financial institutions	545,418	13,070,290

Financial institution in Vietnam	—	—
—Denominated in Vietnamese Dong	—	191,150

Total cash balances held at the Vietnam financial institution	—	191,150

Total cash balances held at financial institutions	62,884,184	297,179,665

(g)	Term deposits

Term deposits represent deposits at bank with original maturities more than three months but less than one year. The Group’s term deposits are denominated in USD and are deposited at financial institutions in the mainland of the PRC.

(h)	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Office and electronic equipment	3 years
Leasehold improvements	Shorter of 3 years or lease term

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(j)	Impairment of long-lived asset

Long-lived asset or asset group such as property and equipment is evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived asset or asset group by comparing the carrying value of the asset or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or asset group over the fair value of the asset or asset group. No impairment of long-lived asset or asset group was recognized for the years ended December 31, 2018 and 2019.

(k)	Investment securities

The Group’s investment securities consist of debt securities and equity securities with readily determinable fair values.

Debt securities

The Group accounts for debt securities as available-for-sale (“AFS”) when they are not classified as either trading or held-to-maturity. AFS securities are recorded at fair value, with unrealized gains and losses, net of related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive loss until realized. Realized gains and losses from the sale of AFS securities are determined on a specific-identification basis. An impairment loss on the AFS securities are recognized in the consolidated statement of comprehensive loss when the decline in value is determined to be other-than-temporary. No impairment loss was recognized for the years ended December 31, 2018 and 2019.

Equity investments

All equity investments with readily determinable fair values, other than those accounted for under equity method of accounting or those that result in consolidation of the investee, are measured at fair value with changes in the fair value recognized through net income.

(l)	Value added taxes

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are subject to value added tax (“VAT”). Revenues from providing online services are generally subject to VAT at the rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, accounts receivable, investment securities, accounts payable, amount due to a related party and convertible debt. The Group measures investment securities and convertible debt at fair value on a recurring basis. Investments securities and convertible debt were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2018 and 2019, the carrying amounts of other financial instruments approximated to their fair values due to the short term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(n)	Revenue recognition

The Group principally derives its revenues from live streaming, advertising, membership and other services. On January 1, 2017, the Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) and recognizes revenue when control of the promised service is transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

Live streaming service

The Group operates an integrated platform, Blued, consisting of IT infrastructure, mobile applications and its proprietary algorithm, to offer live and interactive streaming services to individual viewers as its customers. The Group engages broadcasters to perform on the Group’s platform, which through its proprietary algorithm, enables individual viewers to discover live streaming channels and broadcasters they may find interesting and provide more personal experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Individual viewer can purchase virtual gifts on the Group’s platform, and simultaneously present to broadcasters during their live streaming performance to show their support for their favorite broadcasters. The Group has sole discretion in designing and establishing pricing of virtual gifts. Individual viewer purchases virtual gifts using the Group’s virtual currency which is in turn acquired through online third-party payment platforms. Virtual currency is non-refundable and does not have expiration date. It is often consumed soon after it is purchased.

The Group considers live streaming service as one performance obligation to its customers. The consideration received from individual viewers varies at viewers’ discretion, as they purchase and present variable quantity or value of virtual gifts to broadcasters during a performance. The recognition of such variable consideration is constrained until the amount is known, which is when an individual viewer purchases virtual gifts and simultaneously presents them to broadcasters during their live streaming performance. Accordingly, revenue is recognized when virtual gifts are consumed as they are presented to broadcasters. Unconsumed virtual currency is recorded as deferred revenue.

The Group evaluates and determines individual viewers as its customers and the Group is the principal in providing live streaming services to them, and hence reports live streaming revenues on a gross basis. Accordingly, the amounts billed to viewers are recorded as revenues and revenue sharing fee paid to broadcasters through talent agencies are recorded as cost of revenues. The Group controls the integrated live streaming services, which is evidenced by its contractual relationship with individual viewers and primary responsibility for fulfilling the promise to provide the live streaming services, including operating the self-developed live streaming platform and maintaining the operation of the platform, engaging broadcasters through talent agencies to perform on its platform, investing in and using its algorithm to optimize individual viewers’ live streaming experience, enabling individual viewers to discover the broadcasters and shows they may be interested in, developing new features in the platform, promoting activities including the general promotion of the platform and the promotion of popular broadcasters and offering the virtual items to viewers to be purchased and used in the platform. Its control is also evidenced by its sole ability to monetize the live streaming services and the level of discretion in establishing pricing. The Group also has latitude in establishing the amount of compensation that broadcasters and talent agencies receive as a percentage of revenues generated from virtual gift sales. Such percentage is subject to the achievement of broadcasters and talent agencies on the KPIs set by the Group.

Advertising

The Company offers marketing services on the Company’s mobile app, primarily through banner advertisements. Marketing services allow customers to place advertisements on particular areas of the Company’s mobile app, in particular formats and over particular periods of time. The marketing services typically last from several days to one year. The Company determines that the customer simultaneously receives and consumes benefits provided by the Company’s performance as the Company performs during the term of the contract. Revenues from marketing services are recognized ratably over the service period.

Membership

Membership revenues include subscription-based membership services and Pay-Per-Use Services. Subscription-based membership services enable individual users to enjoy additional functions and privileges over a period of time ranging from one month to one year. Pay-Per-Use services enable individual users to better promote themselves and raise their profile through advanced enhancement functions on a pay-per-service basis. The Group collects non-refundable membership service fee in advance and records it as deferred revenue. Subscription-based membership revenue is recognized on a straight-line basis over the membership period. Pay-Per-Use revenue is recognized at the point in time when control of promised service is transferred to the users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other revenue

Other revenue mainly consists of family planning service revenues, service fee from the provision of consulting service to healthcare and medical institutions and marketplace service revenues. Revenue is recognized when control of promised service is transferred to the customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services.

Contract balances

Contract balances include accounts receivable and deferred revenue. The timing of revenue recognition and cash collections result in accounts receivable and contract liabilities (i.e. deferred revenue). The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The activity in the allowance for doubtful accounts for the years presented is disclosed in Note 3.

Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

Deferred revenue (a contract liability) is recognized when the Company has an obligation to transfer services to a customer for which the Company has received consideration related to the Group’s live streaming services, membership services and family planning services from the customer, or for which an amount of consideration is due from the customer.

The opening balance of deferred revenue as of January 1, 2018 and 2019 was RMB10,549,203 and RMB23,757,459, respectively. During the year ended December 31, 2018 and 2019, the Group recognized revenue in the amount of RMB10,549,203 and RMB23,757,459 which was included in the deferred revenue balance at the beginning of the year, respectively.

(o)	Cost of revenues

Cost of revenues consists primarily of (i) revenue sharing fees paid to broadcasters, (ii) commission fees paid to mobile application stores and third party payment platforms, (iii) staff cost, rental and depreciation related to operation of its business, and (iv) other cost related to the business operation.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising costs and promotion expenses, (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online and offline advertisements, are expensed as incurred. The advertising costs were RMB57,960,585 and RMB60,136,876 for the years ended December 31, 2018 and 2019, respectively.

(q)	Technology and development expenses

Technology and development expenses consist primarily of payroll and related expenses for technology and development professionals and technology infrastructure costs. Technology infrastructure costs include servers, bandwidth and cloud infrastructure costs, depreciation and utilities and other expenses related to technology and development functions. Technology and development expenses are expensed as incurred.

(r)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) professional fees, and (iv) other corporate expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Share-based compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees and directors, which are subject to service and performance conditions.

Share-based payment transactions with employees are measured at the grant-date fair value, and are recognized as compensation expense, net of estimated forfeitures, over the vesting period, and when the Group considers that it is probable that the performance condition will be achieved.

Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Group’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple, forfeiture rate and expected dividend yield.

(t)	Employee benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB19,185,896 and RMB26,900,928 for the years ended December 31, 2018 and 2019, respectively.

(u)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2018 and 2019, the Group did not have any unrecognized uncertain tax positions.

(v)	Operating leases

The Group leases premises for offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term.

(w)	Foreign currency translation and foreign currency risks

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated at Hong Kong S.A.R. and the United States is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive loss.

The financial statements of the Company and its subsidiaries incorporated at Hong Kong S.A.R., and the United States are translated from US$ into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ deficit.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(x)	Concentration and risk

Concentration of suppliers

The Group purchases all of its computing, storage and bandwidth services (“cloud services”) from two suppliers for the years ended December 31, 2018 and 2019. Although there are a limited number of cloud providers of the particular cloud services, management believes that other cloud providers could provide similar services on comparable terms. A change in cloud providers, however, could cause negatively impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, term deposits and accounts receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group’s investment policy requires cash and cash equivalents, and term deposits to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

The Group conducts credit evaluations on its customers prior to delivery of services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

(y)	Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiary, VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2018 and 2019, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(z)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion of redemption feature related to the Group’s redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(aa)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer do not segregate the Group’s business by service lines. Management has determined that the Group has one operating segment, which is the mobile platform operations.

(bb)	Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), ASU 2019-09 deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-02 will be applied for the fiscal year ending December 31, 2021. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB amended ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-13 will be applied for the fiscal year ending December 31, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows—Classification of Certain Cash Receipts and Payments. The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Group adopted this ASU beginning January 1, 2018. The adoption of this ASU does not have any impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group is currently evaluating the effect of the disclosure requirements of ASU 2018-13 will have on its consolidated financial statements and does not expect the impact to be material.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	11,347,734	1,217,559
Allowance for doubtful accounts	(1,857,463)	—

Accounts receivable, net	9,490,271	1,217,559

The movements of the allowance for doubtful accounts were as follows:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Balance at the beginning of the year	970,453	1,857,463
Additions charged to bad debt expense	887,010	592,717
Write-off of bad debt allowance	—	(2,450,180)

Balance at the end of the year	1,857,463	—

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets at December 31, 2018 and 2019 consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Receivable from third party payment platforms	12,920,095	21,259,208
Deferred IPO costs*	—	8,489,966
Interest receivable	7,080,891	2,368,175
Deductible input VAT	6,052,920	4,703,997
Others**	12,692,091	15,664,584

Prepayments and Other Current Assets	38,745,997	52,485,930

*

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs and will be offset against the gross proceeds received from such offering.

**	Others mainly include prepaid annual software service fees, network service fees and rental fees.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Office and electronic equipment	5,714,602	7,758,859
Leasehold improvements	4,726,174	8,155,554

Property and Equipment	10,440,776	15,914,413
Accumulated depreciation	(5,745,009)	(7,972,327)

Property and Equipment, net	4,695,767	7,942,086

Depreciation expenses on property and equipment were allocated to the following expense items:

	As of December 31,
	2018	2019
	RMB	RMB
Cost of revenues	591,391	525,956
Selling and marketing expenses	881,679	997,224
Technology and development expenses	713,799	845,318
General and administrative expenses	241,865	251,184

Total depreciation expenses	2,428,734	2,619,682

6. INVESTMENT SECURITIES

Investment securities consisted of the following:

	As of December 31,
	2018	2019
Available-for-sale debt securities:	RMB	RMB
Mengmei Life Pty. Ltd (“Mengmei”)(a).	21,559,157	23,523,746
Equity securities with readily determinable fair value:
Warrant to purchase Mengmei’s interests(a).	278,742	5,302
Others.	50,000	50,000

	21,887,899	23,579,048

(a)

On September 7, 2018, the Group entered into an investment agreement with Mengmei to acquire 9,375,000 redeemable convertible preferred shares, which represented 8.15% equity interest of Mengmei on a fully-diluted basis, in exchange for a cash consideration of US$3 million (equivalent to RMB20,587,500). The investment was classified as AFS debt security because the investment contains substantive liquidation preference and redemption provision and is redeemable at the option of the investor. The Group recorded the investment at fair value. Unrealized gain of US$256,068 (equivalent to RMB1,693,634) and US$230,731 (equivalent to RMB1,591,098), net of nil income taxes were recorded in other comprehensive income for the years ended December 31, 2018 and 2019, respectively.

In connection with this transaction, the Group also received a warrant to purchase certain number of shares in a single transaction or a series of related transactions from Mengmei’s founders within three years from the issuance date, so as to enable the Group holding no less than 51% of all equity interests of Mengmei on a fully-diluted basis. The exercise price of the warrant was determined based on the 100% equity value of Mengmei between US$100,000,000 and US$200,000,000. The warrant is an equity security with readily determinable fair value.

6. INVESTMENT SECURITIES (Continued)

Losses of US$74,185 (equivalent to RMB490,661) and US$39,854 (equivalent to RMB274,829) were recorded in changes in fair value of financial instruments for the years December 31, 2018 and 2019, respectively.

For initial recognition, the Group allocated the total consideration to AFS debt security and warrant based on their relative fair values.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Advertising and marketing fees payable	23,770,556	14,843,734
Accrued payroll and welfare	10,870,040	17,176,014
Cash collected on behalf of service providers*	8,029,064	16,509,357
Technology supporting fees payable	9,021,829	4,272,662
Accrued IPO costs	—	6,227,056
Rebate to advertising customers	2,366,585	3,899,282
Interest payable	—	2,695,890
Other taxes payable	1,143,564	2,662,427
Deposits	1,100,000	1,070,000
Others	1,703,073	2,412,151

Accrued Expenses and Other Current Liabilities	58,004,711	71,768,573

*	This is the cash the Company received on behalf of the service providers from the customers for the family planning services.

8. CONVERTIBLE DEBT

On March 9, 2017, the Company entered into a convertible debt agreement with ShanShui CongRong Media Investment Co., Ltd (“ShanShui CongRong”), a third party investor, to borrow a one-year loan in the amount of US$3.0 million. During the period of the loan, ShanShui CongRong was entitled to convert all of the outstanding principal of the convertible debt into 116,640 shares of Series C-2 Redeemable Convertible Preferred Shares (“Series C-2 Preferred Shares”) of the Company. The interest rate of this convertible debt is 5% simple interest per annum. However, no interest shall be accrued on the outstanding principal amount, if any portion of the principal amount is converted to the Company’s Series C-2 Preferred Shares. The conversion price is US$25.72 per share. On March 8, 2018, the term of maturity date of this convertible debt was extended to March 8, 2020.

The Company concluded the embedded conversion option did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company further determined that there was no beneficial conversion feature attributable to the convertible debt because the initial effective conversion price of the convertible debt was higher than the fair value of the Company’s Series C-2 Preferred Shares at the commitment date. The Company elected to measure the convertible debt in its entirety at fair value with changes in fair value recognized in earnings in consolidated statement of comprehensive loss.

The Company adopted a scenario-weighted average method to estimate fair value of the convertible debt based on the probability of each scenario and pay-off of convertible debt under each scenario. Changes in fair value of convertible debt in the amount of RMB3,553,249 and RMB8,749,608 for the years ended December 31, 2018 and 2019, respectively, were recognized in the consolidated statements of comprehensive loss.

8. CONVERTIBLE DEBT (Continued)

On November 20, 2019, the Group and ShanShui CongRong agreed to terminate the convertible debt agreement, pursuant to which the principal amount of US$3.0 million (equivalent to RMB20.0 million) was fully paid in November 2019 and the accrued interest of RMB2.7 million will be paid by the end of the first quarter of 2020. The difference in the amount of US$1.3 million (equivalent to RMB9.0 million) between the settlement amount of US$3.2 million (equivalent to RMB22.7 million) and the carrying amount of US$4.5 million (equivalent to RMB31.8 million) as at November 20, 2019 was recognized as a gain on extinguishment of a convertible debt for the year ended December 31, 2019. The Company has paid off the interest in the amount of RMB2.7 million on March 9, 2020.

9. MEZZANINE EQUITY

Series A Convertible Preferred Shares

On April 27, 2013, the Company entered into a share purchase agreement with an investor, pursuant to which the Company issued 1,275,000 Series A convertible preferred shares (“Series A Preferred Shares”) at US$0.38 per share for an aggregated cash consideration of US$482,253 (equivalent to RMB3,000,000).

On November 4, 2014, the Company, the shareholder of the Series A Preferred Shares and a new investor entered into a share transfer agreement, pursuant to which the shareholder of Series A Preferred Shares sold 124,138 Series A Preferred Shares to the new investor, and the shares were immediately re-designated into Series A-1 redeemable convertible preferred shares (“Series A-1 Preferred Shares”).

On February 8, 2018, the Company entered into a share purchase agreement with an investor pursuant to which the Company issued 288,240 Series A Preferred Shares at US$27.75 per share for an aggregated cash consideration of US$8,000,000 (equivalent to RMB50,753,200).

The rights, preferences and privileges of the Series A Preferred Shares are as follows:

Conversion Rights

Each Series A Preferred Shares is convertible, at the option of the holder, at any time after the issuance date according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and certain other events. The conversion price of Series A Preferred Shares is the same as its original issuance price and no adjustments to conversion price have occurred. As of December 31, 2018, each Series A Preferred Shares is convertible into one ordinary share.

Each Series A Preferred Shares shall automatically be converted into Ordinary Shares at a 1 to 1 initial conversion ratio immediately upon the closing of a Qualified Initial Public Offering (“Qualified IPO”), if the Qualified IPO is approved by the preferred shareholders as defined below.

The “Qualified IPO” was defined as within four anniversary of the Closing Date (January 26, 2018), a firm commitment underwritten public offering of the Ordinary Shares (or securities representing Ordinary Shares) in the United States, Hong Kong S.A.R. or Mainland China (excluding the National Equities Exchange and Quotations), or other jurisdiction with a pre-offering valuation of at least US$850,000,000 and raising at least US$100,000,000 proceeds. The number of shares to be issued by the Company shall be negotiable at the time of the Qualified IPO and after the expiration of the lock-up period after the Qualified IPO in such jurisdiction and subject to the approval by the shareholders of at least ninety-two (92%) of the preferred shares (voting together as a single class and calculated on an as-converted basis).

Voting Rights

Each Series A Preferred Shares shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. The shareholders of Series A Preferred Shares shall vote separately as a

9. MEZZANINE EQUITY (Continued)

class with respect to certain specified matters. Otherwise, the shareholders of Series A Preferred Shares, Series A-1, Series B, Series C, Series C-1, Series D redeemable convertible preferred shares, and ordinary shares shall vote together as a single class.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Liquidation Event as defined in the Sixth Amended And Restated Memorandum And Articles Of Association, either voluntary or involuntary, and after the distribution to the shareholders of Series D Preferred Shares, Series C-1 Preferred Shares, Series B Preferred Shares and Series A-1 Preferred Shares, the shareholders of Series A Preferred Shares shall be entitled to receive, on a pro rata, pari passu basis but prior to any distribution to the shareholders of the Ordinary Shares or any other class or series of shares then outstanding, an amount per Series A Preferred Shares equal to the greater of (i) one hundred and twenty percent (120%) of Series A Preferred Shares issue price, plus all declared but unpaid dividends thereon (as adjusted), and (ii) the aggregate amount that each such Series A Preferred Shares shall be entitled to receive from the total proceeds in connection with such liquidation, dissolution, winding up, or liquidation event calculated on a pro rata basis and as-converted basis.

Drag-along rights

In the event that the shareholders of at least ninety-two (92%) of the preferred shares (“Drag-Along Shareholders”, i.e. the preferred shares in the capital of the Company with a par value of US$0.0001 per share, including Series A Preferred Shares, Series A-1 Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares and Series D Preferred Shares), voting together as a single class and calculated on an as-converted basis, approve a transaction that qualifies as a Liquidation Event (“Drag-Along Sale”) and the valuation of the Company immediately prior to the Drag-Along Sale reaches US$2,500,000,000 or more in the contemplated Drag-Along Sale, then, upon written notice from such Drag-Along Shareholders requesting them to do so, each of the other shareholders of the Company shall (i) vote, or give its written consent with respect to, all the Equity Securities held by them in favor of such proposed Drag-Along Sale and in opposition of any proposal that could reasonably be expected to delay or impair the consummation of any such proposed Drag-Along Sale; (ii) sell, transfer, and/or exchange, as the case may be, all of its Equity Securities in such Drag-Along Sale to such purchaser on the same terms and conditions as were agreed by the Drag-Along Shareholders; (iii) refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to or in connection with such proposed Drag-Along Sale; and (iv) take all actions reasonably necessary to consummate the proposed Drag-Along Sale, including without limitation amending the then existing Articles. If any Dragged Shareholder does not elect to vote, or give its written consent with respect to such proposed Drag-Along Sale, such Dragged Shareholder shall be obliged to purchase all the shares held by the Drag-Along Shareholders at the price. A Drag-Along Sale shall be deemed as a liquidation event.

The Company classified Series A Preferred Shares as mezzanine equity instead of permanent equity on the consolidated balance sheet because of the existence of such drag-along rights. Triggering of this drag-along right results in a deemed liquidation of the Company at the option of a majority of the shareholders of preferred shares with a required distribution of the transaction proceeds in accordance with the Company’s Memorandum and Articles of Association.

The Company concluded the embedded conversion option in the Series A Preferred Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company also determined that there was no beneficial conversion feature attributable to Series A Preferred Shares because the initial effective conversion

9. MEZZANINE EQUITY (Continued)

prices of Series A Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm.

The Series A Preferred Shares were recorded initially at fair value. The excess of the cash consideration in the amount of US$8,000,000 over the fair value of Series A Preferred Shares at issuance dates in 2018 in the amount of US$4,262,771, was in the amount of US$3,737,229 (equivalent to RMB23,709,541) and recorded in additional paid in capital.

The Company’s Series A Preferred Shares activities for the years ended December 31, 2018 and 2019 are as follows:

Amount RMB
Balance as of January 1, 2018	2,707,910
Issuance of preferred shares	27,043,659

Balance as of December 31, 2018 and 2019	29,751,569

Series A-1, Series B, Series C, Series C-1 and Series D Redeemable Convertible Preferred Shares (collectively “Redeemable Convertible Preferred Shares”)

On May 15, 2014, the Company entered into a share purchase agreement with an investor, pursuant to which the Company issued 2,000,000 Series A-1 Preferred Shares at US$0.88 per share for an aggregated cash consideration of US$1,764,700 (equivalent to RMB10,877,611).

On October 30, 2014, the Company entered into a share purchase agreement with an investor, pursuant to which the Company issued 1,862,069 Series B redeemable convertible preferred shares (“Series B Preferred Shares”) at US$6.63 per share for an aggregated cash consideration of US$12,350,000 (equivalent to RMB75,899,395).

On November 4, 2014, 124,138 Series A Preferred Shares were re-designated into Series A-1 Preferred Shares.

On March 18, 2016 and April 8, 2016, the Company entered into share purchase agreement with a group of investors, pursuant to which the Company issued 1,091,391 Series C redeemable convertible preferred shares (“Series C Preferred Shares”) at US$12.88 per share for an aggregated cash consideration of US$14,061,477 (equivalent to RMB90,876,514).

On May 9, 2016, the Company issued convertible promissory notes in the amount of US$1,999,983 (equivalent to RMB13,020,889) to certain investors, which were subsequently converted into 155,230 Series C Preferred Shares upon the issuance of Series C-1 redeemable convertible preferred shares (“Series C-1 Preferred Shares”) on June 27, 2016.

On June 27, 2016, the Company entered into a share purchase agreement with certain investors, pursuant to which the Company issued 745,114 Series C-1 Preferred Shares at US$16.10 per share for an aggregated cash consideration of US$12,000,000 (equivalent to RMB79,650,000). On June 27, 2016, a shareholder of the Series A-1 Preferred Shares sold 232,847 Series A-1 Preferred Shares to a holder of the Series C-1 Preferred Shares, and the shares were immediately re-designated into Series C-1 Preferred Shares at issuance price of US$12.88 per share.

9. MEZZANINE EQUITY (Continued)

From June 9, 2017 to November 2, 2017, the Company entered into share purchase agreements with a group of investors (“Series D Preferred Shareholders”), and pursuant to which the Company issued 1,080,901 Series D redeemable convertible preferred shares (“Series D Preferred Shares”) at US$27.75 per share for an aggregated cash consideration of US$29,999,974 (equivalent to RMB200,622,325) in 2017. The issuance costs for the above Series D Preferred Shares were US$740,313 (equivalent to RMB4,950,781). From January 26, 2018 to November 1, 2018, the Company issued 1,062,885 Series D Preferred Shares at US$27.75 per share for an aggregated cash consideration of US$29,499,990 (equivalent to RMB196,648,046) to a group of Series D Preferred Shareholders. The issuance costs for the Series D Preferred Shares issued in 2018 were US$1,045,254 (equivalent to RMB6,913,310).

The rights, preferences and privileges of the Series A-1 Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares, and Series D Preferred Shares are as follows:

Redemption Rights

If the Company fails to complete the Qualified IPO prior to the fourth year anniversary of January 26, 2018, the shareholders of Series D Preferred Shares shall be entitled to request the Company to redeem the Series D Preferred Shares in cash out of funds legally available therefor. In addition, if any of the entities within the Group or Mr. Baoli Ma (the “Founder”) materially breaches any of the Transaction Agreements (as respectively defined in the Series D Share Purchase Agreements), the shareholders of Series D Preferred Shares shall be entitled to request the Company to redeem the Series D Preferred Shares in cash out of funds legally available therefor. Upon the completion of the redemption of the Series D Preferred Shares, shareholders of other Redeemable Convertible Preferred Shares shall also be entitled to request the Company to redeem their shares.

In addition, if the Company fails to complete the Qualified IPO prior to the respective fourth year anniversaries of the respective closing dates of Series C-1 Preferred Shares, Series C Preferred Shares, and Series B Preferred Shares together with Series A-1 Preferred Shares, respective (the “Redemption Start Date”), shareholders shall be entitled to request the Company to redeem in cash out of funds legally available therefor. When any of such shareholders request to redeem their shares, shareholders with higher priority of preference shall also be entitled to request the Company to redeem in cash out of funds legally available therefor. The original Redemption Start Date was November 4, 2018 for Series B Preferred Shares together with Series A-1 Preferred Shares, April 8, 2020 for Series C Preferred Shares, June 27, 2020 for Series C-1 Preferred Shares and January 26, 2022 for Series D Preferred Shares. On November 11, 2019, Series A-1, Series B, Series C and Series C-1 Preferred shareholders entered into an amendment to the redemption rights with the Company and agreed to extend the Redemption Start Date to the earlier of the following: (1) June 30, 2021, if the Company has not completed a Qualified IPO by then, (2) official termination of the IPO process of the Company, (3) the occurrence of liquidation, winding up or dissolution of the Company or substantive change of the principal business of the Company, and (4) any Preferred Share is redeemed by the Company.

The redemption preference from high priority to low priority is as follows in sequence: Series D Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, and Series B Preferred Shares together with Series A-1 Preferred Shares.

For Series D Preferred Shares, the redemption price shall be the greater of (i) sum of the issue price plus all declared but unpaid dividends, and a compounded ten percent (10%) per annum return measured from the issuance date to actual payment date of the redemption; (ii) the fair market value as determined through an independent appraisal performed by a reputable appraisal firm mutually agreed upon by the Company and the majority shareholders of Series D Preferred Shares; provided that such valuation shall not take into account any liquidity or minority interest discounts. The redemption price shall be proportionally adjusted for share splits, share consolidations, share dividends, recapitalizations and the like.

9. MEZZANINE EQUITY (Continued)

For Series C-1 Preferred Shares, Series C Preferred Shares, and Series B Preferred Shares, the redemption price shall be the greater of (i) sum of the respective issue prices plus all declared but unpaid dividends, and a compounded eight percent (8%) per annum return measured from the respective issuance dates to actual payment dates of the redemption; (ii) the fair market value of respective preferred shares as determined through an independent appraisal performed by a reputable appraisal firm mutually agreed upon by the Company and the respective majority shareholders of preferred shares; provided that such valuation shall not take into account any liquidity or minority interest discounts. The redemption price shall be proportionally adjusted for share splits, share consolidations, share dividends, recapitalizations and the like.

For Series A-1 Preferred Shares, the redemption price shall be sum of the issue price plus all declared but unpaid dividends, and a compounded eight percent (8%) per annum return measured from the issuance date to actual payment date of the redemption.

The Company determines whether an amendment to the redemption rights of Series A-1, Series B, Series C and Series C-1 Preferred shareholders represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the amendment represents an extinguishment. The Company has determined that the amendment to the redemption rights of Series A-1, Series B, Series C and Series C-1 Preferred Shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC 718-20, Compensation—Stock Compensation. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. Modifications that result in a decrease in the fair value of the modified preferred shares were not recognized.

Conversion Rights

Each Redeemable Convertible Preferred Share is convertible, at the option of the shareholder, at any time after the issuance date according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and certain other events. Each Redeemable Convertible Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each Redeemable Convertible Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred. As of December 31, 2018, each Redeemable Convertible Preferred Share is convertible into one ordinary share.

Each Redeemable Convertible Preferred Share shall automatically be converted into Ordinary Shares at a 1-to-1 initial conversion ratio immediately upon the closing of the Qualified IPO.

Voting Rights

Each Redeemable Convertible Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. The shareholders of Redeemable Convertible Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the shareholders of Redeemable Convertible Preferred Shares, convertible preferred shares and ordinary shares shall vote together as a single class.

Dividend Rights

Each holder of Redeemable Convertible Preferred Shares shall be entitled to receive dividends at the rate of eight percent (8%) per annum of the applicable issue price. Such dividends shall be payable only when, as, and if

9. MEZZANINE EQUITY (Continued)

declared by the Board of Directors and shall be non-cumulative. Dividend rights preference is as follows in sequence: Series D Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A-1 Preferred Shares.

After the preferential dividends relating to the Redeemable Convertible Preferred Shares and dividends related to the Series A Preferred Shares have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends out of funds legally available therefor may be declared in that fiscal year for the Ordinary Shares and, if such additional dividends are declared, then such additional dividends shall be declared pro rata on the Ordinary Shares and all Preferred Shares on an as-converted basis.

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Company, with respect to any other class or series of shares of the Company, unless and until the dividends of preferred shares with higher priority of preference has been paid in full.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Liquidation Event as defined in the Sixth Amended And Restated Memorandum And Articles Of Association, either voluntary or involuntary, shareholders of Series D Preferred Shares shall be entitled to receive a per share amount equal to the greater of (i) one hundred and fifty percent (150%) of the issuance price, plus all declared but unpaid dividends thereon, (ii) the sum of one hundred percent (100%) of the issuance price, plus a compounded ten percent (10%) per annum return measured from the actual payment date of purchase price to actual payment date of liquidation amount, and (iii) the aggregate amount that each such Series D Preferred Share shall be entitled to receive from the total proceeds in connection with such liquidation, dissolution, winding up, or Liquidation Event calculated on a pro rata basis and as-converted basis.

In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Liquidation Event as defined in the Sixth Amended And Restated Memorandum And Articles Of Association, either voluntary or involuntary, shareholders of Series C-1 Preferred Shares, Series C Preferred Shares, and Series B Preferred Shares shall be entitled to receive a per share amount equal to the greater of (i) one hundred and fifty percent (150%) of the issuance price, plus all declared but unpaid dividends thereon, and (ii) the aggregate amount that each such preferred share shall be entitled to receive from the total proceeds in connection with such liquidation, dissolution, winding up, or Liquidation Event calculated on a pro rata basis and as-converted basis.

In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Liquidation Event as defined in the Sixth Amended And Restated Memorandum And Articles of Association, either voluntary or involuntary, shareholders of Series A-1 Preferred Shares shall be entitled to receive a per share amount equal to the greater of (i) one hundred and twenty percent (120%) of the issuance price, plus all declared but unpaid dividends thereon, and (ii) the aggregate amount that each such preferred share shall be entitled to receive from the total proceeds in connection with such liquidation, dissolution, winding up, or Liquidation Event calculated on a pro rata basis and as-converted basis.

Liquidation preference is as follows in sequence: Series D Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A-1 Preferred Shares together with Series A Preferred Shares.

Drag-along rights

Drag-along rights of the Redeemable Convertible Preferred Shares are the same as the rights of Series A Preferred Shares.

9. MEZZANINE EQUITY (Continued)

The Company classified the Redeemable Convertible Preferred Shares as mezzanine equity in the consolidated balance sheet as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control.

The Company concluded the embedded conversion and redemption option of the Redeemable Convertible Preferred Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company also determined that there was no beneficial conversion feature attributable to the Redeemable Convertible Preferred Shares because the initial effective conversion prices of these Redeemable Convertible Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm.

The Redeemable Convertible Preferred Shares were recorded initially at fair value, net of issuance costs. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Redeemable Convertible Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date for the Redeemable Convertible Preferred Shares.

The excess of fair value of Series D Preferred Shares issued in 2018 in the amount of US$29,732,090, over the cash proceeds of US$29,499,990 was US$232,100 and in substance a transfer of wealth from ordinary shareholders to the holders of Preferred Shares and therefore was treated as deemed dividend to the shareholders of the Redeemable Convertible Preferred Shares.

The Company’s Redeemable Convertible Preferred Shares activities for the years ended December 31, 2018 and 2019 consist of the following:

	Series A-1 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series C-1 Preferred Shares	Series D Preferred Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	14,421,687	126,523,152	120,091,743	110,232,273	202,588,261	573,857,116
Issuance of preferred shares	—	—	—	—	196,648,046	196,648,046
Payments of issuance cost	—	—	—	—	(6,913,310)	(6,913,310)
Accretion of redeemable convertible preferred shares	1,167,825	102,470,738	49,981,880	33,756,653	49,237,802	236,614,898
Foreign currency translation adjustment	770,139	10,231,356	7,929,875	6,822,117	19,204,338	44,957,825

Balance as of December 31, 2018	16,359,651	239,225,246	178,003,498	150,811,043	460,765,137	1,045,164,575

Accretion and modification of redeemable convertible preferred shares	1,315,008	237,680,316	144,659,627	104,388,417	142,962,195	631,005,563
Foreign currency translation adjustment	284,668	6,706,446	4,615,264	3,698,609	9,251,062	24,556,049

Balance as of December 31, 2019	17,959,327	483,612,008	327,278,389	258,898,069	612,978,394	1,700,726,187

10. ORDINARY SHARES

Upon incorporation in 2013, the Company’s authorized ordinary shares were 500,000,000 shares with a par value of US$0.0001 per share. The number of authorized ordinary shares was reduced to 489,944,215 as of December 31, 2018, after the issuance of 9,560,830 preferred shares and 494,955 preferred shares authorized but not yet issued since the Company’s incorporation. The number of shares issued and outstanding was 5,614,840 as of December 31, 2018 and 2019.

11. SHARE-BASED COMPENSATION

On March 11, 2015, the Board of Directors of the Company approved and adopted the 2015 Stock Incentive Plan (the “Plan”), under which the Company reserves 1,551,724 shares to motivate directors, employees and consultants of the Group. Stock options granted to an employee under the 2015 Plan are generally subject to a four-year service schedule, under which 25% of the option shall vest on the first anniversary of the vesting commencement date, and the remaining portion shall vest monthly over subsequent 36 months on a pro-rata basis. In addition, no options can be exercised until the Company completes an initial public offering.

The following table sets forth the stock options activity for the years ended December 31,2018 and 2019:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2018	790,356	0.01
Granted	697,268	0.01
Repurchased	(288,240)	0.01
Forfeited	(215,263)	0.01

Outstanding at December 31, 2018	984,121	0.01	6.19	17,622,275

Granted	156,623	0.01
Forfeited	(56,199)	0.01

Outstanding at December 31, 2019	1,084,545	0.01	5.19	40,882,032

On April 12, 2018, the Board of Directors of the Company approved to repurchase 288,240 unvested share options from BlueCity Media Limited, which is controlled by Mr. Baoli Ma, founder, Chairman and Chief Executive Officer of the Company, with consideration of US$8 million (equivalent to RMB50,267,200). RMB50,267,200 was recognized in general and administrative expenses as share based compensation expenses.

As of December 31, 2018 and 2019, no share options were exercisable, since their exercisability is subject to the completion of an initial public offering of the Company.

The fair value of the options is estimated on the dates of grant using the binomial option pricing model with the following key assumptions used:

	2018	2019
	US$	US$
Risk-free rate of return (per annum)	2.56%-2.80%	1.78%-2.56%
Volatility	51.60%-60.90%	57.20%-60.91%
Expected dividend yield	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	US$9.37-US$17.92	US$17.95-US$31.15
Expiration Date	March 10, 2025	March 10, 2025
Forfeiture rate	0%-8%	0%-8%

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected dividend yield is zero as the Company has never declared or

11. SHARE-BASED COMPENSATION (Continued)

paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

The weighted average grant date fair value of the share options for the years ended December 31, 2018 and 2019 were US$12.10 and US$29.02, respectively. The total fair value of options granted to employees as of December 31, 2018 and 2019 amounted to RMB59,090,505 and RMB90,125,656, respectively. Since the exercisability is dependent upon completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2018 and 2019. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of an initial public offering of the Company.

12. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2019:

	As of December 31, 2018			Total Fair Value
RMB	Level 1	Level 2	Level 3
Investment securities:
Debt securities	—	—	21,559,157	21,559,157
Equity securities with readily determinable fair value	—	—	328,742	328,742

Total	—	—	21,887,899	21,887,899

Liabilities:
Convertible debt	—	—	22,450,219	22,450,219

	As of December 31, 2019			Total Fair Value
RMB	Level 1	Level 2	Level 3
Investment securities:
Debt securities	—	—	23,523,746	23,523,746
Equity securities with readily determinable fair value	—	—	55,302	55,302

Total	—	—	23,579,048	23,579,048

12. FAIR VALUE MEASUREMENT (Continued)

The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the years ended December 31, 2018 and 2019:

		For the Year Ended December 31, 2018				December 31, 2018
			Gain or Losses
RMB	January 1, 2018	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment
Investment securities:
Debt securities	—	19,751,605	—	1,693,634	113,918	21,559,157
Equity securities with readily determinable fair value	—	835,895	(490,661)	—	(16,492)	328,742

Total	—	20,587,500	(490,661)	1,693,634	97,426	21,887,899

Liabilities:
Convertible debt	(17,863,647)	—	(3,553,249)	—	(1,033,323)	(22,450,219)

		For the Year Ended December 31, 2019				December 31, 2019
			Gain or Losses
RMB	January 1, 2019	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	Extinguishment
Investment securities:
Debt securities	21,559,157	—	1,591,098	373,491	—	23,523,746
Equity securities with readily determinable fair value	328,742	(274,829)	—	1,389	—	55,302

Total	21,887,899	(274,829)	1,591,098	374,880	—	23,579,048

Liabilities:
Convertible debt	(22,450,219)	(8,749,608)	—	(633,141)	31,832,968	—

For debt securities, equity securities with readily determinable fair value and convertible debt that do not have a quoted market rate, the Company measured their fair value based on the market approach or income approach when no recent transactions are available. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the investee’s historical earning on sale, discount of lack of marketability, investee’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the investee as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

13. INCOME TAX

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

PRC

The Group’s PRC subsidiary, VIE and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as “high-and-new technology enterprises” (“HNTE”) are entitled to a preferential income tax rate of 15%.

In 2017, BlueCity Information Technology received the approval from the tax authority that it qualified as an HNTE. The certificate entitled BlueCity Information Technology to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019.

The components of loss before income taxes are as follows:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
PRC, excluding Hong Kong S.A.R.	108,078,831	13,363,885
Hong Kong S.A.R.	32,293,002	36,302,843
Cayman	4,043,086	646,803
Others	145,279	1,685,423

Total	144,560,198	51,998,954

The Group’s income tax expense recognized in the consolidated statements of comprehensive loss consists of the following:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Current income tax expense-PRC, excluding Hong Kong S.A.R.	—	112,473
Current income tax expense-Hong Kong S.A.R.	—	818,081

Current income tax expense-total	—	930,554

Deferred income tax expense	—	—

Income tax expense	—	930,554

13. INCOME TAX (Continued)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018 and 2019 are as follows:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
PRC Statutory income tax rate	(25.0)%	(25.0)%
Increase/(decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	2.8%	6.1%
Preferential tax rate	4.7%	6.5%
Research and development expenses additional deduction	(4.0)%	(15.5)%
Non-deductible share-based compensation expenses	8.7%	—
Other non-deductible expenses	1.3%	0.5%
Change in valuation allowance	11.5%	29.2%

Effective income tax rate	—	1.8%

b)	Deferred income tax assets

	As of December 31,
	2018	2019
	RMB	RMB
Net operating loss carry forwards	42,201,148	57,190,726
Allowance for doubtful accounts	464,366	—
Donation	200,000	307,587
Deductible advertising expenses	45,445	462,196

Total deferred tax assets	42,910,959	57,960,509

Less: Valuation allowance	(42,910,959)	(57,960,509)

Deferred income tax assets, net	—	—

As of December 31, 2019, the Group had net operating loss carry forwards of RMB224,280,597 primarily attributable to the PRC subsidiaries, consolidated VIE and VIE’s subsidiaries. The losses carried forward by the PRC companies will expire during the period from year 2020 to year 2024.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2018 and 2019.

13. INCOME TAX (Continued)

Changes in valuation allowance are as follows:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Balance at the beginning of the year	25,587,080	42,910,959
Additions of valuation allowance	17,323,879	15,049,550

Balance at the end of the year	42,910,959	57,960,509

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary, consolidated VIE and VIE’s subsidiaries for the years from 2015 to 2019 are open to examination by the PRC tax authorities. The Hong Kong tax authorities have up to six years to conduct examinations of the Company’s tax filings. Accordingly, the Hong Kong subsidiaries’ tax years 2014 through 2019 remain open to examination by the Hong Kong tax authorities.

14. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Numerator:
Net loss	(144,560,198)	(52,929,508)
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(1,535,112)	—
Accretion and modification of redeemable convertible preferred shares	(236,614,898)	(631,005,563)

Numerator for basic and diluted net loss per share calculation	(382,710,208)	(683,935,071)

Denominator:
Weighted average number of ordinary shares	5,614,840	5,614,840

Denominator for basic and diluted net loss per share calculation	5,614,840	5,614,840

Net loss per ordinary share
—Basic and diluted	(68.16)	(121.81)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2018	2019
Stock options	984,121	1,084,545
Preferred shares	9,560,830	9,560,830
Convertible debt	116,640	—

15. RELATED PARTY TRANSACTIONS

On April 12, 2018, the Board of Directors of the Company approved to repurchase 288,240 unvested share options from BlueCity Media Limited, which is controlled by Mr. Baoli Ma, founder, Chairman and Chief Executive Officer of the Company, with consideration of US$8 million. US$7 million was paid in the year of 2018, and the remaining US$1 million (equivalent to RMB6,898,800) was paid in the year of 2019.

During the year ended December 31, 2019, the Group provided interest free loans in the amount of RMB8.0 million to Mr. Baoli Ma. All the loans were repaid by Mr. Baoli Ma during the year ended December 31, 2019.

16. REVENUE INFORMATION

Revenues consisted of the following:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Live streaming	457,778,031	671,410,681
Advertising	32,919,778	35,383,571
Membership	4,716,854	36,738,369
Others	5,877,149	15,355,285

Total revenues	501,291,812	758,887,906

The following summarizes the Company’s revenues by geographic areas (based on the locations of customers):

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
PRC, excluding Hong Kong S.A.R.	484,160,833	708,671,224
Others	17,130,979	50,216,682

Total revenues	501,291,812	758,887,906

17. COMMITMENTS AND CONTINGENCIES

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses were RMB6,205,072 and RMB8,127,122 for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, future minimum lease commitments under office non-cancelable operating lease agreements, were as follows:

Year ending December 31,	Offices
RMB
2020	7,634,065
2021	4,275,036
2022	482,794

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2019.

18. SUBSEQUENT EVENT

Management has considered subsequent events through March 13, 2020, which was the date the consolidated financial statements were issued.

A novel strain of coronavirus, later named COVID-19, was reported in December 2019 and broke out in January, 2020 in China. The outbreak led to travel restrictions and various other types of interruptions to the Group’s employees and suppliers. In addition, the outbreak had adverse impacts on the activity levels of the users, as they are discouraged from engaging in offline social networking activities initiated through the Group’s social networking platform. Certain types of livestreaming content, such as those involving group gatherings and outdoor activities, had also become impracticable as a result of the outbreak. The related financial impact cannot be reasonably estimated at this time but is expected to adversely affected for the full fiscal year of 2020, especially its first two quarters.

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of BlueCity Holdings Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2019, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of BlueCity Holdings Limited, except for those which have been separately disclosed in the consolidated financial statements.

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

(a)	Condensed Balance Sheets

	As of December 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash	251,805	720,560
Prepayments and other current assets	70,773	7,074,766

Total current assets	322,578	7,795,326

Non-current assets
Investment in subsidiaries and consolidated VIE and VIE’s subsidiaries	418,869,694	335,182,397

Total non-current assets	418,869,694	335,182,397

Total assets	419,192,272	342,977,723

Liabilities
Current liabilities
Amount due to a related party	6,863,200	—
Total current liabilities	6,863,200	—

Non-current liabilities
Convertible debt	22,450,219	—

Total non-current liabilities	22,450,219	—

Total liabilities	29,313,419	—

Mezzanine Equity
Series A Convertible Preferred Shares	29,751,569	29,751,569
Series A-1 Redeemable Convertible Preferred Shares	16,359,651	17,959,327
Series B Redeemable Convertible Preferred Shares	239,225,246	483,612,008
Series C Redeemable Convertible Preferred Shares	178,003,498	327,278,389
Series C-1 Redeemable Convertible Preferred Shares	150,811,043	258,898,069
Series D Redeemable Convertible Preferred Shares	460,765,137	612,978,394

Total mezzanine equity	1,074,916,144	1,730,477,756

Shareholders’ deficit:
Ordinary Shares	3,446	3,446
Accumulated other comprehensive loss	(22,574,272)	(41,101,943)
Accumulated deficit	(662,466,465)	(1,346,401,536)

Total shareholders’ deficit	(685,037,291)	(1,387,500,033)

Total liabilities, mezzanine equity and shareholders’ deficit	419,192,272	342,977,723

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

(b)	Condensed Statements of Results of Operations

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Total operating expenses	(261,927)	(883,243)
Change in fair value of a convertible debt	(3,553,249)	(8,749,608)
Gain on extinguishment of a convertible debt	—	8,986,048
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(140,745,022)	(52,282,705)

Loss before income tax	(144,560,198)	(52,929,508)
Income tax expense	—	—

Net loss	(144,560,198)	(52,929,508)

(c)	Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Net cash used in operating activities	(261,927)	(702,200)
Net cash (used in)/provided by investing activities	(240,685,100)	2,015,462
Net cash provided by/(used in) financing activities	166,251,377	(920,710)
Effect of foreign currency exchange rate changes on cash	2,572,689	76,203

Net (decrease)/increase in cash	(72,122,961)	468,755
Cash at the beginning of the year	72,374,766	251,805

Cash at the end of the year	251,805	720,560

BLUECITY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2019	As of March 31, 2020		Pro forma as of March 31, 2020
		RMB	RMB	US$	RMB
				(Note 1(b))	(Note 17)
ASSETS
Current assets
Cash and cash equivalents		297,273,822	279,084,130	39,414,209	279,084,130
Term deposits		83,016,780	84,312,690	11,907,227	84,312,690
Accounts receivable (net of allowance of nil as of December 31, 2019 and March 31, 2020)	2	1,217,559	1,058,917	149,548	1,058,917
Inventories		—	1,404,703	198,382	1,404,703
Prepayments and other current assets	3	52,485,930	60,278,796	8,512,992	60,278,796

Total current assets		433,994,091	426,139,236	60,182,358	426,139,236

Non-current assets
Property and equipment, net	4	7,942,086	8,638,933	1,220,050	8,638,933
Intangible asset, net	5	—	3,905,317	551,536	3,905,317
Investment securities		23,579,048	23,585,526	3,330,913	23,585,526
Other non-current assets		1,360,429	1,360,429	192,129	1,360,429

Total non-current assets		32,881,563	37,490,205	5,294,628	37,490,205

Total assets		466,875,654	463,629,441	65,476,986	463,629,441

LIABILITIES
Current liabilities
Accounts payable		18,633,876	18,281,688	2,581,866	18,281,688
Deferred revenue (including deferred revenue of VIE without recourse to the Company of RMB865,167 and RMB819,390 as of December 31, 2019 and March 31, 2020, respectively)		32,555,402	30,069,033	4,246,559	30,069,033
Income tax payable (including income tax payable of VIE without recourse to the Company of RMB112,473 as of December 31, 2019 and March 31, 2020)		940,080	1,209,299	170,786	1,209,299
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB29,575,764 and RMB30,905,502 as of December 31, 2019 and March 31, 2020, respectively)	6	71,768,573	74,958,654	10,586,184	74,958,654

Total current liabilities		123,897,931	124,518,674	17,585,395	124,518,674
Non-current liability
Deferred tax liability (including deferred tax liability of VIE without recourse to the Company of nil and RMB390,640 as of December 31, 2019 and March 31, 2020, respectively)		—	390,640	55,169	390,640

Total non-current liability		—	390,640	55,169	390,640

Total liabilities		123,897,931	124,909,314	17,640,564	124,909,314

Commitments and contingencies (Note 14)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUECITY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

	Note	As of December 31, 2019	As of March 31, 2020		Pro forma as of March 31, 2020
		RMB	RMB	US$	RMB
				(Note 1(b))	(Note 17)
MEZZANINE EQUITY
Series A Convertible Preferred Shares (US$0.0001 par value, 1,439,102 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; Liquidation value of RMB92,981,579 and RMB93,649,562 as of December 31, 2019 and March 31, 2020, respectively)		29,751,569	29,751,569	4,201,724	—
Series A-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 1,891,291 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; Redemption value of RMB17,959,327 and RMB18,593,030 as of December 31, 2019 and March 31, 2020, respectively; Liquidation value of RMB42,744,121 and RMB42,123,821 as of December 31, 2019 and March 31, 2020, respectively)	7	17,959,327	18,593,030	2,625,837	—
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 1,862,069 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; Redemption value of RMB483,612,008 and RMB496,821,852 as of December 31, 2019 and March 31, 2020, respectively; Liquidation value of RMB129,234,158 and RMB131,251,531 as of December 31, 2019 and March 31, 2020, respectively)	7	483,612,008	496,821,852	70,164,650	—
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 1,246,621 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; Redemption value of RMB327,278,389 and RMB336,169,771 as of December 31, 2019 and March 31, 2020, respectively; Liquidation value of RMB165,349,570 and RMB170,695,628 as of December 31, 2019 and March 31, 2020, respectively)	7	327,278,389	336,169,771	47,476,242	—
Series C-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 977,961 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; Redemption value of RMB258,898,069 and RMB265,961,956 as of December 31, 2019 and March 31, 2020, respectively; Liquidation value of RMB156,964,366 and RMB159,414,614 as of December 31, 2019 and March 31, 2020, respectively)	7	258,898,069	265,961,956	37,561,004	—
Series D Redeemable Convertible Preferred Shares (US$0.0001 par value, 2,522,101 shares authorized, 2,143,786 shares issued and outstanding as of December 31, 2019 and March 31, 2020; Redemption value of RMB612,978,394 and RMB630,333,255 as of December 31, 2019 and March 31, 2020, respectively; Liquidation value of RMB622,625,048 and RMB632,344,356 as of December 31, 2019 and March 31, 2020, respectively)	7	612,978,394	630,333,255	89,020,062	—

Total mezzanine equity		1,730,477,756	1,777,631,433	251,049,519	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUECITY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

	Note	As of December 31, 2019	As of March 31, 2020		Pro forma as of March 31, 2020
		RMB	RMB	US$	RMB
				(Note 1(b))	(Note 16)
SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary Shares (US$0.0001 par value, 489,944,215 shares authorized as of December 31, 2019 and March 31, 2020; 5,614,840 shares issued and outstanding as of December 31, 2019 and March 31, 2020; and 15,175,670 outstanding on a pro forma basis as of March 31, 2020)		3,446	3,446	487	10,220
Additional paid-in capital		—	—	—	1,842,924,492
Accumulated other comprehensive loss		(41,101,943)	(64,611,871)	(9,124,939)	(64,611,871)
Accumulated deficit		(1,346,401,536)	(1,374,302,881)	(194,088,645)	(1,439,602,714)

Total shareholders’ (deficit)/equity		(1,387,500,033)	(1,438,911,306)	(203,213,097)	338,720,127

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		466,875,654	463,629,441	65,476,986	463,629,441

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUECITY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	For the Three Months Ended March 31,
		2019	2020
		RMB	RMB	US$
				(Note 1(b))
Revenues	13	145,340,105	207,473,410	29,300,843
Cost and expenses:
Cost of revenues		(110,286,137)	(139,213,212)	(19,660,662)
Selling and marketing expenses		(25,747,330)	(38,611,169)	(5,452,939)
Technology and development expenses		(29,516,672)	(30,282,538)	(4,276,711)
General and administrative expenses		(5,259,388)	(9,790,319)	(1,382,655)

Total cost and expenses		(170,809,527)	(217,897,238)	(30,772,967)

Operating loss		(25,469,422)	(10,423,828)	(1,472,124)

Changes in fair value of financial instruments		(3,261,251)	(4,883)	(690)
Interest income		2,319,369	2,430,919	343,311

Loss before income taxes		(26,411,304)	(7,997,792)	(1,129,503)
Income tax benefit	10	—	384,714	54,332

Net loss		(26,411,304)	(7,613,078)	(1,075,171)
Accretion of Redeemable Convertible Preferred Shares to redemption value		(169,497,766)	(20,288,267)	(2,865,251)

Net loss attributable to ordinary shareholders		(195,909,070)	(27,901,345)	(3,940,422)

Net loss per ordinary share
—Basic and diluted	11	(34.89)	(4.97)	(0.70)

Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	11	5,614,840	5,614,840	5,614,840

Net loss		(26,411,304)	(7,613,078)	(1,075,171)
Other comprehensive loss
Unrealized gain/(loss) on an available-for-sale investment, net of nil income taxes		1,828,333	(350,387)	(49,484)
Foreign currency translation adjustment, net of nil income taxes		13,260,463	(23,159,541)	(3,270,752)

Comprehensive loss		(11,322,508)	(31,123,006)	(4,395,407)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUECITY HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
			(Note 1(b))
Operating activities:
Net cash used in operating activities	(28,416,184)	(14,867,017)	(2,099,622)

Investing activities:
Purchase of property and equipment	(611,074)	(1,407,484)	(198,775)
Payment for acquiring an intangible asset	—	(3,250,000)	(458,988)
Proceeds from maturity of term deposits	167,748,150	—	—
Proceeds from disposal of property and equipment	—	1,360	192

Net cash provided by/(used in) investing activities	167,137,076	(4,656,124)	(657,571)

Financing activities:
Payments for IPO costs	—	(1,539,432)	(217,409)

Net cash used in financing activities	—	(1,539,432)	(217,409)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(394,184)	2,872,881	405,727

Net increase/(decrease) in cash and cash equivalents	138,326,708	(18,189,692)	(2,568,875)

Cash and cash equivalents at the beginning of the period	63,046,583	297,273,822	41,983,084

Cash and cash equivalents at the end of the period	201,373,291	279,084,130	39,414,209

Supplemental cash flow information:
Interest paid	—	2,695,890	380,732
Income taxes paid	—	—	—
Accrual of IPO costs	—	7,606,211	1,074,202

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BLUECITY HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of BlueCity Holdings Limited (“the Company”), its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s wholly-owned subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2019.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2020, the results of operations and cash flows for the three months ended March 31, 2019 and 2020, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, fair values of share-based compensation awards, investment securities, redeemable convertible preferred shares and ordinary shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited consolidated financial statements.

(b)	Convenience Translation

Translations of the unaudited condensed consolidated financial statements from RMB into US$ as of and for the three months ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0808, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Summary financial information of the Group’s VIEs in the condensed consolidated financial statements

The following unaudited condensed consolidated assets and liabilities information of the Group’s VIE as of December 31, 2019 and March 31, 2020, and unaudited condensed consolidated revenues, net loss and cash flow information for the three months ended March 31, 2019 and 2020, have been included in the accompanying unaudited condensed consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	16,334,782	9,568,466
Accounts receivable (net of allowance of nil as of December 31, 2019 and March 31, 2020)	1,217,559	1,058,917
Inventories	—	1,404,703
Prepayments and other current assets	10,176,208	3,796,075

Total current assets	27,728,549	15,828,161

Non-current assets
Property and equipment, net	4,206,421	4,624,611
Intangible asset, net	—	3,905,317
Investment securities	50,000	50,000
Other non-current assets	476,724	476,724

Total non-current assets	4,733,145	9,056,652

Total assets	32,461,694	24,884,813

LIABILITIES
Current liabilities
Amounts due to related parties	18,601,875	20,146,221
Deferred revenue	865,167	819,390
Income tax payable	112,473	112,473
Accrued expenses and other current liabilities	29,575,764	30,905,502

Total current liabilities	49,155,279	51,983,586
Non-current liability
Deferred tax liability	—	390,640

Total non-current liability	—	390,640

Total liabilities	49,155,279	52,374,226

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
Revenues	6,147,719	9,244,877
Net loss	(6,567,570)	(10,795,828)
Net cash used in operating activities	(1,674,310)	(4,390,864)
Net cash used in investing activities	(186,364)	(3,919,798)
Net cash provided by financing activities	1,229,152	1,544,346
Net decrease in cash and cash equivalents	(631,522)	(6,766,316)
Cash and cash equivalents at the beginning of the period	5,961,157	16,334,782
Cash and cash equivalents at the end of the period	5,329,635	9,568,466

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Concentration and risk

Concentration of credit risk

Cash and cash equivalents consist of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	47,254,666	35,375,745
—Denominated in USD	232,070,419	224,798,405

Total cash and cash equivalents balances held at mainland PRC financial institutions	279,325,085	260,174,150

Financial institution in Hong Kong S.A.R.
—Denominated in HKD	3,760,015	4,220,547
—Denominated in USD	833,125	220,689

Total cash balances held at the Hong Kong S.A.R. financial institution	4,593,140	4,441,236

Financial institutions in the United States
—Denominated in USD	13,070,290	11,240,877

Total cash balances held at the United States financial institutions	13,070,290	11,240,877

Financial institution in Vietnam
—Denominated in Vietnamese Dong	191,150	77,553

Total cash balances held at the Vietnam financial institution	191,150	77,553

Financial institution in Japan
—Denominated in JPY	—	3,055,691

Total cash balances held at the Japan financial institution	—	3,055,691

Total cash and cash equivalents balances held at financial institutions	297,179,665	278,989,507

The Group’s term deposits are denominated in USD and are deposited at financial institutions in the mainland of the PRC.

(e)	Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Intangible asset, net

Intangible asset represents an acquired pharmaceutical operation license, which is amortized on a straight-line basis over the estimated useful life of 5 years. The estimated life of intangible asset subject to amortization is reassessed if circumstances occur that indicate the life has changed.

(g)	Revenue recognition

Merchandise sales

The Group generates revenues from merchandise sales to customers through its platform. The Group controls the specified good before that good is transferred to a customer, which is evidenced by the primary responsibility for fulfilling the promise to provide the specified good, including responsible for the acceptability of the specified good; having inventory risk before the specified good has been transferred to a customer; and having discretion in establishing the price for the specified good. Accordingly, the Group concludes that it is principal in merchandise sales and reports revenue from merchandise sales on a gross basis. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring the specified good to customers.

(h)	Employee benefits

As a result of COVID-19, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance (“certain social insurance”). The Group’s PRC subsidiary, VIE and VIE’s subsidiaries were exempted from contributions to certain social insurance between February 2020 and June 2020. The exemption was recognized as a reduction of cost of revenues and operating expenses in the amount of RMB2.9 million for the three months ended March 31, 2020.

2. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Accounts receivable	1,217,559	1,058,917
Allowance for doubtful accounts	—	—

Accounts receivable, net	1,217,559	1,058,917

The movement of the allowance for doubtful accounts is as follows:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the period	1,857,463	—
Additions charged to bad debt expense	87,197	374,231
Write-off of bad debt allowance	—	(374,231)

Balance at the end of the period	1,944,660	—

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Receivable from third party payment platforms	21,259,208	24,948,534
Deferred IPO costs*	8,489,966	17,657,844
Interest receivable	2,368,175	3,183,490
Deductible input VAT	4,703,997	3,586,863
Others**	15,664,584	10,902,065

Prepayments and Other Current Assets	52,485,930	60,278,796

*

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO costs and will be offset against the gross proceeds received from such offering.

**	Others mainly include prepaid software service fees, network service fees and rental fees.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Office and electronic equipment	7,758,859	8,573,290
Leasehold improvements	8,155,554	8,738,468

Property and Equipment	15,914,413	17,311,758
Accumulated depreciation	(7,972,327)	(8,672,825)

Property and Equipment, net	7,942,086	8,638,933

Depreciation expenses on property and equipment are allocated to the following expense items:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
Cost of revenues	119,205	133,700
Selling and marketing expenses	207,371	301,257
Technology and development expenses	184,087	207,287
General and administrative expenses	54,773	67,887

Total depreciation expense	565,436	710,131

5. INTANGIBLE ASSET, NET

Intangible asset, net consists of the following:

As of March 31, 2020
RMB
License	4,110,860

Intangible asset	4,110,860
Accumulated amortization	(205,543)

Intangible asset, net	3,905,317

Amortization expense for intangible asset is RMB205,543 for the three months ended March 31, 2020 and recorded in cost of revenues. The estimated amortization expenses for the above intangible asset for the following period and years are as follows:

Year ending December 31,	Amortization for Intangible Asset
RMB
Nine months ending December 31, 2020	616,629
2021	822,172
2022	822,172
2023	822,172
2024	822,172

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2019	As of March 31, 2020
Advertising and marketing fees payable	14,843,734	17,668,243
Accrued payroll and welfare	17,176,014	13,286,046
Cash collected on behalf of service providers*	16,509,357	15,841,650
Technology supporting fees payable	4,272,662	3,840,133
Accrued IPO costs	6,227,056	13,841,099
Rebate to advertising customers	3,899,282	1,349,518
Interest payable	2,695,890	—
Other taxes payable	2,662,427	2,237,356
Deposits	1,070,000	1,160,000
Others	2,412,151	5,734,609

Accrued Expenses and Other Current Liabilities	71,768,573	74,958,654

*	This is the cash the Company received on behalf of the service providers from the customers for the family planning services and marketplace services.

7. MEZZANINE EQUITY

Series A-1, Series B, Series C, Series C-1 and Series D Redeemable Convertible Preferred Shares (collectively “Redeemable Convertible Preferred Shares”)

The Company’s Redeemable Convertible Preferred Shares activities consist of the following:

	Series A-1 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series C-1 Preferred Shares	Series D Preferred Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	17,959,327	483,612,008	327,278,389	258,898,069	612,978,394	1,700,726,187
Accretion of redeemable convertible preferred shares	347,923	5,573,550	3,724,358	2,975,976	7,666,460	20,288,267
Foreign currency translation adjustment	285,780	7,636,294	5,167,024	4,087,911	9,688,401	26,865,410

Balance as of March 31, 2020	18,593,030	496,821,852	336,169,771	265,961,956	630,333,255	1,747,879,864

8. SHARE-BASED COMPENSATION

The following table sets forth the stock options activities for the three months ended March 31, 2020:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2020	1,084,545	0.01
Granted	11,739	0.01
Forfeited	(23,503)	0.01

Outstanding at March 31, 2020	1,072,781	0.01	4.95	40,267,050

As of March 31, 2020, no share options were exercisable, since their exercisability is subject to the completion of an initial public offering of the Company.

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

For the Three Months Ended March 31, 2020
US$
Risk-free rate of return (per annum)	0.37%
Volatility	52.59%
Expected dividend yield	0%
Exercise multiple	2.2
Fair value of underlying ordinary share	US$37.55
Expiration Date	March 10, 2025
Forfeiture rate	8%

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was

8. SHARE-BASED COMPENSATION (Continued)

estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

The weighted average grant date fair value of the share options granted for the three months ended March 31, 2020 was US$37.54.

The total fair value of options granted to employees as of March 31, 2020 amounted to RMB92,401,795. Since the exercisability is dependent upon the completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the three months ended March 31, 2020. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of an initial public offering of the Company.

9. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis at March 31, 2020:

	As of March 31, 2020			Total Fair Value
RMB	Level 1	Level 2	Level 3
Investment securities:
Debt securities	—	—	23,535,101	23,535,101
Equity securities with readily determinable fair value	—	—	50,425	50,425

Total	—	—	23,585,526	23,585,526

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the three months ended March 31, 2020:

		Three Months Ended March 31, 2020
		Gain or Losses
RMB	January 1, 2020	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	March 31, 2020
Investment securities:
Debt securities	23,523,746	—	(350,387)	361,742	23,535,101
Equity securities with readily determinable fair value	55,302	(4,883)	—	6	50,425

Total	23,579,048	(4,883)	(350,387)	361,748	23,585,526

10. INCOME TAX

The statutory income tax rate for the Group’s PRC subsidiary, VIE and VIE’s subsidiaries is 25% for the three months ended March 31, 2019 and 2020. The effective income tax rate for the three months ended March 31, 2019 and 2020 was nil and 4.8% respectively. The effective income tax rate for the three months ended March 31, 2019 and 2020 differs from the PRC statutory income tax rate of 25% primarily due to recognition of valuation allowances for deferred income tax assets relating to operating loss carry forwards of loss-making entities.

11. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Three Months Ended March 31,
	2019	2020
Numerator:
Net loss	(26,411,304)	(7,613,078)
Accretion of Redeemable Convertible Preferred Shares	(169,497,766)	(20,288,267)

Numerator for basic and diluted net loss per share calculation	(195,909,070)	(27,901,345)

Denominator:
Weighted average number of ordinary shares	5,614,840	5,614,840

Denominator for basic and diluted net loss per share calculation	5,614,840	5,614,840

Net loss per ordinary share
—Basic and diluted	(34.89)	(4.97)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of March 31,
	2019	2020
Stock options	1,002,869	1,072,781
Preferred shares	9,560,830	9,560,830
Convertible debt	116,640	—

12. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2020, Chengdu NextGene Medical Management Co., Ltd., a related party that the Group’s subsidiary has equity interests in, provided marketing service and charged fees in the amount of RMB161,815 to the Group.

13. REVENUE INFORMATION

Revenues consist of the following:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
Services
Live streaming	136,238,645	179,643,104
Advertising	4,946,679	5,596,472
Membership	3,059,839	15,012,856
Others	1,094,942	4,746,791

Total service revenues	145,340,105	204,999,223
Merchandise sales	—	2,474,187

Total revenues	145,340,105	207,473,410

13. REVENUE INFORMATION (Continued)

The following summarizes the Company’s revenues by geographic areas (based on the location of customers):

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
PRC, excluding Hong Kong S.A.R.	138,502,278	186,932,044
Others	6,837,827	20,541,366

Total revenues	145,340,105	207,473,410

14. COMMITMENTS AND CONTINGENCIES

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB1,898,620 and RMB2,870,242 for the three months ended March 31, 2019 and 2020, respectively.

As of March 31, 2020, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, are as follows:

Year ending December 31,	Office and facilities
RMB
Nine months ending December 31, 2020	7,568,396
2021	3,504,384
2022	337,956

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of March 31, 2020.

15. CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	RMB		RMB
Balance as of January 1, 2019	5,614,840	3,446	(22,574,272)	(662,466,465)	(685,037,291)
Net loss	—	—	—	(26,411,304)	(26,411,304)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	(169,497,766)	(169,497,766)
Unrealized gain on an available-for-sale investment, net of nil income taxes	—	—	1,828,333	—	1,828,333
Foreign currency translation adjustment, net of nil income taxes	—	—	13,260,463	—	13,260,463

Balance as of March 31, 2019	5,614,840	3,446	(7,485,476)	(858,375,535)	(865,857,565)

15. CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

	Ordinary shares		Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	RMB		RMB
Balance as of January 1, 2020	5,614,840	3,446	(41,101,943)	(1,346,401,536)	(1,387,500,033)
Net loss	—	—	—	(7,613,078)	(7,613,078)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	(20,288,267)	(20,288,267)
Unrealized loss on an available-for-sale investment, net of nil income taxes	—	—	(350,387)	—	(350,387)
Foreign currency translation adjustment, net of nil income taxes	—	—	(23,159,541)	—	(23,159,541)

Balance as of March 31, 2020	5,614,840	3,446	(64,611,871)	(1,374,302,881)	(1,438,911,306)

Balance as of March 31, 2020- US$ (Note 1(b))		487	(9,124,939)	(194,088,645)	(203,213,097)

16. SUBSEQUENT EVENT

Management has considered subsequent events through June 16, 2020, which was the date the unaudited condensed consolidated financial statements were issued.

On June 1, 2020, the Board of Directors of the Company approved the 2020 Share Incentive Plan, under which the Company reserves 758,783 shares to the Company’s employees, directors and consultants. The shareholders of the Company approved the 2020 Share Incentive Plan on June 15, 2020.

On June 15, 2020, the Company granted 303,513 share options to Mr. Baoli Ma, founder, Chairman and Chief Executive Officer of the Company, under the 2020 Plan. Such share options shall vest and be exercisable upon the completion of an initial public offering of the Company with exercise price of US$0.01 per share option.

17. PRO FORMA FINANCIAL INFORMATION

Each of the Company’s Series A, Series A-1, Series B, Series C, Series C-1 and Series D Preferred Shares shall automatically be converted into one ordinary share immediately upon the closing of a Qualified IPO.

In addition, the share-based compensation expenses relating to the vested share options can only be recognized upon the closing of the Qualified IPO, which is a condition for the exercisability of vested share options. The pro forma balance sheet as of March 31, 2020 presents the financial position of the Company as if the closing of the Qualified IPO occurred on March 31, 2020.

On a pro forma basis, the carrying values of Series A, Series A-1, Series B, Series C, Series C-1 and Series D Preferred Shares, in the amount of RMB29,751,569, RMB18,593,030, RMB496,821,852, RMB336,169,771, RMB265,961,956 and RMB630,333,255, respectively, are included in shareholders’ equity under ordinary shares and additional paid-in capital; the share-based compensation expenses recognized relating to share options vested upon the completion of the Qualified IPO, in the amount of RMB65,299,833 is recorded as an addition to both additional paid-in capital and accumulated deficit.

On a pro forma basis, the conversion of such preferred shares and the recognition of share-based compensation expenses will not result in a material reduction of earnings per share for the three months ended March 31, 2020 because such effect would be anti-dilutive.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Ordinary shares
BlueCity Media Limited	July 3, 2017	7,004	US$180,144.49
	November 2, 2017	19,440	US$500,000.00

Series A preferred shares
FH Priolo Limited	April 12, 2018	180,150	US$5,000,000.00
FH Saltator Limited	April 12, 2018	108,090	US$3,000,000.00

Series D preferred shares
Primevera Inc.	July 3, 2017	360,300	US$9,999,982.00
Rainbow Rain Limited	November 2, 2017	540,451	US$15,000,001.00
	January 26, 2018	540,450	US$14,999,999.00
Formosa Opportunity Limited for and on behalf of UG Formosa Patriot Fund	November 10, 2017	180,150	US$4,999,991.00
	April 12, 2018	180,150	US$4,999,991.00
Aviator D, L.P.	September 26, 2018	216,180	US$6,000,000.00
	November 1, 2018	126,105	US$3,500,000.00

Options
Certain directors, officers, employees	February 2017 to June 2019	Outstanding options to purchase 1,374,664 ordinary shares	Past and future service provided by these individuals to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

BlueCity Holdings Limited

Exhibit Index

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

3.1†	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the closing of this offering

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4†	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 2, 2017

4.5†	Joinder to the Fifth Amended and Restated Shareholders Agreement among the Registrant, FH Priolo Limited and FH Saltator Limited, dated February 8, 2018

5.1†	Opinion of Conyers Dill & Pearman regarding the validity of the Class A ordinary shares being registered and certain Cayman Islands tax matters

8.1†	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of King & Wood Mallesons regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	2015 Stock Incentive Plan

10.2†	2020 Share Incentive Plan

10.3†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4†	Form of Employment Agreement between the Registrant and its executive officers

10.5†	English Translation of the Powers of Attorney by Mr. Baoli Ma and Mr. Changyou Ma, dated June 26, 2018

10.6†	English Translation of the Equity Interest Pledge Agreement among Mr. Baoli Ma, Mr. Changyou Ma, Beijing BlueCity Information & Technology Co., Ltd. and Beijing BlueCity Culture and Media Co., Ltd., dated June 26, 2018

10.7†	English Translation of the Exclusive Consulting and Services Agreement between Beijing BlueCity Information & Technology Co., Ltd. and Beijing BlueCity Culture and Media Co., Ltd., dated June 26, 2018

10.8†	English Translation of the Exclusive Option Agreement among Beijing BlueCity Information & Technology Co., Ltd., Mr. Baoli Ma, Mr. Changyou Ma and Beijing BlueCity Culture and Media Co., Ltd., dated June 26, 2018

10.9†	English Translation of the Spouse Consent Letter by the spouse of Mr. Changyou Ma, dated June 26, 2018

21.1†	Principal Subsidiaries of the Registrant

Exhibit Number	Description of Document

23.1	Consent of KPMG Huazhen LLP

23.2†	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3†	Consent of King & Wood Mallesons (included in Exhibit 99.2)

23.4†	Consent of Rong Lu

23.5†	Consent of Shengwen (Roy) Rong

23.6†	Consent of Wenjie (Jenny) Wu

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of King & Wood Mallesons regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on July 1, 2020.

BlueCity Holdings Limited

By:	/s/ Baoli Ma
Name: Baoli Ma
Title: Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Baoli Ma Baoli Ma	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	July 1, 2020

* Zhe Wei	Director	July 1, 2020

* Wei Ying	Director	July 1, 2020

/s/ Zhiyong (Ben) Li Zhiyong (Ben) Li	Chief Financial Officer (Principal Financial and Accounting Officer)	July 1, 2020

*By:	/s/ Baoli Ma
Name: Baoli Ma
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of BlueCity Holdings Limited has signed this registration statement or amendment thereto in New York on July 1, 2020.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.